8/7

04036584

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ping An Insurance (Group) Co. of China, Ltd.

*CURRENT ADDRESS Ping An Building
Ba Gua No. 3 Road
Shenzen, PRC

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 31 2004
THOMSON FINANCIAL

FILE NO. 82- 34809 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: EBS

DAT : 8/31/04

82-34809

12-31-02
AR/S

中国平安
PING AN OF CHINA
专业·价值

An

2002年年报







# 目 录　　CONTENTS

# 财务摘要

# Financial Highlights

A powerful step forward with surprise progress following after

看见最有力的跳跃，就看见惊喜的成长空间



# 财务摘要
# Financial Highlights

单位：万元人民币
Unit: RMB ten thousand

## 2002年资产构成情况
## Assets By Category 2002


长期投资
Long-term Investments 2,810,192
其他资产
Others Assets 899,730
固定资产
Fixed Assets 530,836
流动资产
Current Assets 10,234,888
总资产
Total Assets 14,475,646

## 公司历年来所有者权益情况
## Shareholders' Equity


1,326,930
618,365
495,572
472,166
415,098
372,516

## 公司历年总资产情况
## Total Assets


2002年
14,475,646
2001年
9,503,354
2000年
6,429,049
1999年
4,503,606
1998年
3,255,861
1997年
2,378,613

## 公司历年来保险收入情况
## Written Premium


6,197,101
4,645,683
2,732,249
2,217,454
1,704,147
1,501,733

## 公司历年税前利润情况
## Profit Before Taxation


2002年
262,038
2001年
226,555
2000年
177,942
1999年
56,575
1998年
48,030
1997年
43,108

# 公司简介

## Company Profile

从体系着手，把握最精准的律动

Master the exact flow from refining the infrastructure



# 中国平安保险(集团)股份有限公司

# Ping An Insurance (Group) Company of China, Ltd.

中国平安保险(集团)股份有限公司的前身是成立于1988年3月21日的深圳平安保险公司，同年5月27日对外营业。公司在国家工商行政管理总局注册，总部设在深圳。1992年6月4日，经国务院批准，更名为“中国平安保险公司”。1997年1月16日，经国家工商总局核准，更名为“中国平安保险股份有限公司”。2003年2月，经国务院批准，公司完成分业重组，更名为“中国平安保险(集团)股份有限公司”（以下简称“平安”）。平安设立了中国平安人寿保险股份有限公司、中国平安财产保险股份有限公司、中国平安保险海外（控股）公司、平安信托投资公司，平安信托投资公司依法参股并持有平安证券公司30%的股权，形成了以保险为主，融证券、信托、投资和海外业务为一体的紧密、高效的集团控股经营架构。

Shenzhen Ping An Insurance Company, the predecessor of Ping An Insurance (Group) Company of China, Ltd., was established on March 21, 1988 and began operations on May 27, 1988. Shenzhen Ping An Insurance Company registered with the State Administration for Industry and Commerce. On June 4, 1992, with the approval of the State Council, we changed our name to China Ping An Insurance Company. On January 16, 1997, with the approval of the State Administration for Industry and Commerce, we changed our name to China Ping An Insurance Co., Ltd. In February 2003, we completed a reorganization of our company and with the approval of the State Council, changed our name to Ping An Insurance (Group) Company of China, Ltd. ("Ping An"). As part of our reorganization, Ping An became a holding company and established as operating subsidiaries China Ping An Life Insurance Co., Ltd., China Ping An Property Insurance Co., Ltd., China Ping An Insurance Overseas (Holdings) Co. and Ping An Trust and Investment Company. Ping An Trust and Investment Company holds a 30% equity interest in Ping An Securities Company. Our reorganization has created an efficient holding company structure that integrates our primary business of insurance with trust and securities services and our overseas operations.

平安是中国首家股份制保险公司，也是中国第一家有外资参股的全国性保险公司。15 年来，平安的各项业务快速成长。2002 年全年公司保费收入共 619.71 亿元。总资产超过 1447 亿元。目前公司拥有 25 万员工和 2200 多万客户。《亚洲周刊》（《Asia Week》）评选的 2001 年亚太地区最大 100 家人寿保险公司中，平安名列第 23 位；总资产利润率在前 23 大保险公司中位居第一。2001 年 9 月，平安的财务信用等级被国内著名信用评级机构中诚信国际评为“AAA”级。同年 10 月，在《资本》杂志评选的“中国最佳服务品牌”中，平安荣膺“最佳保险服务”称号。2002 年 4 月，由北京大学与《经济观察报》举行的“中国最受尊敬企业”评选中，平安是唯一入选的保险公司。

平安吸收中国优秀传统文化和西方现代管理思想的精华，倡导员工以价值最大化为导向，以追求卓越为过程，做品德高尚和有价值的人，以形成“诚实、信任、进取、成就”的个人价值观，和“团结、活力、学习、创新”的团队价值观。平安的企业使命是：对客户负责，服务至上，诚信保障；对员工负责，生涯规划，安家乐业；对股东负责，资产增值，稳定回报；对社会负责，回馈社会，建设国家。平安为员工描绘的远景和抱负是：成为中国企业改革的先锋和金融服务业学习的楷模，建设国际一流的专业化金融保险服务集团。

Ping An is the first insurance company in China to adopt a company limited by shares structure and the first national-wide insurance company in China with foreign equity participation. Our business has grown rapidly during the past 15 years. In 2002, our total premium income was RMB 61.971billion and our total assets exceeded RMB 144.7 billion. Currently, we have approximately 250, 000 employees and 22 million customers. In 2001, we ranked 23rd among the top 100 life insurance companies in the Asia Pacific region according to Asiaweek, and also ranked first in terms of return on equity among the top 23 insurance companies. In September 2001, we received a financial credit rating of AAA from China Chengxin International Credit Rating Co. Ltd., an affiliate of Fitch Ratings. In October 2001, we were recognized as the best insurance service provider among China's best service brands by the magazine Capital. In April 2002, we were the only insurance company to be selected through a public pole conducted by Beijing University and The Economic Observer as one of China's most respected companies.

Ping An has blended traditional Chinese culture with modern Western management philosophy. We encourage our employees to focus on maximizing the value of Ping An, pursuing excellence and maintaining the highest business ethical standards as well as their own moral integrity and to foster the individual values of "honesty, trust, enterprise and success" and the team values of "unity, vitality, study and innovation". At Ping An, we recognize our responsibilities to our four primary constituencies. We strive to provide our customers with excellent service while maintaining our commitment to sincerity and honesty. We provide our employees with career development opportunities along with a family oriented work environment. We aim to provide our shareholders with an increase in the value of their assets and a stable return on their investment. We also actively look for opportunities to contribute to our society and to the development of our national economy. Ping An employees aspire to be pioneers in the reform of China's companies, setting an example for the financial services industry and to establish a world-class financial services group.

平安力求财务稳健，建立了一整套行之有效的投资组织架构、决策体系及风险管控体系，是目前国内中资保险公司中唯一一家连续 8 年按国际标准出具财务报告和精算报告的保险公司，不良资产比例低于 1%，资产质量名列亚洲金融企业前茅。

平安拥有包括财务、精算、IT、营销管理、人力资源、品牌管理等全方位的国际化人才队伍。其中，英籍总精算师斯蒂芬·迈尔先生获得了 2001 年度的“国家友谊奖”，受到了前国务院总理朱镕基的亲切接见，这是我国金融服务业首次获得这项国家荣誉。与此同时，平安一直注重员工的终身教育和本土人才的培育，积极建设平安金融大学，国内保险企业的第一家博士后工作站也落户平安，为平安培育一大批本土化的专业人才队伍奠定了坚实的基础。

In an effort to maintain our financial stability, we have established an effective investment structure, decision making system and risk control system. We are the only insurance company in China that has issued financial reports and actuary reports in accordance with international standards for each of the past eight years. The proportion of our non-performing assets is less than 1%, which places us among the leading Asian financial institutions in terms of assets quality.

We benefit from the skills of an international management team with specialties that include finance, actuarial evaluation, information technology, marketing, human resource and branding. In 2001, our chief actuary, Mr. Stephen Meldrum, won the National Friendship Prize and met with the former State Council Premier, Zhu Rongji. This was the first time that an individual from China's financial service industry won this national honor. We are also committed to the continuing education of our employees as well as the development of skilled personnel in our local labor markets. Toward these ends, we have established the first insurance industry post-doctorate research center in China and are actively pursuing the establishment of Ping An Finance University. Through these efforts, we hope to establish a solid foundation for training a large number of individuals in our local labor markets.

平安热心公益事业。早在 1993 年 10 月，平安就成立了捐助希望工程基金会。迄今为止，平安共投资 500 多万元，在全国 22 个省市援建了 27 所希望小学；1998 年，长江流域大范围发生洪涝灾害，平安全系统员工自发为洪区捐款捐物，共募集善款 245 万元，衣物近两万件；2000 年 10 月，平安出资 124 万元支持“三北”防护林建设；2002 年 8 月，平安向中国红十字总会捐赠价值 1000 万元的捐血车，并创办“平安爱心捐血银行”，发动全系统 25 万员工参与红十字的爱心事业。

完成分业改革后的平安，将充分发挥集团在战略研究、制度创新、产品开发、投资运作、风险管控、IT 平台、人力资源、品牌管理等方面的综合优势，有效地整合各种资源，建立起专业化经营基础上的综合的竞争优势，努力把平安建设成为国际一流的金融保险服务集团和金融业的百年老店。

地址：深圳市八卦岭八卦三路平安大厦
邮编：518029
电话：（0755）82262888
传真：（0755）82431019、82431039
网址：http://www.paic.com.cn
http://www.pa18.com

We are also committed to the welfare of our community. In October 1993, we established Hope Project Charitable Foundation. To date, we have invested over RMB 5 million to construct 27 primary schools in 22 provinces and cities. When the Yangtze River flooded China's central plains in 1998, every Ping An employee made a donation to the relief efforts, raising funds of RMB 2.45 million along with nearly 20,000 pieces of clothing. In October 2000, we donated RMB 1.24 million to support the construction of Three North, a protective forest. In August, 2002, we donated vehicles worth RMB 10 million for the collection of blood donations to the Chinese Red Cross and established the "Ping An Blood Bank", mobilizing 250,000 employees to participate in Red Cross charity activities.

Now that we have completed our reorganization, we are able to fully utilize the advantages of our new group organizational structure, including those relating to strategic research, system innovation, product development, investment operations, risk control, information technology platform, human resource and brand management. We are also able to effectively integrate our various resources and utilize the competitive advantages facilitated by specialized operational subsidiaries to further our efforts to become a world-class financial services group with a well-established track record.

Address: Ping An Building, No.3 Bagua Road, Bagualing, Shenzhen
Post Code: 518029
Tel: (0755) 82262888
Fax: (0755) 82431019, 82431039
Website: http://www.paic.com.cn
http://www.pa18.com

平安

# 董事长致辞

# Speech of Board Chairman

继往开来谱新篇

Carry forward the cause and forge ahead into the future



# 董事长致辞

# Chairman's Statement

2002 年是中国 WTO 元年，中国国民经济实现了持续、稳健的增长，人民生活水平稳步提高，为保险业的健康、快速发展提供了良好的市场机遇。同时，保险业作为率先开放的领域，外资保险公司大举进入和内资保险公司快速增加，使得保险市场竞争日益激烈，呈现出更加繁荣、更加富有挑战性的局面。

2002 年是我们的“巨大差异年”。面对各种考验和挑战，我们锐意进取、众志成城，推行了一系列的改革举措，加快了各项业务的发展，保持了持续、稳健发展的良好势头。2002 年，我们的保费收入 619.71 亿元，增长率为 33.39%。总资产超过 1447 亿元。经过一年的努力，我们的服务水平进一步改善，业务品质进一步提高，经营管理进一步强化，我们变得更加成熟、规范和自信。

这一年，我们成功引入了汇丰作为战略投资者，成为迄今为止国内金融业最大的引进外资项目，初步建立了与国际接轨的经营运作模式；这一年，我们向中国红十字总会捐赠价值 1000 万元的捐血车，并在全国范围内开展了声势浩大的爱心捐血活动；这一年，在北京大学与《经济观察报》举行的“中国最受尊敬企业”评选中，我们是唯一入选的保险公司；更重要的是，公司上下清醒地认识到了诚信是我们建设百年老店的基石，并开展了全方位的诚信建设，我们的目标是要建设中国道德品质最高的保险公司。

In 2002, China completed its first full year as a member of the World Trade Organization ("WTO"). The national economy of China also enjoyed continuous and steady growth in 2002, enhancing the national standard of living and providing significant market opportunities for the healthy and rapid development of the domestic insurance industry. In addition, in 2002 the insurance industry was among the first of China's industries to open up to foreign competition pursuant to China's WTO commitments. The establishment of operations in China by a number of foreign insurance companies, along with the rapid increase in the number of domestic insurance companies, has led to an increasingly competitive insurance market.

In 2002, we achieved significant progress in a number of areas. Despite a variety of challenges, through the joint efforts of our entire staff, we initiated a series of reform measures and accelerated our pace of business development. In 2002, our premium income increased 33.39% from 2001 to RMB 61.971 billion and our total assets exceeded RMB 144.7 billion. During 2002, our service level and business quality were improved and our operation management was strengthened. In 2002, we matured as an institution, standardized many of our operating procedures and became a more self-confident participant in China's insurance market.

In 2002, we successfully introduced HSBC Insurance Holdings Limited as a strategic investor in what was the largest foreign capital investment in a mainland China financial institution to date. In connection with this investment, we have preliminarily adopted a number of international operating practices. This past year, we donated vehicles worth RMB 10 million for the collection of blood donations to the Chinese Red Cross and initiated a large-scale nationwide blood donation program. In 2002, we were the only insurance company to be selected through a public poll conducted by Beijing University and The Economic Observer as one of China's most respected companies. More importantly, all of our managers and employees recognize that sincerity and honesty are the foundation for our long-term success and each of our managers and employees strives to maintain and develop sincerity and honesty in all aspects of our business. Our objective is to have the highest standards of business ethics among China's insurance companies.

2003 年 2 月，平安保险（集团）股份有限公司（“平安保险集团”）正式成立，这是我们发展历程中一个重要的里程碑，标志着我们朝建设国际一流的专业化金融保险服务集团的目标迈出了一大步。随着平安集团管理架构的建立与完善，我们将通过资源的优化配置，有效提高平安的整体运作水平；通过各子公司专业化经营，实现规模经济，大大提高我们的市场竞争力，使我们的经营更加稳健，偿付能力进一步增强，产品开发更加高效，为客户提供更加专业化、个性化、多元化的金融保险服务。

2003 年，我们确立了“品质为先、利润导向、遵纪守法、重在执行”的经营方针，将启动一系列改革项目，通过组织架构的调整，销售队伍体能的增强，后援服务体系的完善，基础管理水平的提升，使集团在机制创新、经营管理、人才战略、产品开发、市场营销、客户服务、风险管控等方面继续领跑国内保险业。

2003 年还是平安集团的“执行年”，我们将在全系统推行执行文化，建立首问责任制的落实体系，让我们严谨、务实、高效的工作作风再上一个台阶，使平安集团早日跨入世界 500 强、全球 400 优，成为国际一流的专业化金融保险服务集团和金融业的百年老店。

In February 2003, Ping An Insurance (Group) Company of China, Ltd. ("Ping An Group") was officially established, marking an important milestone in our history and representing a significant step toward our goal of becoming a world-class financial services group. Establishment of the Ping An Group management structure will effectively enhance our overall operation level by optimizing our allocation of resources, realizing the benefits of economies of scale and enhancing our market competitiveness through the specialized operation of our subsidiaries. In addition, establishment of the Ping An Group management structure will also further stabilize our operations, enhance our solvency margin, increase our product development efficiency and provide our clients with more specialized, personalized and diversified finance and insurance services.

In 2003, we established a new operating policy that focuses on quality, profit orientation, strict adherence to legal requirements and effective implementation. The new policy will involve a series of reform projects to maintain our leading position in the domestic insurance industry with respect to management innovation, operational management, attracting talented personnel, product development, marketing, customer service and risk control. The reform projects will involve adjusting our organizational structure, strengthening of our sales team work capacity, completing our supporting service system and improving our management.

2003 will be a year of implementation at the Ping An Group. We will promote a culture of effective implementation in every aspect of our business and establish a system with clearly defined responsibilities. We will continue to develop the precision, pragmatism and efficiency of our work culture in order to become a world-class financial service group with a well-established track record and enter the ranks of the Fortune Global 500 and the 400 best-performing companies.

董事长：马明哲

Chairman:Peter Ma




專業
價值

# 公司高层简介

## Brief Introduction of the Management of the Company

To fight for the best, the life will show you the way

在广袤的天空奋飞，方向即是道路



# 公司高层简介

## Brief Introduction of the Management of the Company

集团公司

马明哲



董事长兼首席执行官

Board Chairman and Chief Executive Officer

孙建一



常务副总经理兼副首席执行官

Executive Vice-president and Deputy Chief Executive Officer

顾敏慎



副总经理兼首席人力资源执行官

Vice-president and Chief Human Resource Officer

张子欣



副总经理兼首席财务执行官

Vice-president and Chief Financial Officer

徐建军

Jianjun



副总经理

Vice-president

斯蒂芬·迈尔

Meldrum



副总经理兼首席精算执行官

Vice-president and Chief Actuarial Officer

徐光中

Xu Guangzhong



副总经理兼首席稽核监察执行官

Vice-president and Chief Auditing Officer

陈克祥

Chen Kexiang



总经理助理

Assistant President

寿险

王利平



中国平安人寿保险股份有限公司董事长兼CEO
Board Chairman and Chief Executive Officer of Ping An Life Insurance Company of China, Ltd.

黄宜庚



中国平安人寿保险股份有限公司总经理
President of Ping An Life Insurance Company of China, Ltd.

## Ping An Life Insurance Company of China, Ltd.

产险

胡 杰



中国平安财产保险股份有限公司董事长
Board Chairman of Ping An Property & Casualty Insurance Company of China, Ltd.

曹实凡



中国平安财产保险股份有限公司总经理(CEO)
President and Chief Executive Officer of Ping An Property & Casualty Insurance Company of China, Ltd.

## Ping An Property & Casualty Insurance Company of China, Ltd.

证券

杨秀丽
Yang Xiuli



平安证券有限责任公司董事长
Board Chairman of Ping An Securities Company Ltd.

叶黎成
Ye Licheng



平安证券有限责任公司总经理
President of Ping An Securities Company Ltd.

## Ping An Securities Company Ltd.

信托

孙建一
Sun Jianyi



平安信托投资有限责任公司董事长
Board Chairman of China Ping An Trust & Investment Company Ltd.

徐建军
Xu Jianjun



平安信托投资有限责任公司总经理
President of China Ping An Trust & Investment Company Ltd.

# 经营报告

Business Report

To give and to get, you will be satisfied for what you h

收获并分享，每一杯都洋溢由衷的喜悦



# 品质为先　稳健发展

# Quality First, Steady Growth

## 一、经营环境

2002 年，我国国民经济继续保持良好发展势头，国内生产总值跃上 10 万亿元的新台阶，达到 10.2 万亿元，同比增长 8%；经济结构的战略性调整初见成效，产业结构之优化升级取得进展；各项改革不断深化，对外开放水平进一步提高；城乡居民收入稳步增长，人民生活继续改善。但国民经济也面临着一些突出问题和矛盾，如经济增长仍然受到有效需求不足和供给结构不合理的制约、就业压力仍然较大、部分城乡居民生活比较困难、市场经济秩序混乱的问题还亟待解决、重大安全生产事故时有发生等等，影响了经济运行和社会稳定。

2002 年是我国加入 WTO 的第一年，也是我国保险市场变化最为深刻、对外开放步伐最快的一年。保监会共批准 380 家保险公司分支机构和 98 家保险专业中介机构开业，并批准 6 家外国保险公司进入我国，批准 16 个外资保险公司营业机构正式开业，同时扩大了对外开放的区域，保险市场竞争更加激烈、更加国际化。保监会组织完成了《保险法》的修订工作，开展了整顿和规范保险市场秩序工作，严厉查处了假数据、假账本、假报表、假保单、假收据等“五假”和欺诈误导行为，进一步加大了监管力度。2002 年，全国保费收入 3053.1 亿元，同比增长 44.7%。其中，人身险保费收入 2274.8 亿元，同比增长 59.5%；财产险保费收入 778.3 亿元，同比增长 13.6%。

## I. Business Environment

In 2002, China's national economy continued to experience momentum of growth, setting yet another GDP record at RMB 10.2 trillion, a year-on-year (yoy) increase of 8%. Strategic realignment of the country's economic structure was beginning to reap results while optimization and enhancement of the industrial structure was making progress. As various programs of reforms continued to intensify, the level of opening was enhanced continuously. Urban and rural residents continued to enjoy steady growth of income and better standard of living. Nevertheless, the national economy was still beset by problems that posed adverse effects on the economy and social stability of the country. For example, economic growth was still restrained by insufficient demand and irrational supply structure. Other problems included unemployment pressure, economic gap between the cities and rural areas, market disorder and serious industrial accidents.

2002 marked China's entry into the WTO and witnessed the most radical change in and the fastest pace of opening of China's insurance market. The China Insurance Regulatory Commission (CIRC) has approved business operations for 380 branch offices of insurance companies and 98 insurance intermediaries. It has also allowed six foreign insurance companies to set foot in China and permitted 16 business outlets of foreign-invested insurers to commence operation. Meanwhile, more geographical areas are open to foreign insurers, resulting in a more competitive and internationalized market. On the regulatory front, the CIRC has completed the revision of the Insurance Law, and in order to step up regulatory efforts it has taken a series of actions to rectify disorders in the insurance market by investigating and punishing fraudulent misconducts and "five falsities" — false data, false accounts, false statements, false policies and false receipts. In 2002, premium income earned by the Company countrywide amounted to RMB 305.31 billion, a yoy increase of 44.7%. Of the amount, life insurance premium income accounted for RMB 227.48 billion (yoy growth of 59.5%); and P&C insurance premium income accounted for RMB 77.83 billion (yoy growth of 13.6%).

## 二、经营业绩

面对 2002 年复杂多变的市场环境，公司在保监会等国家监管机关和董事会的正确领导下，坚持“改革创新、加快发展、综合理财、突出效益”的经营方针，2002 年公司实现保费收入 619.71 亿元，同比增长 33.39%，其中国内保费收入 618.86 亿元，完成计划的 104.01%；累计实现税后利润 18.25 亿元。截至 2002 年底，公司总资产达 1447.56 亿元，净资产达 132.69亿元，同比分别增长 52.32% 和 114.57%，不良资产比例继续保持在 1% 以下。

——寿险系列

2002 年是寿险业务经受严峻考验的一年。由于投资市场持续低迷，影响了寿险新型产品的投资收益，加上少数营销员在销售过程存在误导行为并被某些媒体加以炒作，保险业的诚信形象受到了一定程度的损害。面对复杂局面，公司按照保监会要求积极进行整改，加强了新型产品销售管理，查处、纠正了误导行为。2002 年，寿险实现保费收入 535.31 亿元，完成计划的 102.94%，同比增长 33.77%。其中，银行保险同比增长 202.70%，团险同比增长 88.06%。

## II. Business Performance

In face of a sophisticated and volatile market environment in 2002, the Company, under the leadership of the state regulatory authorities, such as the CIRS, and the Board of Directors of the Company, persisted to focus on its business principles: "reform and innovation; speedy development; integrated financial services; outstanding results". With the concerted efforts of the management and staff, the Company generated premium income of RMB 61.971 billion in 2002, a yoy increase of 33.39%. Of the amount, domestic premium income accounted for RMB 61.886 billion, which represented 104.01% of the set target. After-tax profit achieved was RMB 1.825 billion. As at the end of 2002, the total assets and net assets of the Company amounted to RMB 144.756 billion (yoy increase of 52.32%) and RMB 13.269 billion (yoy increase of 114.57%) respectively. Non-performing assets ratio remained below 1%.

**— Life Insurance Line**

Our life insurance business encountered severe challenges in 2002. As the investment market continued to be gloomy, investment returns for our new life products have been adversely affected. In addition, the incidents of some sales agents misleading customers were maliciously publicized in the media. The credible image of the insurance industry, as a result, has been seriously tarnished. To address the issue, the Company has, in accordance to the requirements of CIRS, taken measures to step up the management of new product sales, conducted investigations and imposed disciplinary actions and restituted misconducts. We are beginning to see the results of these efforts. In 2002, the Company generated premium income of RMB 53.531 billion from the life insurance business, representing a 33.77% yoy increase, and an achievement rate of 102.94% of the target. The yoy growth of bancassurance and group insurance were 202.70% and 88.06% respectively.

——产险系列

继续加强销售队伍建设，激发销售队伍士气，在挖掘传统险种潜力的同时，大力推广董事及高级职员责任保险等新产品，积极探索新的销售渠道，推广货运险、车险、家财险网上销售，高度重视大项目承保，有力地促进了业务发展。2002 年，产险实现保费收入 83.56 亿元（不含海外），完成计划的 111.41%，同比增长 31.12%；市场份额上升到 10.74%，居产险同业第三位。

——平安信托投资有限责任公司

顺利完成保牌和工商重新登记工作，积极开展发展战略研究和新业务研发工作，推出汽车消费信托计划，接受深圳市新疆助学公益信托项目，取得良好业绩。继续积极清收不良资产，加大清收力度，全年清收资金 5623 万元，完成集团下达计划的 112%。实行规范化物业管理，不断提高管理绩效，全年累计实现租金收入 9697 万元，完成年计划的 114%。

**— P&C Insurance Line**

The Company continued to reinforce and boost the morale of the sales force. While continuing to tap the potential of traditional products, aggressive efforts were being made to promote new products such as management and professional liability. We also actively explored new marketing channels, promoted online sales of cargo insurance, auto insurance and homeowners insurance, and placed great importance on underwriting for large-scaled projects. As a result, significant progress has been made in the business development of our P&C line. In 2002, P&C insurance premium income amounted to RMB 8.356 billion (excluding overseas operations), which represented a target achievement rate of 111.41%, with a yoy increase of 31.12%. With a market share enlarged to 10. 74%, the Company now ranks third among its peers in the business line.

**— Trust Company**

The Trust Company has successfully retained its license and renewed business registration during the year. It also carried out active study on development strategy and initiated efforts for new business development. During the year, we launched a consumer trust scheme for automobile and took up trusteeship for Shenzhen Municipal's Xinjiang Scholarship Trust. We continued to step up efforts to recover debts, and were able to recover a total of RMB 56.23 million, an achievement rate of 112% of the set target. In property management, we have introduced a standard property management procedure and continued to improve our management performance. Total rental income collected for the year amounted to RMB 96.97 million, 114% of the year's target.

——投资业务

理顺投资组织架构，成立资产营运中心，加快投资专业人才队伍的培养，进一步提高投资运作和管理的专业性。继续加强投资管理委员会对投资业务的统一领导，加强投资风险管控，确保公司投资部门安全、高效运行。2002 年公司实现保险资金运用投资收益 40.96 亿元。受投资市场低迷的影响，资产增值率同期有所回落，但仍高于同业平均水平。截至 2002 年底，公司投资性资产已达 1242.08 亿元。

**— Investment Business**

During the year, we streamlined the organization structure of our investment business, set up an investment center, sped up training for our investment professionals and further enhanced the professionalism of our investment operations and management. The Investment Management Committee continued to strengthen its central leadership by enhancing risk control, and assuring the security and efficiency of the investment operations. In 2002, the Company generated RMB 4.096 billion of income from the exercise of the insurance capital. Affected by unfavorable market condition, the asset appreciation ratio has dropped compared with last year, but still maintained an above industry average level. As at the end of 2002, investment a sets of the Company amounted to RMB 124.208 billion.



# 审计报告

Auditor's Report

All of your effort will present the value based on the precise fig

保持精准的数字，使得一切的努力显现出价值。



# 审计报告
# Auditors' Report

**中国平安保险(集团)股份有限公司全体股东:**

我们接受委托,审计了中国平安保险(集团)股份有限公司(以下简称“贵公司”)及子公司(以下简称“贵集团”)于二零零二年十二月三十一日的合并资产负债表和资产负债表,二零零二年度的合并利润及利润分配表和利润及利润分配表,以及合并现金流量表和现金流量表。这些会计报表由贵公司负责,我们的责任是对这些会计报表发表审计意见。我们的审计是根据《中国注册会计师独立审计准则》进行的。在审计过程中,我们结合贵公司及其子公司的实际情况,实施了包括抽查会计记录等我们认为必要的审计程序。

我们认为,上述会计报表符合《企业会计准则》及《金融企业会计制度》的有关规定,在所有重大方面公允地反映了贵公司于二零零二年十二月三十一日的合并财务状况和财务状况,二零零二年度合并经营成果和经营成果及合并现金流量和现金流量,会计处理方法的选用遵循了一贯性原则。

安永华明会计师事务所
ERNST & YOUNG HUA MING Certified Public Accountants

中国 北京
二零零三年三月二十日

**To the shareholders of**
**Ping An Insurance (Group) Company of China, Ltd.**

We accepted the appointment and have audited the consolidated balance sheet and the balance sheet of Ping An Insurance (Group) Company of China, Ltd. (the "Company") and its subsidiaries (the "Group") as of December 31, 2002, and the consolidated income statement and retained earnings, the income statement and retained earnings, the consolidated cash flow statement and cash flow statement for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Independent Auditing Standards for Chinese Certified Public Accountants. Our audit included such tests of the accounting records on a sample basis, and other audit procedures as we considered necessary in the circumstances of the Company and its subsidiaries.

In our opinion, the financial statements referred to above comply with the requirements of the "Accounting Standards for Enterprises" and the "Accounting System for Financial Institutions" and present fairly, in all material respects, the financial positions of the Group and the Company as of December 31, 2002, and the results of their operations and their cash flows for the year then ended. The accounting policies have been consistently applied.

中国注册会计师
Certified Public Accountants

金馨
Jin Xin

李地
Li Di

Beijing, PRC
March 20, 2003

# 资产负债表
# Balance Sheet

二零零二年十二月三十一日（人民币元）

DECEMBER 31, 2002 (Expressed in Renminbi)

| | | 附注 Notes | 本集团 Group 二零零二年十二月三十一日 December 31, 2002 | 本集团 Group 二零零一年十二月三十一日 December 31, 2001 (已重新编列，见附注二(29)) (Restated, note 2.29) | 本公司 Company 二零零二年十二月三十一日 December 31, 2002 | 本公司 Company 二零零一年十二月三十一日 December 31, 2001 (已重新编列，见附注二(29)) (Restated, note 2.29) |
|---|---|---|---|---|---|---|
| **资产** | **ASSETS** | | | | | |
| 流动资产： | CURRENT ASSETS: | | | | | |
| 现金 | Cash on hand | 5.1 | 12,637,885 | 6,912,317 | 145,289 | 6,776,804 |
| 银行存款 | Cash at bank | 5.1 | 77,207,352,179 | 50,661,565,945 | 5,368,802,669 | 50,398,712,085 |
| 短期投资 | Short term investments | 5.2 | 8,564,260,656 | 3,743,986,432 | - | 3,713,758,509 |
| 减：短期投资跌价准备 | Less: provision for investment loss | 5.2 | (775,440,874) | (211,724,019) | - | (208,143,860) |
| 拆出资金 | Interbank placements | 5.3 | - | 32,619,740 | - | 32,619,740 |
| 保户质押贷款 | Policy loans | | 145,731,562 | 83,389,146 | - | 83,389,146 |
| 应收利息 | Interest receivable | 5.4 | 572,964,127 | 125,257,015 | 634,685 | 125,257,015 |
| 应收保费 | Premium receivable | 5.5 | 557,414,946 | 466,978,393 | - | 454,097,540 |
| 应收分保账款 | Receivable from reinsurers | 5.6 | 242,859,403 | 476,988,256 | - | 485,154,425 |
| 应收账款 | Accounts receivable | 5.7 | 90,031,007 | 126,441,159 | - | 36,283,224 |
| 应收款项小计 | Subtotal of receivables | | 1,463,269,483 | 1,195,664,823 | 634,685 | 1,100,792,204 |
| 减：坏账准备 | Less: provision for doubtful debts | | (204,510,040) | (255,492,322) | - | (255,487,743) |
| 应收款项净额 | Net receivable | | 1,258,759,443 | 940,172,501 | 634,685 | 845,304,461 |
| 预付赔款 | Prepaid claims | | 88,649,681 | 76,628,545 | - | 76,628,545 |
| 存出分保准备金 | Reinsurance deposit | | 45,521 | - | - | - |
| 买入返售证券 | Reverse repos | 5.8 | 9,348,752,463 | 6,019,964,969 | - | 6,019,964,969 |
| 其他应收款 | Other receivables | 5.9 | 479,700,719 | 279,639,678 | 2,523,318,758 | 431,380,219 |
| 材料物品 | Materials | | 9,744,769 | 8,474,126 | - | 8,409,871 |
| 低值易耗品 | Low-value consumables | | 77,572,877 | 65,145,631 | - | 64,912,849 |
| 待摊费用 | Deferred expenses | | 89,077,924 | 76,205,505 | - | 76,036,071 |
| 待处理流动资产净损失 | Net loss on current assets to be disposed of | | 54,170 | 943,977 | - | 943,977 |
| 一年内到期的长期债券投资 | Current portion of long term bond investments | 5.10 | 5,794,966,957 | 1,748,197,315 | - | 1,748,197,315 |
| 流动资产合计 | Total current assets | | 102,301,865,932 | 63,532,121,808 | 7,892,901,401 | 63,298,890,701 |

所附附注为本会计报表的组成部份

The accompanying notes form an integral part of these financial statements.

二零零二年十二月三十一日（人民币元）

DECEMBER 31, 2002 (Expressed in Renminbi)

| | | 附注 Notes | 本集团 Group 二零零二年 十二月三十一日 December 31, 2002 | 本集团 Group 二零零一年 十二月三十一日 December 31, 2001 (已重新编列,见附注二(29)) (Restated, note 2.29) | 本公司 Company 二零零二年 十二月三十一日 December 31, 2002 | 本公司 Company 二零零一年 十二月三十一日 December 31, 2001 (已重新编列,见附注二(29)) (Restated, note 2.29) |
|---|---|---|---|---|---|---|
| 长期投资: | LONG TERM INVESTMENTS: | | | | | |
| 长期股权投资 | Long term equity investments | 5.11 | 614,468,939 | 740,936,745 | 5,974,910,812 | 3,186,787,382 |
| 长期债权投资 | Long term bond investments | 5.12 | 27,680,912,891 | 20,300,546,609 | - | 20,298,252,487 |
| 减：投资减值准备 | Less: provision for impairment | | (193,457,193) | (328,044,523) | - | (280,737,142) |
| 长期投资合计 | Net long term investments | | 28,101,924,637 | 20,713,438,831 | 5,974,910,812 | 23,204,302,727 |
| 贷款: | LOANS: | | | | | |
| 贷款 | Loans | 5.13 | 308,266,329 | 324,433,660 | - | 294,884,746 |
| 减：贷款呆账准备 | Less: provision for doubtful loans | 5.13 | (261,253,014) | (183,502,948) | - | (183,447,458) |
| | | | 47,013,315 | 140,930,712 | - | 111,437,288 |
| 固定资产: | FIXED ASSETS: | | | | | |
| 固定资产原值 | Fixed assets, at cost | 5.14 | 6,101,050,628 | 5,163,574,058 | 3,059,756 | 2,648,016,678 |
| 减：累计折旧 | Less: accumulated depreciation | 5.14 | (1,291,470,828) | (987,155,673) | (2,549,541) | (821,329,184) |
| 固定资产净值 | Fixed assets, net | 5.14 | 4,809,579,800 | 4,176,418,385 | 510,215 | 1,826,687,494 |
| 减：固定资产减值准备 | Less: provision for impairment | 5.14 | (171,560,897) | (68,974,920) | - | (49,090,055) |
| 固定资产净额 | Fixed assets, net | 5.14 | 4,638,018,903 | 4,107,443,465 | 510,215 | 1,777,597,439 |
| 在建工程 | Construction in progress | 5.15 | 669,002,713 | 366,525,009 | 300,000 | 270,090,286 |
| 固定资产清理 | Disposals of fixed assets | | 1,114,221 | 1,472,192 | - | 1,472,192 |
| 待处理固定资产净损失 | Net loss on fixed assets to be disposed of | | 223,191 | 763,097 | - | 763,097 |
| 固定资产合计 | Total fixed assets | | 5,308,359,028 | 4,476,203,763 | 810,215 | 2,049,923,014 |

所附附注为本会计报表的组成部份

*The accompanying notes form an integral part of these financial statements.*

二零零二年十二月三十一日（人民币元）

DECEMBER 31, 2002 (Expressed in Renminbi)

| | | 附注 Notes | 本集团 Group 二零零二年十二月三十一日 December 31, 2002 | 本集团 Group 二零零一年十二月三十一日 December 31, 2001 (已重新编列，见附注二(29)) (Restated, note 2.29) | 本公司 Company 二零零二年十二月三十一日 December 31, 2002 | 本公司 Company 二零零一年十二月三十一日 December 31, 2001 (已重新编列，见附注二(29)) (Restated, note 2.29) |
|---|---|---|---|---|---|---|
| 无形资产及其他资产: | INTANGIBLE ASSETS AND OTHER ASSETS: | | | | | |
| 无形资产 | Intangible assets | 5.16 | 34,828,945 | 167,117,879 | - | 65,723,762 |
| 长期待摊费用 | Deferred assets | 5.17 | 293,851,947 | 266,256,200 | - | 217,199,861 |
| 存出资本保证金 | Statutory deposit | 5.18 | 444,000,000 | 444,000,000 | - | 444,000,000 |
| 其他长期资产 | Other long term assets | 5.19 | 167,198,634 | 228,873,563 | - | 228,642,352 |
| 独立账户资产 | Separate account (investment-linked) assets | 5.25 | 8,005,942,452 | 4,979,034,563 | - | 4,979,034,563 |
| 无形资产及其他资产合计 | Total intangible assets and other assets | | 8,945,821,978 | 6,085,282,205 | - | 5,934,600,538 |
| 递延税项: | DEFERRED TAX: | | | | | |
| 递延税项借项 | Deferred tax assets | 5.49 | 51,471,799 | 85,567,416 | 50,044,369 | 84,139,986 |
| 资产总计 | Total assets | | 144,756,456,689 | 95,033,544,735 | 13,918,666,797 | 94,683,294,254 |

所附附注为本会计报表的组成部份

The accompanying notes form an integral part of these financial statements.

二零零二年十二月三十一日（人民币元）

DECEMBER 31, 2002 (Expressed in Renminbi)

| | | 附注 Notes | 本集团 Group 二零零二年十二月三十一日 December 31, 2002 | 本集团 Group 二零零一年十二月三十一日 December 31, 2001 (已重新编列，见附注二(29)) (Restated, note 2.29) | 本公司 Company 二零零二年十二月三十一日 December 31, 2002 | 本公司 Company 二零零一年十二月三十一日 December 31, 2001 (已重新编列，见附注二(29)) (Restated, note 2.29) |
|---|---|---|---|---|---|---|
| **负债及股东权益** | **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| 流动负债: | CURRENT LIABILITIES: | | | | | |
| 短期借款 | Short term loans | | 316,640 | 581,542 | - | - |
| 应付手续费 | Handling charge payable | | 51,701,195 | 30,706,975 | - | 30,706,975 |
| 应付佣金 | Commission payable | | 492,090,654 | 558,249,562 | - | 558,249,562 |
| 预收保费 | Premium received in advance | | 2,604,105,123 | 1,529,946,983 | - | 1,529,946,983 |
| 存入分保准备金 | Deposits from reinsurers | | 282,632,087 | 268,297,025 | - | 268,297,025 |
| 应付工资 | Salary payable | | 124,169,759 | 212,600,788 | - | 209,978,272 |
| 应付福利费 | Welfare payable | | 98,030,609 | 30,997,685 | 5,584,777 | 29,845,143 |
| 应付保户红利 | Dividends to policyholders | | 237,496,112 | 125,631,706 | - | 125,631,706 |
| 应付股利 | Dividend payable | | 487,628 | 266,809,704 | 487,628 | 266,809,704 |
| 应交税金 | Taxes payable | 5.20 | 760,886,293 | 544,246,258 | 615,986,071 | 542,546,219 |
| 卖出回购证券 | Repos | 5.21 | 8,312,949,150 | 3,000,000,000 | - | 3,000,000,000 |
| 其他应付款 | Other payables | 5.22 | 1,365,125,733 | 1,283,431,548 | 10,756,497 | 1,103,425,318 |
| 预提费用 | Accrued expenses | | 84,935,486 | 92,569,363 | 16,554,600 | 91,073,998 |
| 未决赔款准备金 | Outstanding claim reserve | | 2,389,430,193 | 1,911,947,275 | - | 1,881,185,965 |
| 其中：已发生未报告赔款准备金 | Including: incurred but not reported | | 200,578,219 | 149,239,055 | - | 149,239,055 |
| 未到期责任准备金 | Unearned premium reserve | | 3,680,738,572 | 2,800,215,728 | - | 2,782,407,744 |
| 保户储金 | Policyholders' deposits | | 67,661,768 | 80,366,103 | - | 80,366,103 |
| 流动负债合计 | Total current liabilities | | 20,552,757,002 | 12,736,598,245 | 649,369,573 | 12,500,470,717 |

所附附注为本会计报表的组成部份

The accompanying notes form an integral part of these financial statements.

二零零二年十二月三十一日（人民币元）

DECEMBER 31, 2002 (Expressed in Renminbi)

| | | 附注 Notes | 本集团 Group 二零零二年十二月三十一日 December 31, 2002 | 本集团 Group 二零零一年十二月三十一日 December 31, 2001 (已重新编列，见附注二(29)) (Restated, note 2.29) | 本公司 Company 二零零二年十二月三十一日 December 31, 2002 | 本公司 Company 二零零一年十二月三十一日 December 31, 2001 (已重新编列，见附注二(29)) (Restated, note 2.29) |
|---|---|---|---|---|---|---|
| 长期负债: | LONG TERM LIABILITIES: | | | | | |
| 长期责任准备金 | Long term unearned premium reserve | | 1,169,734,608 | 779,811,006 | - | 779,811,006 |
| 寿险责任准备金 | Policyholders' reserve for life insurance | 5.23 | 100,610,758,230 | 69,692,491,003 | - | 69,692,491,003 |
| 长期健康险责任准备金 | Long term reserve for health insurance | | 403,925,201 | 5,794,803 | - | 5,794,803 |
| 保险保障基金 | Insurance guarantee fund | 5.24 | 618,234,950 | 538,305,675 | - | 538,305,675 |
| 独立账户负债 | Separate account (investment-linked) liabilities | 5.25 | 8,289,809,471 | 5,081,651,024 | - | 5,081,651,024 |
| 独立账户未实现利得 | Separate account (investment-linked) unrealized investment loss | 5.25 | (283,867,019) | (102,616,461) | - | (102,616,461) |
| 其他长期负债 | Other long term liabilities | | 13,041,389 | 16,364,824 | - | 3,741,135 |
| 长期负债合计 | Total long term liabilities | | 110,821,636,830 | 76,011,801,874 | - | 75,999,178,185 |
| 少数股东权益 | MINORITY INTERESTS | | 112,765,633 | 101,499,264 | - | - |

所附附注为本会计报表的组成部份

The accompanying notes form an integral part of these financial statements.

二零零二年十二月三十一日（人民币元）

DECEMBER 31, 2002 (Expressed in Renminbi)

| | | 附注 Notes | 本集团 Group 二零零二年十二月三十一日 December 31, 2002 | 本集团 Group 二零零一年十二月三十一日 December 31, 2001 | 本公司 Company 二零零二年十二月三十一日 December 31, 2002 | 本公司 Company 二零零一年十二月三十一日 December 31, 2001 |
|---|---|---|---|---|---|---|
| | | | | (已重新编列，见附注二(29)) (Restated, note 2.29) | | (已重新编列，见附注二(29)) (Restated, note 2.29) |
| 股东权益: | SHAREHOLDERS' EQUITY: | | | | | |
| 股本 | Paid-in capital | 5.26 | 2,466,666,667 | 2,220,000,000 | 2,466,666,667 | 2,220,000,000 |
| 资本公积 | Capital reserve | 5.27 | 5,596,276,418 | 581,880,853 | 5,596,276,418 | 581,880,853 |
| 其中：汇差调整 | Including: exchange differences | | 22,993,242 | 23,490,732 | 22,970,742 | 23,490,732 |
| 盈余公积 | Surplus reserve | 5.28 | 3,260,943,409 | 2,987,254,963 | 3,260,943,409 | 2,987,254,963 |
| 其中：公益金 | Including: statutory common welfare fund | | 381,367,752 | 290,138,270 | 381,367,752 | 290,138,270 |
| 总准备金 | General reserve | 5.29 | 394,509,536 | 394,509,536 | 394,509,536 | 394,509,536 |
| 未分配利润 | Retained earnings | 5.30 | 1,550,901,194 | - | 1,550,901,194 | - |
| 股东权益合计 | Total shareholders' equity | | 13,269,297,224 | 6,183,645,352 | 13,269,297,224 | 6,183,645,352 |
| 负债及股东权益总计 | Total liabilities and shareholders' equity | | 144,756,456,689 | 95,033,544,735 | 13,918,666,797 | 94,683,294,254 |

所附附注为本会计报表的组成部份

The accompanying notes form an integral part of these financial statements.

法定代表人

Legal Representative

财务负责人

Chief Financial Officer

# 利润表
# Income Statement

截至二零零二年十二月三十一日止年度（人民币元）

YEAR ENDED DECEMBER 31, 2002 (Expressed in Renminbi)

| | | 附注 Notes | 本集团 Group 二零零二年度 2002 | 本集团 Group 二零零一年度 2001 (已重新编列，见附注二(29)) (Restated, note 2.29) | 本公司 Company 二零零二年度 2002 | 本公司 Company 二零零一年度 2001 (已重新编列，见附注二(29)) (Restated, note 2.29) |
|---|---|---|---|---|---|---|
| 保险业务收入 | Underwriting income | | | | | |
| 保费收入 | Premium income | 5.31 | 61,971,014,208 | 46,456,833,512 | 61,886,154,717 | 46,389,960,356 |
| 分保费收入 | Reinsurance premium income | 5.32 | 37,783,741 | 42,912,715 | 5,833,067 | 8,755,451 |
| 追偿款收入 | Subrogation income | | 17,869,072 | 26,639,558 | 17,869,072 | 26,639,559 |
| 保险业务收入合计 | Total underwriting income | | 62,026,667,021 | 46,526,385,785 | 61,909,856,856 | 46,425,355,366 |
| 保险业务支出 | Underwriting expenses | | | | | |
| 死伤医疗给付 | Payments on death and medical claims | 5.33 | (466,434,378) | (341,066,220) | (466,434,378) | (341,066,220) |
| 满期给付 | Payments on maturity | 5.34 | (4,522,250,462) | (1,582,904,998) | (4,522,250,462) | (1,582,904,998) |
| 年金给付 | Payments on annuity | 5.35 | (1,185,721,358) | (710,907,598) | (1,185,721,358) | (710,907,598) |
| 退保金 | Payments on surrender | 5.36 | (3,017,852,046) | (1,642,550,043) | (3,017,852,046) | (1,642,550,043) |
| 赔款支出 | Claim expenses | 5.37 | (4,812,281,915) | (3,621,410,358) | (4,784,095,536) | (3,576,183,467) |
| 减：摊回分保赔款 | Less: Claims recoverable from reinsurers | 5.38 | 1,445,464,878 | 1,246,801,586 | 1,426,919,242 | 1,214,106,990 |
| 分出保费 | Reinsurance premium ceded | 5.38 | (3,720,401,981) | (2,699,908,478) | (3,685,852,093) | (2,661,223,803) |
| 分保赔款支出 | Claims for reinsurance accepted | 5.32 | (15,439,871) | (13,574,624) | (3,810,588) | - |
| 分出费用支出 | Expenses for reinsurance accepted | 5.32 | (12,992,562) | (13,989,304) | (289,244) | (79,734) |
| 手续费支出 | Handling charges | 5.39 | (993,209,193) | (554,550,414) | (961,798,248) | (534,466,215) |
| 佣金支出 | Commission expenses | 5.40 | (5,672,552,570) | (5,131,741,327) | (5,672,552,570) | (5,131,741,327) |
| 营业税金及附加 | Business tax and surcharges | 5.41 | (666,091,428) | (643,142,263) | (658,811,818) | (636,273,882) |
| 营业费用 | Operating expenses | 5.42 | (5,355,923,173) | (4,283,553,056) | (5,183,928,647) | (4,402,953,546) |
| 减：摊回分保费用 | Less: Expenses recoverable from reinsurers | 5.38 | 1,194,650,355 | 928,224,480 | 1,194,650,355 | 917,818,147 |
| 提取保险保障基金 | Provision for insurance guarantee fund | 5.24 | (79,929,275) | (64,544,987) | (79,929,275) | (64,544,987) |
| 保险业务支出合计 | Total underwriting expenses | | (27,880,964,979) | (19,128,817,604) | (27,601,756,666) | (19,152,970,683) |

截至二零零二年十二月三十一日止年度（人民币元）

YEAR ENDED DECEMBER 31, 2002 (Expressed in Renminbi)

| | | 附注 Notes | 本集团 Group 二零零二年度 2002 | 本集团 Group 二零零一年度 2001 (已重新编列,见附注二(29)) (Restated, note 2.29) | 本公司 Company 二零零二年度 2002 | 本公司 Company 二零零一年度 2001 (已重新编列,见附注二(29)) (Restated, note 2.29) |
|---|---|---|---|---|---|---|
| 准备金提转差 | Movement of reserves: | | | | | |
| 提存未决赔款准备金 | Provision for outstanding claim reserve | 5.43 | (2,389,430,193) | (1,911,947,275) | (2,368,732,409) | (1,881,185,965) |
| 减：转回未决赔款准备金 | Less: Write-back of outstanding claim reserve | 5.43 | 1,911,947,275 | 1,424,078,193 | 1,881,185,965 | 1,392,153,540 |
| 提存未到期责任准备金 | Provision for unearned premium reserve | 5.44 | (3,680,738,572) | (2,800,215,728) | (3,663,720,509) | (2,782,407,744) |
| 减：转回未到期责任准备金 | Less: Write-back of unearned premium reserve | 5.44 | 2,800,215,728 | 2,303,581,074 | 2,782,407,744 | 2,284,072,701 |
| 提存长期责任准备金 | Provision for long term unearned premium reserve | 5.45 | (1,169,734,608) | (779,811,006) | (1,169,734,608) | (779,811,006) |
| 减：转回长期责任准备金 | Less: Write-back of long term unearned premium reserve | 5.45 | 779,811,006 | - | 779,811,006 | - |
| 提存寿险责任准备金 | Provision for policyholders' reserve for life insurance | | (108,053,333,656) | (74,743,927,710) | (108,053,333,656) | (74,743,927,710) |
| 减：转回寿险责任准备金 | Less: Write-back of policyholders' reserve for life insurance | | 74,743,927,710 | 47,394,634,107 | 74,743,927,710 | 47,394,634,107 |
| 提存长期健康险责任准备金 | Provision for long term reserve for health insurance | | (403,925,201) | (5,794,803) | (403,925,201) | (5,794,803) |
| 减：转回长期健康险责任准备金 | Less: Write-back of long term reserve for health insurance | | 5,794,803 | - | 5,794,803 | - |
| 准备金提转差合计 | Total increase in reserve | | (35,455,465,708) | (29,119,403,148) | (35,466,319,155) | (29,122,266,880) |

所附附注为本会计报表的组成部份

The accompanying notes form an integral part of these financial statements.

截至二零零二年十二月三十一日止年度（人民币元）

YEAR ENDED DECEMBER 31, 2002 (Expressed in Renminbi)

| | | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|---|
| | | 附注 Notes | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| | | | | (已重新编列,见附注二(29)) (Restated, note 2.29) | | (已重新编列,见附注二(29)) (Restated, note 2.29) |
| 承保亏损 | Underwriting loss | | (1,309,763,666) | (1,721,834,967) | (1,158,218,965) | (1,849,882,197) |
| 加: 投资收益 | Add: Investment income | 5.46 | 763,651,201 | 1,771,528,727 | 689,796,736 | 2,038,563,225 |
| 利息收入 | Interest income | | 3,237,164,590 | 2,195,999,066 | 3,232,510,206 | 2,184,814,888 |
| 买入返售证券收入 | Income from reverse repos | | 165,078,072 | 50,975,713 | 165,042,851 | 50,975,713 |
| 其他收入 | Other income | 5.47 | 168,771,409 | 163,475,045 | 26,797,704 | 14,224,371 |
| 汇兑净损失 | Foreign exchange loss | | (426,206) | (1,301,184) | (636,325) | (1,293,976) |
| 减: 利息支出 | Less: Interest expenses | 5.48 | (47,057,920) | (8,506,189) | (7,758,557) | (5,692,058) |
| 保户红利支出 | Dividends to policyholders | | (131,355,599) | (118,119,100) | (131,355,599) | (118,119,100) |
| 卖出回购证券支出 | Expenses of repos | | (141,650,390) | (13,665,504) | (141,650,390) | (13,665,504) |
| 其他支出 | Other expenses | | (21,277,119) | (28,182,102) | (5,646,574) | (2,401,405) |
| 营业利润 | Operating profit | | 2,683,134,372 | 2,290,369,505 | 2,668,881,087 | 2,297,523,957 |
| 加: 营业外收入 | Add: Non-operating income | | 24,758,352 | 26,219,204 | 15,127,596 | 14,734,933 |
| 减: 营业外支出 | Less: Non-operating expenses | | (87,508,583) | (51,041,132) | (52,281,118) | (50,988,373) |
| 利润总额 | Profit before taxation | | 2,620,384,141 | 2,265,547,577 | 2,631,727,565 | 2,261,270,517 |
| 减: 所得税 | Less: Enterprise income tax | 5.49 | (807,476,903) | (502,334,831) | (807,137,925) | (500,343,751) |
| 税后利润 | Profit after taxation | | 1,812,907,238 | 1,763,212,746 | 1,824,589,640 | 1,760,926,766 |
| 加/(减): 少数股东损益 | Add / (less): Minority interests | | 11,682,402 | (2,285,980) | - | - |
| 净利润 | Net profit for the year | | 1,824,589,640 | 1,760,926,766 | 1,824,589,640 | 1,760,926,766 |

所附附注为本会计报表的组成部份

The accompanying notes form an integral part of these financial statements.

法定代表人

Legal Representative

财务负责人

Chief Financial Officer

# 利润分配表
# Statement of Retained Earnings

截至二零零二年十二月三十一日止年度（人民币元）

YEAR ENDED DECEMBER 31, 2002 (Expressed in Renminbi)

| | | 附注<br>Notes | 本集团<br>Group<br>二零零二年度<br>2002 | 本集团<br>Group<br>二零零一年度<br>2001<br>(已重新编列，见附注二(29))<br>(Restated, note 2.29) | 本公司<br>Company<br>二零零二年度<br>2002 | 本公司<br>Company<br>二零零一年度<br>2001<br>(已重新编列，见附注二(29))<br>(Restated, note 2.29) |
|---|---|---|---|---|---|---|
| 净利润 | Net profit for the year | | 1,824,589,640 | 1,760,926,766 | 1,824,589,640 | 1,760,926,766 |
| 加：年初未分配利润/(亏损) | Add: Retained earnings/(accumulated losses) at beginning of year | | – | (782,018,921) | – | (782,018,921) |
| 可供分配利润 | Profit available for appropriation | | 1,824,589,640 | 978,907,845 | 1,824,589,640 | 978,907,845 |
| 减：提取法定盈余公积 | Less: Appropriation to statutory surplus reserve | 5.28<br>5.30 | (182,458,964) | (176,092,677) | (182,458,964) | (176,092,677) |
| 提取法定公益金 | Appropriation to statutory common welfare fund | 5.28<br>5.30 | (91,229,482) | (88,046,338) | (91,229,482) | (88,046,338) |
| 提取总准备金 | Appropriation to general reserve | 5.29<br>5.30 | – | – | – | - |
| 可供股东分配的利润 | Profit available for appropriation by shareholders | | 1,550,901,194 | 714,768,830 | 1,550,901,194 | 714,768,830 |
| 减：提取任意盈余公积 | Less: Appropriation to discretionary surplus reserve | 5.28<br>5.30 | – | (448,368,830) | – | (448,368,830) |
| 应付普通股股利 | Dividends | 5.30 | – | (266,400,000) | – | (266,400,000) |
| 年末未分配利润 | Retained earnings at end of year | | 1,550,901,194 | – | 1,550,901,194 | – |

所附附注为本会计报表的组成部份

The accompanying notes form an integral part of these financial statements.

法定代表人

Legal Representative

财务负责人

Chief Financial Officer

# 现金流量表

# Cash Flow Statement

截至二零零二年十二月三十一日止年度（人民币元）

YEAR ENDED DECEMBER 31, 2002 (Expressed in Renminbi)

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 (已重新编列，见附注二(29)) (Restated, note 2.29) | 二零零二年度 2002 | 二零零一年度 2001 (已重新编列，见附注二(29)) (Restated, note 2.29) |
| **一、经营活动产生的现金流量:** | **1. Cash flows from operating activities:** | | | | |
| 收到的现金保费 | Cash premium received | 62,926,608,462 | 46,567,112,644 | 62,836,854,454 | 46,489,472,773 |
| 分保业务收到的现金 | Cash received from reinsurers | 2,445,513,838 | 149,438,645 | 2,397,712,317 | 149,438,648 |
| 收到的保户储金 | Net cash deposits from customers received | - | 12,572,426 | - | 12,572,426 |
| 收到的其他与经营活动有关的现金 | Other cash received relating to operating activities | 205,735,230 | 2,899,967,707 | 54,130,770 | 2,698,385,589 |
| 现金流入小计 | Total cash inflows from operating activities | 65,577,857,530 | 49,629,091,422 | 65,288,697,541 | 49,349,869,436 |
| 以现金支付的赔款 | Cash paid for claims | (4,834,259,129) | (3,577,594,235) | (4,806,072,750) | (3,581,415,166) |
| 分保业务支付的现金 | Cash paid to reinsurers | (3,267,985,363) | (857,567,042) | (3,211,528,209) | (857,567,042) |
| 返还的保户储金 | Cash paid for policyholders' deposits | (12,704,335) | (35,176,228) | (12,704,335) | (35,176,228) |
| 以现金支付的手续费 | Cash paid for handling charges | (972,214,973) | (523,843,439) | (940,804,028) | (503,759,240) |
| 以现金支付的佣金 | Cash paid for commission expenses | (5,738,711,478) | (4,930,342,784) | (5,738,711,478) | (4,930,342,784) |
| 死伤医疗给付支出的现金 | Cash paid on death and medical claims | (466,434,378) | (341,066,220) | (466,434,378) | (341,066,220) |
| 满期给付支出的现金 | Cash paid on maturity | (4,523,993,302) | (1,582,904,998) | (4,523,993,302) | (1,582,904,998) |
| 年金给付支出的现金 | Cash paid on annuity | (1,185,721,358) | (710,907,598) | (1,185,721,358) | (710,907,598) |
| 以现金支付的退保费 | Cash paid on surrender | (3,017,852,046) | (1,642,550,043) | (3,017,852,046) | (1,642,550,043) |
| 以现金支付的保户红利 | Cash paid on dividend to policyholders | (19,491,193) | (1,903,432) | (19,491,193) | (1,903,432) |
| 支付给职工以及为职工支付的现金 | Cash paid to and for employees | (2,062,262,118) | (1,434,696,232) | (2,039,339,663) | (1,430,342,749) |
| 支付的营业税款 | Business tax paid | (675,722,027) | (795,478,268) | (666,198,856) | (739,011,510) |
| 支付的所得税款 | Enterprise income tax paid | (541,429,630) | (158,288,721) | (539,920,993) | (141,681,958) |
| 支付的除营业税、所得税以外的其他税费 | Taxes paid other than business tax and enterprise income tax | (61,600,176) | (63,179,208) | (49,571,421) | (62,179,208) |
| 支付的其他与经营活动有关的现金 | Other cash paid relating to operating activities | (2,573,729,351) | (2,750,894,894) | (2,509,005,491) | (2,688,076,939) |
| 现金流出小计 | Total cash outflows from operating activities | (29,954,110,857) | (19,406,393,342) | (29,727,349,501) | (19,248,885,115) |
| 经营活动产生的现金流量净额 | Net cash flows from operating activities | 35,623,746,673 | 30,222,698,080 | 35,561,348,040 | 30,100,984,321 |

所附附注为本会计报表的组成部份

The accompanying notes form an integral part of these financial statements.

截至二零零二年十二月三十一日止年度（人民币元）

YEAR ENDED DECEMBER 31, 2002 (Expressed in Renminbi)

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| | | | (已重新编列，见附注二(29)) (Restated, note 2.29) | | (已重新编列，见附注二(29)) (Restated, note 2.29) |
| **二、投资活动产生的现金流量:** | **2. Cash flows from investing activities:** | | | | |
| 收回投资所收到的现金 | Cash received from disposals of investments | 12,641,632,018 | 15,646,616,482 | 12,515,739,892 | 14,729,815,872 |
| 分得股利或利润收到的现金 | Dividends income received | 103,159,372 | 694,857,665 | 102,289,556 | 686,055,629 |
| 取得债券利息收入所收到的现金 | Bond interest income received | 818,693,681 | 750,810,577 | 816,400,547 | 750,810,577 |
| 收回贷款所得到的现金 | Cash received from repayment of loans | 149,183,164 | 107,493,479 | 150,647,565 | 107,493,479 |
| 取得贷款利息收入所得到的现金 | Loan interest received | 7,570,514 | 25,572,687 | 7,570,514 | 25,572,687 |
| 处置固定资产、无形资产和其他长期资产所收回的现金净额 | Cash received from disposals of fixed assets, intangible assets and other long term assets | 33,028,648 | 18,108,262 | 33,028,648 | 18,108,262 |
| 返售证券收到的现金 | Cash received from reverse repos | 28,774,027,545 | 47,137,947,369 | 28,714,991,256 | 47,137,947,369 |
| 取得银行利息收入所收到的现金 | Bank interest received | 2,654,852,056 | 2,244,183,702 | 2,595,210,628 | 2,244,183,702 |
| 收回定期存款收到的现金 | Cash received from deposits with original maturities of more than 3 months | 3,155,265,479 | 7,244,717,769 | 3,071,015,971 | 7,179,417,769 |
| 收到的其他与投资活动有关的现金 | Other cash received relating to investing activities | 1,049,781,102 | 1,743,534,729 | 984,002,439 | 936,926,052 |
| 现金流入小计 | Total cash inflows from investing activities | 49,387,193,579 | 75,613,842,721 | 48,990,897,016 | 73,816,331,398 |

所附附注为本会计报表的组成部份

The accompanying notes form an integral part of these financial statements.

截至二零零二年十二月三十一日止年度（人民币元）

YEAR ENDED DECEMBER 31, 2002 (Expressed in Renminbi)

| | | 本集团 Group 二零零二年度 2002 | 二零零一年度 2001 (已重新编列，见附注二(29)) (Restated, note 2.29) | 本公司 Company 二零零二年度 2002 | 二零零一年度 2001 (已重新编列，见附注二(29)) (Restated, note 2.29) |
|---|---|---|---|---|---|
| 购置固定资产、无形资产所支付的现金 | Cash paid for purchases of fixed assets and intangible assets | (470,820,096) | (811,710,886) | (455,804,043) | (753,807,996) |
| 投资所支付的现金 | Cash paid for purchase of investments | (27,394,289,337) | (15,057,331,366) | (27,287,261,890) | (15,057,331,366) |
| 贷款所支付的现金 | Cash paid for loans issued | (195,358,249) | (171,273,450) | (195,358,249) | (171,273,450) |
| 买入返售证券支付的现金 | Cash paid for reverse repos | (31,940,103,670) | (51,514,240,251) | (31,844,100,652) | (51,514,240,251) |
| 定期存款支付的现金 | Cash paid for deposits with original maturities of more than 3 months | (3,515,351,697) | (1,076,123,500) | (3,428,860,000) | (1,076,123,500) |
| 大额协议存款支付的现金 | Cash paid for deposits under agreements | (27,153,993,290) | (27,458,294,269) | (27,153,993,290) | (27,458,294,269) |
| 购买证券投资基金支付的现金 | Cash paid for purchase of securities investment fund | (2,038,759,085) | (830,338,800) | (2,038,759,085) | (830,338,800) |
| 投入平安寿险及平安产险的现金与银行存款 | Cash and bank deposits injected into Ping An Life Insurance and Ping An General Insurance | - | - | (3,443,650,397) | - |
| 平安证券转出的现金 | Cash of Ping An Securities transferred out | - | (6,243,239,664) | - | - |
| 支付的其他与投资活动有关的现金 | Other cash paid relating to investing activities | (3,146,241,659) | (754,266,798) | (3,074,908,768) | (1,676,866,377) |
| 现金流出小计 | Total cash outflows from investing activities | (95,854,917,083) | (103,916,818,984) | (98,922,696,374) | (98,538,276,009) |
| 投资活动产生的现金流量净额 | Net cash flows from investing activities | (46,467,723,504) | (28,302,976,263) | (49,931,799,358) | (24,721,944,611) |

所附附注为本会计报表的组成部份

The accompanying notes form an integral part of these financial statements.

截至二零零二年十二月三十一日止年度（人民币元）

YEAR ENDED DECEMBER 31, 2002 (Expressed in Renminbi)

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 (已重新编列，见附注二(29)) (Restated, note 2.29) | 二零零二年度 2002 | 二零零一年度 2001 (已重新编列，见附注二(29)) (Restated, note 2.29) |
| **三、筹资活动产生的现金流量:** | **3. Cash flows from financing activities:** | | | | |
| 吸收权益性投资所收到的现金 | Cash received from issue of shares | 4,966,320,000 | - | 4,966,320,000 | - |
| 卖出回购证券收到的现金 | Cash received from repos | 187,453,684,567 | 25,885,633,397 | 187,453,684,567 | 25,885,633,397 |
| 现金流入小计 | Total cash inflows from financing activities | 192,420,004,567 | 25,885,633,397 | 192,420,004,567 | 25,885,633,397 |
| 偿还债务所支付的现金 | Cash paid for repayment of debts | (3,131,380) | - | - | - |
| 分配股利所支付的现金 | Cash paid for dividends | (266,322,076) | (265,990,296) | (266,322,076) | (265,990,296) |
| 回购证券支付的现金 | Cash paid for repos | (182,268,715,780) | (28,915,633,397) | (182,268,715,780) | (28,915,633,397) |
| 现金流出小计 | Total cash outflows from financing activities | (182,538,169,236) | (29,181,623,693) | (182,535,037,856) | (29,181,623,693) |
| 筹资活动产生的现金流量净额 | Net cash flows from financing activities | 9,881,835,331 | (3,295,990,296) | 9,884,966,711 | (3,295,990,296) |
| **四、汇率变动对现金的影响额** | **4. Effect of change in foreign exchange rate on cash** | (426,206) | (1,301,184) | (636,324) | (1,293,976) |
| **五、现金及现金等价物增加/(减少)净额** | **5. Net increase/(decrease) in cash and cash equivalents** | (962,567,706) | (1,377,569,663) | (4,486,120,931) | 2,081,755,438 |

所附附注为本会计报表的组成部份

The accompanying notes form an integral part of these financial statements.

法定代表人

Legal Representative

财务负责人

Chief Financial Officer

截至二零零二年十二月三十一日止年度（人民币元）

YEAR ENDED DECEMBER 31, 2002 (Expressed in Renminbi)

| | | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|---|
| | | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| | | | | (已重新编列，见附注二(29)) (Restated, note 2.29) | | (已重新编列，见附注二(29)) (Restated, note 2.29) |
| **1. 将净利润调节为经营活动产生的现金流量:** | **1. Reconciliation of net profit to cash flows from operating activities:** | | | | | |
| 净利润 | Net profit for the year | | 1,824,589,640 | 1,760,926,766 | 1,824,589,640 | 1,760,926,766 |
| 加: 少数股东损益 | Add: Minority interests | | (11,682,402) | 2,285,980 | - | - |
| 固定资产折旧 | Depreciation of fixed assets | | 368,904,628 | 384,068,554 | 351,459,619 | 286,795,422 |
| 长期待摊费用摊销 | Amortization of deferred assets | | 178,943,921 | 131,540,196 | 165,315,960 | 108,139,896 |
| 处置固定资产、无形资产和其他长期资产的损失 | Loss on disposals of fixed assets, intangible assets and other long term assets | | 18,185,741 | 2,298,677 | 2,256,733 | 2,298,237 |
| 应收款项坏账准备及转销的坏账 | Write-off of/provision for doubtful receivable | | (50,982,282) | 24,432,382 | (50,977,704) | 62,617,713 |
| 合并价差摊销 | Amortization of consolidation surplus | | 4,319,678 | 2,288,574 | 888,574 | 2,288,574 |
| 拆出资金、贷款坏账/损失准备及转销的坏账/损失 | Write-off of/provision for doubtful loans | | 98,041,752 | 58,300,711 | 98,041,752 | 287,179,044 |
| 计提/(转销)的长期投资减值准备 | Provision for investment loss | | - | 15,450,097 | - | 26,994,338 |
| 计提的保险保障基金 | Provision for insurance guarantee fund | | 79,929,275 | 64,544,987 | 79,929,275 | 64,544,987 |
| 投资业务收入 | Investment income | | (4,165,893,863) | (3,909,214,885) | (4,087,349,793) | (4,114,089,492) |
| 经营性应收项目的减少 | Decrease in operating receivables | | 154,742,910 | 2,672,341,657 | 268,670,978 | 653,496,799 |
| 经营性应付项目的增加 | Increase in operating payables | | 37,124,647,675 | 29,013,434,384 | 36,908,523,006 | 30,959,792,037 |
| 经营活动产生的现金流量的净额 | Net cash flows from operating activities | | 35,623,746,673 | 30,222,698,080 | 35,561,348,040 | 30,100,984,321 |
| **2. 现金及现金等价物净增加/(减少)情况:** | **2. Net increase/(decrease) in cash and cash equivalents:** | | | | | |
| 现金及现金等价物的年末余额 | Cash and cash equivalents, end of year | 5.50 | 3,781,110,556 | 4,743,678,262 | 52,567,958 | 4,538,688,889 |
| 减: 现金及现金等价物的年初余额 | Less: Cash and cash equivalents, beginning of year | 5.50 | (4,743,678,262) | (6,121,247,925) | (4,538,688,889) | (2,456,933,451) |
| 现金及现金等价物净增加/(减少)额 | Net increase/(decrease) in cash and cash equivalents | | (962,567,706) | (1,377,569,663) | (4,486,120,931) | 2,081,755,438 |

所附附注为本会计报表的组成部份

The accompanying notes form an integral part of these financial statements.

截至二零零二年十二月三十一日止年度（人民币元）

YEAR ENDED DECEMBER 31, 2002 (Expressed in Renminbi)

| | | 二零零二年度<br>2002 |
|---|---|---|
| **3. 不涉及现金收支的投资活动** | **3. Major non-cash investing activities** | |
| 投资于平安寿险及平安产险 | Injected into Ping An Life Insurance and Ping An General Insurance | |
| 现金及银行存款 | Cash and deposits with banks | 3,443,650,397 |
| 非现金及现金等价物的资产： | Assets other than cash and cash equivalents: | |
| 三个月以上的定期存款 | Deposits with original maturities of more than 3 months | 68,024,220,818 |
| 短期投资 | Short term investments | 7,779,192,121 |
| 保户质押贷款 | Policy loans | 145,731,562 |
| 应收账款 | Accounts receivable | 1,166,394,129 |
| 预付赔款 | Prepaid claims | 88,649,681 |
| 存出分保准备金 | Reinsurance deposit | 45,521 |
| 买入返售证券 | Reverse repos | 9,311,750,513 |
| 其他应收款 | Other receivables | 543,289,320 |
| 材料物品 | Materials | 9,665,321 |
| 低值易耗品 | Low-value consumables | 77,572,877 |
| 待摊费用 | Deferred expenses | 89,029,750 |
| 待处理流动资产净损失 | Net loss on current assets to be disposed of | 54,169 |
| 一年内到期的长期债券投资 | Current portion of long term bond investments | 5,794,966,957 |
| 长期投资 | Long term investments | 29,652,724,839 |
| 贷款 | Loans | 16,000,000 |
| 固定资产 | Fixed assets | 2,361,700,367 |
| 在建工程 | Construction in progress | 668,702,713 |
| 固定资产清理 | Disposals of fixed assets | 1,114,221 |
| 待处理固定资产净损失 | Net loss on fixed assets to be disposed of | 223,191 |
| 无形资产 | Intangible assets | 34,140,936 |
| 长期待摊费用 | Deferred assets | 257,267,676 |
| 存出资本保证金 | Statutory deposit | 444,000,000 |
| 其他长期资产 | Other long term assets | 163,572,591 |
| 独立账户资产 | Separate account (investment-linked) assets | 8,005,942,452 |
| 非现金及现金等价物的资产 | Total assets other than cash and cash equivalents | 134,635,951,725 |

YEAR ENDED DECEMBER 31, 2002 (Expressed in Renminbi)

| | | 二零零二年度<br>2002 |
|---|---|---|
| 3. 不涉及现金收支的投资活动(续) | **3. Major non-cash investing activities (continued)** | |
| 投资于平安寿险及平安产险(续) | Injected into Ping An Life Insurance and Ping An General Insurance (continued) | |
| 非现金及现金等价物的负债： | Liabilities: | |
| 应付手续费 | Handling charge payable | 51,701,195 |
| 应付佣金 | Commission payable | 492,090,654 |
| 预收保费 | Premium received in advance | 2,602,732,873 |
| 存入分保准备金 | Deposits from reinsurers | 282,632,087 |
| 应付工资 | Salary payable | 122,021,560 |
| 应付福利费 | Welfare payable | 91,240,831 |
| 应付保户红利 | Dividends to policyholders | 237,496,112 |
| 应交税金 | Taxes payable | 145,756,570 |
| 卖出回购证券 | Repos | 8,312,949,150 |
| 集团往来 | Inter-company balances | 2,504,922,844 |
| 其他应付款 | Other payables | 913,869,905 |
| 预提费用 | Accrued expenses | 67,265,402 |
| 未决赔款准备金 | Outstanding claim reserve | 2,368,732,409 |
| 未到期责任准备金 | Unearned premium reserve | 3,663,720,509 |
| 保户储金 | Policyholders' deposits | 67,661,768 |
| 长期责任准备金 | Long term unearned premium reserve | 1,169,734,608 |
| 寿险责任准备金 | Policyholders' reserve for life insurance | 100,610,758,230 |
| 长期健康险责任准备金 | Long term reserve for health insurance | 403,925,201 |
| 保险保障基金 | Insurance guarantee fund | 618,234,950 |
| 独立账户负债 | Separate account (investment-linked) liabilities | 8,289,809,471 |
| 独立账户未实现利得 | Separate account (investment-linked) unrealized investment loss | (283,867,019) |
| 其他长期负债 | Other long term liabilities | 212,812 |
| 非现金及现金等价物的负债 | Total liabilities | 132,733,602,122 |

# 股东权益变动表

# Statement of Changes in Shareholders' Equity

截至二零零二年十二月三十一日止年度（人民币元）

YEAR ENDED DECEMBER 31, 2002 (Expressed in Renminbi)

| | | | 本集团及本公司 Group and Company | |
|---|---|---|---|---|
| | | 附注 Notes | 二零零二年度 2002 | 二零零一年度 2001 |
| 实收资本 | Paid-in capital | 5.26 | | |
| 年初余额 | At beginning of year | | 2,220,000,000 | 2,220,000,000 |
| 本年增加数 | Additions during the year | | 246,666,667 | - |
| 年末余额 | At end of year | | 2,466,666,667 | 2,220,000,000 |
| 资本公积 | Capital reserve | 5.27 | | |
| 年初余额 | At beginning of year | | 581,880,853 | 582,086,820 |
| 本年度变动 | Movement for the year | | - | (205,967) |
| 股本溢价 | Share capital premium | | 4,703,098,733 | - |
| 其他资本公积 | Other capital reserve | | 311,296,832 | - |
| 年末余额 | At end of year | | 5,596,276,418 | 581,880,853 |
| 法定盈余公积 | Statutory surplus reserve | 5.28 | | |
| 年初余额 | At beginning of year | | 731,107,024 | 555,014,347 |
| 利润分配转入 | Transfer from retained earnings | | 182,458,964 | 176,092,677 |
| 年末余额 | At end of year | | 913,565,988 | 731,107,024 |
| 任意盈余公积 | Discretionary surplus reserve | 5.28 | | |
| 年初余额 | At beginning of year | | 1,966,009,669 | 1,517,640,839 |
| 利润分配转入 | Transfer from retained earnings | | - | 448,368,830 |
| 年末余额 | At end of year | | 1,966,009,669 | 1,966,009,669 |
| 法定公益金 | Statutory common welfare fund | 5.28 | | |
| 年初余额 | At beginning of year | | 290,138,270 | 202,091,932 |
| 利润分配转入 | Transfer from retained earnings | | 91,229,482 | 88,046,338 |
| 年末余额 | At end of year | | 381,367,752 | 290,138,270 |
| 总准备金 | General reserve | 5.29 | | |
| 年初余额 | At beginning of year | | 394,509,536 | 394,509,536 |
| 利润分配转入 | Transfer from retained earnings | | - | - |
| 年末余额 | At end of year | | 394,509,536 | 394,509,536 |
| 未分配利润 | Retained earnings | 5.30 | | |
| 年初余额 | At beginning of year | | - | (782,018,921) |
| 本年净利润 | Net profit for the year | | 1,824,589,640 | 1,760,926,766 |
| 提取法定盈余公积 | Transfer to statutory surplus reserve | | (182,458,964) | (176,092,677) |
| 提取任意盈余公积 | Transfer to discretionary surplus reserve | | - | (448,368,830) |
| 提取法定公益金 | Transfer to statutory common welfare fund | | (91,229,482) | (88,046,338) |
| 股利 | Dividends | | - | (266,400,000) |
| 年末余额 | At end of year | | 1,550,901,194 | - |
| 股东权益合计 | Total shareholders' equity | | 13,269,297,224 | 6,183,645,352 |

所附附注为本会计报表的组成部份

The accompanying notes form an integral part of these financial statements.

# 会计报表附注
# Notes to Financial Statements

二零零二年十二月三十一日(除另作说明外，所有金额均以人民币元为单位)

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 一、公司组织及经营活动

中国平安保险（集团）股份有限公司（以下简称“本公司”）于一九八八年三月二十一日在中华人民共和国（以下简称“中国”）深圳市注册成立。中国保险监督管理委员会（以下简称“保监会”）于二零零二年四月二日发出《关于中国平安保险股份有限公司分业经营实施方案的批复》（保监复[2002]32号），原则同意本公司提出的有关《中国平安保险股份有限公司分业实施方案》；根据该方案，本公司原名中国平安保险股份有限公司将会更改为中国平安保险（集团）股份有限公司（以下简称“本公司”或“集团公司”），集团公司以投资人的身份控股99%，分别成立中国平安财产保险股份有限公司（以下简称“平安产险”）和中国平安人寿保险股份有限公司（以下简称“平安寿险”），并由本公司控股持有一九八四年已成立的平安信托投资有限责任公司（以下简称“平安信托”），平安信托持有平安证券有限责任公司（以下简称“平安证券”）的股份。

二零零二年十月二十八日，保监会签发《关于中国平安保险股份有限公司有关变更事项的批复》（保监变审[2002]98号），正式同意本公司名称变更为“中国平安保险（集团）股份有限公司”；同日，保监会签发《关于成立中国平安财产保险股份有限公司的批复》（保监机审[2002]350号）同意在本公司财产保险业务和人员的基础上成立平安产险；同日，保监会签发《关于成立中国平安人寿保险股份有限公司的批复》（保监机审[2002]351号）同意在本公司人身保险业务和人员的基础上成立平安寿险。

## 1. ORGANIZATION AND OPERATIONS

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. On April 2, 2002, the China Insurance Regulatory Commission (the "CIRC") issued the "Approval on the Implementation Plan for Separation of Insurance Operations of Ping An Insurance Company of China Ltd." (Bao Jian Fu [2002] No.32), according to which the Implementation Plan for Separation of Insurance Operations of Ping An Insurance Company of China Ltd. (the "Plan") submitted by the Company is approved in principle. Pursuant to the Plan, the Company shall change its name to Ping An Insurance (Group) Company of China, Ltd. (the "Company" or the "Holding Company"). The Holding Company will establish and hold 99% equity interest in Ping An Property & Casualty Insurance Company of China, Ltd. ("Ping An General Insurance") and Ping An Life Insurance Company of China, Ltd. ("Ping An Life Insurance"). The Company will also control Ping An Trust Investment Company Ltd. ("Ping An Trust") which was established in 1984, while Ping An Trust invests in Ping An Securities Brokering Co., Ltd. ("Ping An Securities").

On October 28, 2002, the CIRC issued "Approval on Changes in Ping An Insurance Company of China, Ltd." (Bao Jian Bian Shen [2002] No.98), according to which CIRC formally approved the change of the Company's name to "Ping An Insurance (Group) Company of China, Ltd.". On the same day, CIRC issued "Approval on the Establishment of Ping An General Insurance Company of China, Ltd." (Bao Jian Ji Shen [2002] No.350), according to which CIRC approved the establishment of Ping An General Insurance based on the general insurance business and the related human resources of the Company. On the same day, CIRC issued "Approval on the Establishment of Ping An Life Insurance Company of China, Ltd." (Bao Jian Ji Shen [2002] No.351), according to which CIRC approved the establishment of Ping An Life Insurance based on the life insurance business and the related human resources of the Company.

## 一、公司组织及经营活动(续)

本公司于二零零三年一月二十四日取得更名后的营业执照，经营范围包括投资保险企业，监督管理控股投资企业的各种国内、国际业务和开展保险资金运用业务。平安产险于二零零二年十二月二十四日取得营业执照，经营范围包括承保人民币和外币的各种财产保险业务，包括财产损失保险、责任保险、信用保险(出口信用险除外)的保险业务；办理上述业务的再保险业务；办理各种法定财产保险业务；代理国内外保险机构检验、理赔、追偿及其委托的其他有关事宜；依照有关法律法规从事资金运用业务。平安寿险于二零零二年十二月十七日取得营业执照，经营范围包括承保人民币和外币的各种人身保险业务，包括各类人寿保险、健康保险、意外伤害保险的保险业务；办理上述业务的再保险业务；办理各种法定人身保险业务；代理国内外保险机构检验、理赔、及其委托的其他有关事宜；依照有关法律法规规定从事资金运用业务。

## 1. ORGANIZATION AND OPERATIONS (Continued)

The Company obtained business license under its new name on January 24, 2003. The business scope stated in the new business license covers investing in insurance enterprises, supervising and managing domestic and overseas business of controlled subsidiaries and utilizing insurance funds. Ping An General Insurance obtained its business license on December 24, 2002. Its business scope covers underwriting all kinds of general insurances in Renminbi and foreign currencies, including property insurance, liability insurance and credit insurance (except export credit insurance); provision of reinsurance service for the above businesses; statutory general insurance service; establishment of agency and business relationships with domestic and overseas insurance institutions, and handling investigations, claims, and compensation cases as an agent; and utilizing funds according to related regulations. Ping An Life Insurance obtained its business license on December 17, 2002. Its business scope covers underwriting all kinds of life insurances in Renminbi and foreign currencies, including various life insurances, health insurances and casualty accident insurance; provision of reinsurance for the above businesses; statutory life insurances; establishment of agency and business relationships with domestic and overseas insurance institutions, and handling investigations, claims, and compensation cases as an agent; and utilizing funds according to related regulations.

## 二、主要会计政策和合并会计报表的编制方法

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS

(1) 会计制度

本公司及本集团执行中国《企业会计准则》和《金融企业会计制度》的有关规定。

**(1) Accounting policies**

The financial statements of the Company and the Group are prepared in conformity with Accounting Standards for Enterprises and Accounting System for Financial Institutions.

(2) 会计年度

会计年度采用公历制，自公历一月一日起至十二月三十一日止。

**(2) Accounting year**

The accounting year is from January 1 to December 31 of each calendar year.

(3) 记账本位币

本集团于中国大陆的公司及新利华集团有限公司以人民币为记账本位币；境外子公司，包括平安保险海外（控股）有限公司及中国平安保险（香港）有限公司等，以港币为记账本位币。

**(3) Measurement currency**

The Group companies in mainland China and Sunova Holdings Ltd. regard Renminbi as their book-keeping measurement currency, while China Ping An Insurance Overseas (Holdings) Ltd. and China Ping An Insurance (Hong Kong) Co., Ltd., etc regard Hong Kong dollars as their measurement currency.

(4) 记账基础及计价原则

以权责发生制为记账基础，各项资产均按取得、购建时的实际成本计价。

**(4) Accounting principle and basis of valuation**

The Group maintains its accounting records on an accrual basis. Assets are recorded at cost when they were acquired.

(5) 合并会计报表的编制方法

本公司将投资持有50%以上权益性资本的公司纳入合并会计报表范围。合并会计报表采用下列方法编制:

**(5) Basis of preparing consolidated financial statements**

The consolidated financial statements of the Group include those of the Company and the companies that it controls, of which the Group holds more than 50% equity interests. Methods of consolidation of financial statements are as follows:

## 二、主要会计政策和合并会计报表的编制方法(续)

### (5) 合并会计报表的编制方法(续)

(a) 对母、子公司因采用不同会计制度而产生的差异予以调整;

(b) 对母、子公司及子公司之间重大内部交易调整冲销; 及

(c) 母、子公司间投资权益、相互往来及其未实现利润全部冲销。投资权益在抵销时发生的合并价差，在合并资产负债表的长期投资项目中以“合并价差”反映。

### (6) 外币业务核算方法

本集团于中国大陆的公司及子公司新利华集团有限公司采用外币分账制，并以经营业务的原币值入账。资产负债表和利润表，除权益类项目外，其他项目按照年末中国人民银行公布的基准汇率折算为人民币；权益类项目按照历史汇率折合为人民币。不同汇率之间形成的较重大差额，作为外币折算差额单列项目反映。

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

### (5) Basis of preparing consolidated financial statements (continued)

(a) Difference due to different accounting policies adopted by the parent company and its subsidiaries is subject to adjustment;

(b) Material inter-company transactions between the parent company and its subsidiaries and transactions between the subsidiaries are subject to elimination;

(c) Equity investments, inter-company transactions and unrecognized profits are subject to elimination. Surplus resulting from the elimination of equity investment is treated as "consolidation surplus" (or goodwill) and included in long term investments in the consolidated financial statements.

### (6) *Accounting treatment of transactions in foreign currencies*

The Group's PRC companies and Sunova Holdings Ltd. maintain multi-currency books and records, and transactions are recorded in the original currencies of occurrence. Items in the balance sheet and income statement, other than those relating to shareholders' equity, are translated into the measurement currency at the applicable rates of exchange quoted by the People's Bank of China prevailing at year end. Items related to shareholders' equity are translated into the measurement currency at the historical rates. Significant exchange differences are recorded separately in the foreign exchange difference account.

## 二、主要会计政策和合并会计报表的编制方法(续)

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

### (6) 外币业务核算方法(续)

平安保险海外（控股）有限公司及中国平安保险（香港）有限公司以港币为记账本位币。以外币计价的业务按交易当日的基准汇率折合为港币记账。于资产负债表日，以外币计价的货币性资产及负债按当日的基准汇率折合为港币，由此而产生的汇兑损益除固定资产购建期间借入的外币专门借款本金及利息所发生的汇兑差额予以资本化外，其余均计入当年损益中。

### (6) Accounting treatment of transactions in foreign currencies (continued)

China Ping An Insurance Overseas (Holdings) Ltd. and China Ping An Insurance (Hong Kong) Co., Ltd. regard Hong Kong dollars as the measurement currency. Transactions in foreign currencies are recorded at market rates prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies at the end of the year are translated into Hong Kong dollars at market rates prevailing at the balance sheet date. Exchange differences, except for those arising from principal and interest of loans specifically for the purchase and construction of fixed assets that are capitalized, are charged to the current year's income statement.

### (7) 外币会计报表的折算方法

在编制合并会计报表时，本公司境外子公司以外币编制的会计报表按如下方法折算成人民币：

于资产负债表日，资产及负债类项目按市场汇率折算为人民币、所有者权益类项目除“未分配利润”项目外、均按照发生时市场汇率折算为人民币，利润表项目按当年平均市场汇率折算为人民币。

### (7) Foreign currency translation

When preparing consolidated financial statements, the financial statements of the Company's overseas subsidiaries are translated into Renminbi as follows:

Assets and liabilities are translated into Renminbi at market rates at the balance sheet date. Shareholders' equity other than the retained earnings is translated into Renminbi at market rates at the translation date. Statements of income items are translated into Renminbi at average market rates of the year.

### (8) 现金等价物的确定标准

现金等价物指持有的期限短、流动性强、易于转换为已知金额现金、价值变动风险很小的投资。现金及现金等价物包括现金、期限为三个月内的银行存款、清算备付金及存放同业款项。

### (8) Cash and cash equivalents

Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents represent cash in hand, deposits with banks with original maturities of less than 3 months, balances with stock exchanges and interbank deposits.

## 二、主要会计政策和合并会计报表的编制方法(续)

### (9) 短期投资

短期投资是指能够随时变现并且持有时间不准备超过1年（含1年）的投资、包括股票、债券、基金等。

短期投资按成本与市价孰低计价。成本包括购入短期投资实际支付的金额价款，以及税金、手续费等相关费用。实际支付的价款中包含的已宣告但尚未领取的现金股利、或已到付息期但尚未领取的债券利息单独核算，不构成短期投资成本。年度终了，短期投资分投资类别按市价低于成本的部分提取短期投资跌价准备，短期投资的跌价损失计入当年度损益。

### (10) 买入返售证券及卖出回购证券

买入返售证券是指按规定进行证券回购业务而融出的资金，按实际支付的成本入账，并在证券持有期间采用直线法逐日计提买入返售证券收入计入当年度损益。

卖出回购证券是指按规定进行证券回购业务所融入的资金，按卖出证券实际收到的金额入账，并在证券卖出期内采用直线法逐日计提卖出回购证券支出计入当年度损益。

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

### (9) Short term investments

Short term investments are marketable securities including stocks, bonds and funds etc, which are intended to be held for a period of less than one year and readily convertible to cash.

Short term investments are stated at the lower of cost and market value. Cost comprises its purchase price and related expenses such as taxes and handling charges. However, cash dividends which have been declared but unpaid at the time of acquisition and unpaid interest on bonds which has been accrued and are included in the purchase price paid, are accounted for separately and are not treated as the cost of short term investments. Short term investments are carried at the lower of cost and market value at the end of each year. Any reduction of cost to market value is recognized as an investment loss in the current year.

### (10) Reverse repos and repos

Reverse repos are loans granted under repurchase agreements and are stated at cost. Income from reverse repos is recognized on the straight-line basis and credited to the current year's income statement.

Repos are deposits taken under repurchase agreements and are stated at cost. Expense on repos is accrued on the straight-line basis and charged to the current year's income statement.

## 二、主要会计政策和合并会计报表的编制方法(续)

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

### (11)坏账及损失准备的核算方法

坏账损失核算采用备抵法，按年末拆出资金、应收保费、应收利息、应收账款等应收款项及贷款余额的可回收性计提坏账及损失准备。管理层采用账龄分析法及根据以往的经验、债务单位的财务及实际经营情况等合理地估计坏账及损失准备。坏账及损失准备分为专项坏账及损失准备及一般坏账准备。

专项坏账及损失准备的提取是对各重大应收款项及贷款进行分析，在分析过程中，将综合考虑此账款的账龄，债务单位的财务及经营情况和现金流量情况，账款的当期回收情况及期后回收情况等，从而估计坏账及损失准备并进行计提。

对非重大的应收保费，按其余额及账龄提取一般坏账准备。

### (11) Provision for doubtful receivables

Provision for doubtful receivables is accounted for using the provision method. Interbank placements, premium receivable, interest receivable and accounts receivable are stated after deducting provisions for doubtful receivables as at year end. Provisions made are based on an aging analysis, previous experiences and the financial position and operations of the debtors. Provision for doubtful receivables is classified as specific provision and general provision.

Specific provisions are made against various types of material receivables based on aging analysis, financial position, operations and cash flows of the debtors and amount of subsequent settlement.

For premium receivable with immaterial amount, general provision is made based on an aging analysis.

### (12)长期投资

长期股权投资

长期股权投资在取得时按照初始投资成本入账，并根据不同情况分别采用成本法或权益法核算。

### (12) Long term investments

Long term equity investments

A long term equity investment is accounted for using the cost method or the equity method as appropriate to the circumstances.

## 二、主要会计政策和合并会计报表的编制方法(续)

### (12) 长期投资(续)

长期股权投资(续)

(a) 本公司对被投资单位无控制、无共同控制且无重大影响的，长期股权投资采用成本法核算。除追加或收回投资外，投资的账面价值保持不变。被投资单位宣告分派的利润或现金股利，确认为当期投资收益。本公司确认投资收益，仅限于所获得的被投资单位在接受投资后产生的累积净利润的分配额，所获得的被投资单位宣告分派的利润或现金股利超过上述数额的部分，作为初始投资成本的收回，冲减投资的账面价值。

(b) 本公司对被投资单位具有控制、共同控制或重大影响的，长期股权投资采用权益法核算。在取得股权投资后，按应享有或应分担的被投资单位当年实现的净利润或发生的净亏损的份额，调整投资的账面价值，并确认为当期投资损益。本公司按被投资单位宣告分派的利润或现金股利计算应分得的部分，相应减少投资的账面价值。本公司确认被投资单位发生的净亏损，以投资账面价值减记至零为限；如果被投资单位以后各期实现净利润，本公司在计算的收益分享额超过未确认的亏损分担额以后，按超过未确认的亏损分担额的金额，恢复投资的账面价值。

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

### (12) Long term investments (continued)

Long term equity investments (continued)

(a) The cost method is used to account for a long term equity investment when the Company does not have control, joint control or significant influence over the investee enterprise. The carrying amount of long term equity investment remains unchanged, unless there are additional investments or disposal of investments. Profit or cash dividends declared by the investee enterprise is recognized as investment income in the year of declaration. The amount of investment income recognized is limited to dividends related to profit accumulated after investment is made by the Company. Dividend declared by the investee enterprise in excess of the above threshold is treated as a recovery of investment cost, and as a reduction of the carrying amount of investments accordingly.

(b) The equity method is used to account for a long term equity investment when the Company can control, jointly control or has significant influence over the investee enterprise. The carrying amount of the investment is adjusted to reflect the Company's attributable share of the investee enterprise's net profit or loss, which is recognized as investment income. When the investee enterprise declares a dividend, the carrying amount of investment is adjusted down by the Company's share of the dividend. The Company recognizes net losses incurred by the investee enterprise to the extent that the carrying amount of the investment is reduced to zero. If the investee enterprise reports net profits in subsequent years, the carrying amount of the investment is recovered to the amount of the Company's attributable share of profits over its share of unrecognized losses.

## 二、主要会计政策和合并会计报表的编制方法(续)

### (12) 长期投资(续)

长期股权投资(续)

(c) 长期股权投资采用权益法核算时，初始投资成本与应享有被投资公司股权份额之间的差额，作为股权投资差额，在投资期限内摊销。合同没有规定投资期限的，初始投资成本超过应享有的股份份额之间的差额按不超过10年的期限摊销；初始投资成本低于应享有的股份份额之间的差额，按不低于10年的期限摊销。

长期债权投资

长期债权投资在取得时以投资成本入账。长期债券投资成本扣除相关费用及应收利息后，与债券面值之间的差额作为债券投资溢价或折价。债券投资溢价或折价，在债券购入后至到期前的期间内，于确认相关债券利息收入时以直线法摊销。长期债券投资按期计算应收利息，在调整债券投资溢价或折价摊销额后的余额，确认为当期投资收益。

长期投资减值准备

长期投资减值准备按单项分析法对由于市价持续下跌或被投资单位经营状况恶化等原因导致长期投资可收回金额低于账面价值的部

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

### (12) Long term investments (continued)

Long term equity investments (continued)

(c) When the equity method is used, the difference between initial investment cost and the Company's attributable share of the investee enterprise's equity is treated as equity investment difference and is amortized over the period of investment. If the investment period is not specified in the contract, equity investment difference is amortized over a period of not more than 10 years when the initial investment cost is over the Company's attributable share of the investee enterprise's equity. Equity investment difference is amortized over a period of not less than 10 years when the initial investment cost is below the Company's attributable share of the investee enterprise's equity.

Long term bond investments

Long term bond investment is stated at cost. Difference between par value and cost, after deducting relevant expenses and interest receivable, represents premium or discount of bond investments, and is amortized over the period between the acquisition date and maturity date when the relevant bond interest is recognized. Interest receivable from bond investments is accrued periodically. Interest income from bond investments, after adjustments for the amortization of premium and discount, is recognized as investment income.

Impairment of long term investments

Impairment of long term investments is reviewed on an individual item basis. If the recoverable amount is lower than the carrying amount as a result of a continuing decline in market value or changes in operating

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 二、主要会计政策和合并会计报表的编制方法(续)

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

### (13) 固定资产的核算及折旧方法

本公司及其子公司的固定资产确认标准为:

(a) 为生产商品、提供劳务、出租或经营管理而持有的;
(b) 使用年限超过1年；及
(c) 单位价值较高的物品。

固定资产按实际成本(或成立股份制子公司时进行资产评估后的评估值)减累计折旧及减值准备计价。实际成本包括买价和相关的税费以及将该项资产达到预定可使用状态前所必要的支出。固定资产投入使用后发生的日常维修及保养支出于发生当年度作为费用直接计入当年损益；具有未来经济效益的重大改良及更新支出则予以资本化。

固定资产折旧采用直线法，并按其类别、预计可使用年限和预计净残值计提。固定资产类别及预计净残值率、预计可使用年限及年折旧率如下:

### (13) Fixed assets and depreciation

Fixed assets of the Company and its subsidiaries are assets:

(a) held for use in the production or supply of goods or services, for rental to others, or for administrative purposes;
(b) having useful life of more than one year; and
(c) having relatively high unit value.

Fixed assets are stated at cost (or the revalued cost resulting from assets valuation when the subsidiaries were established) less accumulated depreciation and impairment. Cost includes purchase price, relevant tax and expenses necessary to bring the asset to its present working condition for its intended use. Routine maintenance expenses incurred after the fixed assets being put into use are expensed when incurred. Expenses incurred in overhauls or major upgrades, which can increase the future economic benefits of the fixed assets, are capitalized.

Depreciation of fixed assets is provided on a straight-line basis by category according to their estimated useful lives and estimated residual values. The category, estimated useful lives and estimated residual values of fixed assets are as follows:

| | | 预计净残值率<br>Estimated residual values | 预计可使用年限<br>Estimated useful lives | 年折旧率<br>Rate of depreciation |
|---|---|---|---|---|
| 房屋及建筑物 | Buildings | 3% | 30-35年 years | 2.8-3.2% |
| 办公及通讯设备 | Office equipment and telecommunication equipment | – | 3-8年 years | 12.5-33.3% |
| 运输设备 | Motor vehicles | 4% | 4-6年 years | 16.0-24.0% |

固定资产处置时，其账面价值与实际取得价

When fixed assets are disposed of, the difference between the carrying

## 二、主要会计政策和合并会计报表的编制方法(续)

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

### (13) 固定资产的核算及折旧方法(续)

本公司及其子公司于资产负债表日，对固定资产逐项进行检查，如果由于市价持续下跌，或技术陈旧、损坏，长期闲置等原因导致其可收回金额低于其账面价值的，将其可收回金额低于其账面价值的部分作为固定资产减值准备并计入当年损益。固定资产减值准备按单项资产计提。

### (13) Fixed assets and depreciation (continued)

On the balance sheet date, fixed assets are reviewed for impairment on an individual item basis by the Company and its subsidiaries. If the recoverable amount is below the carrying amount due to continuing decrease in price, damage or obsolescence, the difference is recorded as an impairment loss of fixed assets and charged to the current year's income statement. Impairment loss of fixed assets is provided on an individual item basis.

### (14) 在建工程

在建工程是指兴建及安装中的房屋建筑物、在营业场所进行的装修工程及安装及调试中的机器设备，按实际成本(或成立股份制子公司时进行资产评估后的评估值)核算。该等成本包括采购成本、直接建造成本，以及于兴建及安装期间的有关专门借款所发生的满足资本化条件的借款费用。在建工程达到预定可使用状态时转为固定资产。

于资产负债表日，本公司及其子公司对在建工程进行全面检查，对于长期停建并且预计未来3年内不会重新开工的，在性能上及在技术上已经落后并且带来的经济利益具有很大的不确定性的，以及其他足以证明已经发生减值的在建工程，计提减值准备并计入当年损益。

### (14) Construction-in-progress

Construction-in-progress comprises buildings under construction, offices under decoration and machinery or equipment under installation or modification and is stated at cost (or the revalued cost resulting from assets valuation when the subsidiaries were established). Cost comprises purchase price together with direct cost of construction, decoration and installation, as well as qualifying borrowing costs capitalized during the periods of construction and installation. When the assets are ready for their intended use, their costs are transferred to fixed assets.

On the balance sheet date, construction-in-progress is reviewed for impairment by the Company and its subsidiaries. For long pending construction-in-progress for which resumption of construction is not expected to occur in the next 3 years, or for which future economic benefits are uncertain because of its obsolete function or technology, or when there are other conditions to prove an impairment of the construction-in-progress, impairment loss is provided and charged to the current year's income statement.

## 二、主要会计政策和合并会计报表的编制方法(续)

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

### (15) 借款费用

借款费用是指因借款而发生的利息、折价或溢价的摊销和辅助费用，以及因外币借款产生的汇兑差额，一般在发生时直接计入当期费用。

为购建固定资产而专门借入的款项所发生的借款费用，在资产支出及借款费用已经发生且购建活动已经开始时至固定资产达到预定可使用状态之前的期间，予以资本化。

借款费用按使该固定资产达到预定可使用状态前发生的相关借款的累计支出加权平均数及资本化率予以资本化。

### (15) Borrowing costs

Borrowing costs are interest incurred in connection with borrowings, amortization of discounts or premiums, ancillary costs and exchange differences arising from foreign currency borrowings. Borrowing costs are usually recognized as an expense in the year in which they are incurred.

Borrowing costs on loans that are directly attributable to the acquisition and construction of fixed assets are capitalized. Capitalization of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred until the assets are ready for its intended use.

Borrowing costs are capitalized at the weighted average amount of the related borrowings and capitalization rate until the asset is ready for its intended use.

### (16) 无形资产计价及摊销政策

无形资产主要为土地使用权，按取得时的实际成本(或成立股份制子公司时进行资产评估后的评估值)入账。无形资产的成本自取得当日起在预计使用年限内以直线法平均摊销，其摊销年限为土地使用权的收益年限。

本公司及其子公司定期检查各无形资产预计的未来经济获利能力，对预计可收回金额低于其账面价值的部分计提减值准备并计入当年损益。

### (16) Intangible assets and amortization

Intangible assets mainly represent land use rights and are recorded based on the actual purchase price paid (or the revalued cost resulting from assets valuation when the subsidiaries were established). Cost of the intangible asset is amortized over its estimated useful life, which is the beneficial period of land use rights, starting from the date of acquisition using a straight-line method.

The Company and its subsidiaries review the ability of intangible assets to generate economic benefits periodically and provide impairment losses for the excess of their carrying amount over the recoverable amount.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 二、主要会计政策和合并会计报表的编制方法(续)

### (17) 长期待摊费用

长期待摊费用主要为租入固定资产的改良支出以及摊销期限在1年以上的其他待摊费用，并按实际发生额记入长期待摊费用核算。租入固定资产改良支出在租赁期限与租赁资产尚可使用年限两者孰短的期限内平均摊销；其他长期待摊费用在其受益期内平均摊销。

### (18) 未到期责任准备金

未到期责任准备金为对一年期以内（含一年）的保险业务，为承担未来保险责任而按规定提取的准备金。未到期责任准备金按保险精算结果(1/365法)入账。

### (19) 未决赔款准备金

未决赔款准备金是指已经发生保险事故并已提出保险赔款，以及已经发生保险事故但尚未提出保险赔款而按规定对未决赔款提存的准备金。已经发生保险事故并已提出保险赔款的准备金按估计保险赔款额及按最高不超过已报案未决赔款的100%提取。已经发生保险事故但尚未提出保险赔款的准备金，按估计保险赔款额入账。

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

### (17) Deferred assets

Deferred assets comprise decoration expenses for leased fixed assets and other expenses with an amortization period over 1 year and is stated at cost. Decoration expenses of leased fixed assets are amortized over the shorter of the lease term or the useful life of leased fixed assets. Other deferred assets are amortized over their beneficial periods.

### (18) *Unearned premium reserve*

The unearned premium reserve is provided for future insurance liabilities of effective policies with terms of not more than 1 year. The reserve is recorded according to the actuarial valuation results (1/365 method).

### (19) Outstanding claim reserve

The outstanding claim reserve is provided for claims reported but not settled, and claims incurred but not reported at the balance sheet date. Reserve for claims reported but not settled is provided up to 100% of the estimated claim losses. Reserve for claims incurred but not reported is provided based on the estimated claim losses.

## 二、主要会计政策和合并会计报表的编制方法(续)

### (20)长期责任准备金

长期责任准备金是指对一年以上（不含一年）的长期财产险业务和再保险业务，为承担未来保险责任而按规定提取的准备金。长期责任准备金应以系统合理的方法计算，所以本集团按累计未到期保费扣减相关成本费用后的余额计提。

### (21)寿险责任准备金

寿险责任准备金是指对人寿保险业务，为承担未来保险责任而按规定提存的准备金。寿险责任准备金按保险精算结果入账。

### (22)长期健康险责任准备金

长期健康险责任准备金是指对长期性健康保险业务为承担未来保险责任而按规定提存的准备金。长期健康险责任准备金按保险精算结果入账。

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

### (20) Long term unearned premium reserve

The long term unearned premium reserve is provided for insurance liabilities of non-life insurances and reinsurances with terms more than 1 year. The long term unearned premium reserve is calculated using a systematic and reasonable method. The Group provides for the reserve at the amount of accumulated unexpired premium at the year end less its relevant costs.

### (21) Policyholders' reserve for life insurance

Policyholders' reserve for life insurance is provided for insurance liabilities of life insurances. Policyholders' reserve for life insurance is recorded at the year end according to the actuarial valuation results.

### (22) Long term reserve for health insurance

The long term reserve for health insurance is provided for insurance liabilities of long term health insurances. The long term reserve for health insurance is recorded at the year end according to the actuarial valuation results.

## 二、主要会计政策和合并会计报表的编制方法(续)

### (23) 收入确认的方法

收入基于以下方法确认:

保险业务收入

保费收入及分保费收入于保险合同成立并承担相应保险责任，与保险合同相关的经济利益能够流入，并与保险合同相关的净收入和成本能够可靠地计量时予以确认。追偿款收入于取得收款权时入账。

投资收益

短期投资的债券利息收入以实际收到时作为投资成本的收回，冲减短期投资账面值，长期投资的债券利息收入按权责发生制以票面利率计提入账。债券买卖收入为债券买卖交易的收益，在交易日当天入账；自营证券买卖收入为证券自营买卖交易的收益，在交易日当天入账。

利息收入

利息收入按存出资金的时间及适用利率计算确定。

其他业务收入

其他业务收入主要为租赁收入，按有关租约年期以直线法记录。

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

### (23) Revenue recognition

Revenue is recognized on the following basis:

Underwriting income

Premium income and reinsurance premium income is recognized, when the insurance policies are issued, related insurance risk is undertaken by the Company, related economic benefits can be obtained and related net income and cost can be reliably measured. Subrogation income is recognized when the right of subrogation is entitled.

Investment income

Interest income from short term bond investments is recognized when received and is deducted from the book value of the investments. Interest income from long term bond investment is recognized on an accrual basis at the coupon interest rate. Bond trading income is recognized at the transaction date. Securities trading income is recognized at the transaction date.

Interest income

Interest income is recognized on a time proportion basis on the principal outstanding and the applicable interest rate.

Other income

Other income mainly represents rental income, which is recognized on the straight-line basis over the lease terms.

## 二、主要会计政策和合并会计报表的编制方法(续)

### (24)保户红利支出

保户红利支出是本公司按分红保险产品的红利分配方法及有关精算结果而估算，派发给保户的红利支出。

### (25)投资连结保险投资账户核算

二零零二年一月七日，财政部颁布《保险公司投资连结产品等业务会计处理规定》，根据该项规定的要求，投资连结保险投资账户的各项资产以市价法计价，其中除开放式基金以外的任何上市流通的有价证券，以其在估值日证券交易所挂牌的收盘价估值，估值日无交易的，以最近交易日的市场收盘价估值；开放式基金以其公告的基金单位净值估值；募集期内的证券投资基金，按成本估值。成本与市价的差异计入“独立账户未实现利得”账户。年末，与投资连结保险投资帐户相关的资产和负债类账户余额分别集中在本会计报表的“独立账户资产”和“独立账户负债”账户中反映。

由于上述会计政策变更，本集团及本公司对二零零一年的比较会计报表数据已作重新编列，以符合《保险公司投资连结产品等业务会计处理规定》的要求（见附注二、29）。

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

### (24) Dividends to policyholders

Dividends to policyholders represent dividend paid by the Company to policyholders in accordance with the terms of participating products of the Company. The dividend is calculated and provided based on the actuarial calculation of the Company.

### (25) Investment accounts of investment-linked products

According to the "Regulations on Accounting Treatment for Investment-Linked Products of Insurance Companies" issued by the Ministry of Finance on January 7, 2002, assets in the investment accounts of investment-linked insurance are valued at market prices. Among these assets, marketable securities other than open-ended fund units are valued at the closing price at the valuation date, or the most recent closing price if there is no trading at the valuation date. Open-ended fund units are valued based on the published net asset value. Securities investment fund units during the placement period are valued at cost. The differences between cost and market price are dealt with in a separate account (investment-linked) unrealized investment loss. At year end, the balances of assets and liabilities related with the investment-linked insurance are reflected respectively in "separate account (investment-linked) assets" and "separate account (investment-linked) liabilities".

Due to the above changes in accounting policy, the Group and the Company have restated the comparative figures of 2001 to conform with the requirement of the "Regulations on Accounting Treatment for Investment-linked Products of Insurance Companies" (Refer to note 2.29).

## 二、主要会计政策和合并会计报表的编制方法(续)

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

### (26) 总准备金的计提比例

总准备金按净利润的一定比例计提，具体提取比例由股东会决议决定。

### (26) General reserve

General reserve is provided at a certain percentage of the profit after taxation. The provision percentage is determined by the shareholders' meeting.

### (27) 经营性租赁

经营性租赁指资产拥有权的绝大部分风险及利益由出租人承担的租赁。经营性租赁租金收入及支出按有关租赁年期以直线法计入利润表内。

### (27) Operating leases

Leases are classified as operating leases when substantially all the risks and rewards incidental to ownership of the leased assets remain with the lessor. Lease income and payments under operating leases are recognized as an income and expense in the income statement on a straight-line basis over the lease term.

### (28) 所得税的会计处理方法

本公司及各子公司的企业所得税是根据国家税法的有关规定，会计报表所列示的税前利润，调整不须纳税或不可扣除的各项收支项目，并考虑所有的税赋优惠后按适用税率计算。

本公司及各子公司的所得税的会计处理采用纳税影响会计法核算，按于本期发生的时间性差异和规定的所得税率计算递延税款。递延税款以债务法核算。递延税款借项，除可合理估计于三年内可实现者外，不予确认。

### (28) Accounting treatment for enterprise income tax

The Company and its subsidiaries provide for enterprise income taxation in accordance with the relevant tax laws in the PRC and on the basis of income for financial reporting purposes, adjusted for non-assessable income and non-deductible expense items which are deductible for enterprise income tax purposes, and at the applicable tax rate after all preferable tax treatments have been taken into consideration.

The enterprise income tax of the Company and its subsidiaries is accounted for on an accrual basis. Deferred taxation is provided under the liability method in respect of significant timing differences between profit as computed for taxation purposes and profit as stated in the financial statements under the applicable tax rates. A deferred tax asset is not recognized unless its related benefits are expected to crystallize within 3 years.

## 二、主要会计政策和合并会计报表的编制方法(续)

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

### (29) 主要会计政策变更的说明

如附注二、25所述，本集团及本公司从二零零二年起执行财政部颁布的《保险公司投资连结产品等业务会计处理规定》，改变以下会计政策:

- 年末投资连结保险投资账户的各项资产原按成本或成本与市价孰低计价，现改为主要按市价法计价，成本与市价的差异计入"独立账户未实现利得"账户;
- 年末与投资连结保险投资账户有关的各项资产及负债金额原按其账户名称分别反映在资产负债表相应资产及负债账户中，现改为集中反映在"独立账户资产"和"独立账户负债"账户中。

由于上述会计政策变更，本集团及本公司对二零零一年的比较会计报表数据已作重新编列。

### (29) Changes in principal accounting policies

As stated in Note 2.25, from 2002, the Group and the Company began to implement the "Regulations on Accounting Treatment for Investment-Linked Products of Insurance Companies" issued by the Ministry of Finance and made the following changes in the accounting policies:

- Assets in the investment account of investment-linked products, which were originally stated at cost or the lower of cost and market value, are now stated at market value. The difference between the cost and the market value is included in the separate account (investment-linked) unrealized investment loss or gain.
- The balances of asset and liability items related to the investment account of investment-linked products, which were originally reflected respectively in the relevant balance sheet accounts, are now all recorded in "separate account (investment-linked) assets" and "separate account (investment-linked) liabilities".

Due to the above changes, the Group and the Company have restated the comparative figures of 2001.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 二、主要会计政策和合并会计报表的编制方法(续)

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

上述会计政策的变更对二零零一年比较会计报表数据的影响:

The impact of the above changes on the comparative figures for 2001 are as follows:

本集团

Group

| | | 二零零一年十二月三十一日重新编列前 31 December 2001 (Before restatement) | 重分类投资连结保险的项目 Reclassified accounts of investment-linked insurance | 按市价法计价造成的差异 Difference due to the application of market valuation method | 投资连结保险投资帐户内部往来转为其他应付款 Inter-company balances of investment-linked insurance transferred to other payables | 二零零一年十二月三十一日重新编列后 31 December 2001 (Restated) |
|---|---|---|---|---|---|---|
| 资产负债表: | BALANCE SHEET: | | | | | |
| 资产 | ASSETS | | | | | |
| 货币资金 | Cash and bank | 53,436,568,720 | (2,768,090,458) | - | - | 50,668,478,262 |
| 短期投资 | Short term investments | 5,807,301,671 | (2,063,315,239) | - | - | 3,743,986,432 |
| 减: 短期投资跌价准备 | Less: provision for investment loss | (321,012,640) | 109,288,621 | - | - | (211,724,019) |
| 应收利息 | Interest receivable | 131,148,896 | (5,891,881) | - | - | 125,257,015 |
| 内部往来 | Inter-company balances | - | (195,743,710) | - | 195,743,710 | - |
| 买入返售证券 | Reverse repos | 6,068,574,705 | (48,609,736) | - | - | 6,019,964,969 |
| 独立账户资产 | Separate account (investment-linked) assets | - | 4,972,362,403 | 6,672,160 | - | 4,979,034,563 |
| 负债 | LIABILITIES | | | | | |
| 应交税金 | Taxes payable | 544,460,575 | (214,317) | - | - | 544,246,258 |
| 卖出回购证券 | Repos | 3,030,000,000 | (30,000,000) | - | - | 3,000,000,000 |
| 其他应付款 | Other payables | 1,087,687,838 | - | - | 195,743,710 | 1,283,431,548 |
| 寿险责任准备金 | Policyholders' reserve for life insurance | 74,634,639,089 | (4,942,148,086) | - | - | 69,692,491,003 |
| 独立账户负债 | Separate account (investment-linked) liabilities | - | 4,972,362,403 | 109,288,621 | - | 5,081,651,024 |
| 独立账户未实现利得 | Separate account (investment-linked) unrealized investment loss | - | - | (102,616,461) | - | (102,616,461) |
| 利润表: | STATEMENT OF INCOME: | | | | | |
| 提存寿险责任准备金 | Provision for policyholders' reserve for life insurance | (74,634,639,089) | - | (109,288,621) | - | (74,743,927,710) |

二零零二年十二月三十一日(除另作说明外，所有金额均以人民币元为单位)

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 二、主要会计政策和合并会计报表的编制方法(续)

## 2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS (Continued)

本公司

Company

| | | 二零零一年十二月三十一日重新编列前 31 December 2001 (Before restatement) | 重分类投资连结保险的项目 Reclassified accounts of investment-linked insurance | 按市价法计价造成的差异 Difference due to the application of market valuation method | 投资连结保险投资帐户内部往来转为其他应付款 Inter-company balances of investment-linked insurance transferred to other payables | 二零零一年十二月三十一日重新编列后 31 December 2001 (Restated) |
|---|---|---|---|---|---|---|
| 资产负债表: | BALANCE SHEET: | | | | | |
| 资产 | ASSETS | | | | | |
| 货币资金 | Cash and bank | 53,173,579,347 | (2,768,090,458) | - | - | 50,405,488,889 |
| 短期投资 | Short term investments | 5,777,073,748 | (2,063,315,239) | - | - | 3,713,758,509 |
| 减：短期投资跌价准备 | Less: provision for investment loss | (317,432,481) | 109,288,621 | - | - | (208,143,860) |
| 应收利息 | Interest receivable | 68,645,259 | (5,891,881) | - | - | 62,753,378 |
| 内部往来 | Inter-company balances | - | (195,743,710) | - | 195,743,710 | - |
| 买入返售证券 | Reverse repos | 6,068,574,705 | (48,609,736) | - | - | 6,019,964,969 |
| 独立账户资产 | Separate account (investment-linked) assets | - | 4,972,362,403 | 6,672,160 | - | 4,979,034,563 |
| 负债 | LIABILITIES | | | | | |
| 应交税金 | Taxes payable | 542,760,536 | (214,317) | - | - | 542,546,219 |
| 卖出回购证券款 | Repos | 3,030,000,000 | (30,000,000) | - | - | 3,000,000,000 |
| 其他应付款 | Other payables | 907,681,608 | - | - | 195,743,710 | 1,103,425,318 |
| 寿险责任准备金 | Policyholders' reserve for life insurance | 74,634,639,089 | (4,942,148,086) | - | - | 69,692,491,003 |
| 独立账户负债 | Separate account (investment-linked) liabilities | - | 4,972,362,403 | 109,288,621 | - | 5,081,651,024 |
| 独立账户未实现利得 | Separate account (investment-linked) unrealized investment loss | - | - | (102,616,461) | - | (102,616,461) |
| 利润表: | STATEMENT OF INCOME: | | | | | |
| 提存寿险责任准备金 | Provision for policyholders' reserve for life insurance | (74,634,639,089) | - | (109,288,621) | - | (74,743,927,710) |
| 投资收益 | Investment income | 1,929,274,604 | | 109,288,621 | | 2,038,563,225 |

## 三、 税项

本公司根据对现时税法的理解， 主要交纳下列的税项：

营业税金及附加

营业税金乃就当年应税保费收入及投资业务收入，按6%（二零零一年：7%）的税率征收。营业税金附加包括城市维护建设税及教育附加费等，乃按营业税的一定比例征收。

所得税

根据《中华人民共和国企业所得税暂行条例》，本集团按收入总额减去准予扣除项目为应纳税所得额。本集团各子公司和分支机构适用的所得税率如下：

## 3. TAXATION

Based on the Company's understanding of the current tax laws, the following taxes are payable:

Business tax and surcharges

Business tax is levied on 6% (2001: 7%) of taxable premium income and investment income. Business tax surcharges, comprising city maintenance and construction tax and education surcharges, are calculated at a certain percentage of business tax.

Enterprise income tax

According to the "Provisional Regulations of PRC on Enterprises Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and the branches are as follows:

| 税种 | Tax | 分支机构 | Subsidiaries and branches | 税率 Tax rate |
| --- | --- | --- | --- | --- |
| 中国企业所得税 | Enterprise income tax in the PRC | 经济特区内的分支机构 | - Located in Special Economic Zones | 15% |
| | | 经济特区外的其他分支机构 | - Located outside Special Economic Zones | 33% |
| 香港利得税 | Hong Kong profits tax | 在香港特别行政区设立的子公司 | - Subsidiaries in Hong Kong Special Administrative Region | 16% |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 四、控股子公司及联营公司情况

## 4. SUBSIDIARIES AND ASSOCIATE

于二零零二年十二月三十一日，本公司拥有下列主要子公司及联营公司:

Major subsidiaries and the associate of the Company as of December 31, 2002 are as follows:

| 公司名称<br>Name | 注册/成立日期及地点<br>Date/place of incorporation | 所占资本权益 Attributable equity interest<br>直接<br>Direct | <br>间接<br>Indirect | 注册资本<br>Registered capital | 主要业务<br>Principal lines of business |
|---|---|---|---|---|---|
| 已合并子公司<br>Consolidated subsidiaries | | | | | |
| 中国平安人寿保险股份有限公司<br>Ping An Life Insurance | 2002年12月17日，中国<br>17 December 2002 The P.R.C. | 99% | - | 3,800,000,000 | 人身保险业务<br>Provision of life insurance |
| 中国平安财产保险股份有限公司<br>Ping An General Insurance | 2002年12月24日，中国<br>24 December 2002 The P.R.C. | 99% | - | 1,600,000,000 | 财产保险业务<br>Provision of general insurance |
| 平安信托投资有限责任公司<br>Ping An Trust | 1984年11月19日，中国<br>19 November 1984 The P.R.C. | 95% | - | 500,000,000 | 信托投资业务<br>Investment and trust activities |
| 深圳市平安实业投资有限公司<br>Shenzhen Ping An Industries Co., Ltd. | 1992年11月24日，中国<br>24 November 1992 The P.R.C. | 20% | 76% | 20,000,000 | 投资兴办各类实业<br>Investment in enterprises |
| 深圳市平安物业投资管理有限公司<br>Shenzhen Ping An Property Investment and Management Co., Ltd. | 1995年1月6日，中国<br>6 January 1995 The P.R.C. | 90% | 9.6% | 20,000,000 | 物业管理<br>Property management |
| 平安保险海外(控股)有限公司<br>China Ping An Insurance Overseas (Holdings) Ltd. | 1996年10月24日，香港<br>24 October 1996 Hong Kong | 100% | - | HKD 55,000,000 | 投资控股<br>Investment holding |
| 新利华集团有限公司<br>Sunova Holdings Ltd. | 1993年8月10日，香港<br>10 August 1993 Hong Kong | - | 100% | HKD 10,000 | 投资业务<br>Investment activities |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 四、控股子公司及联营公司情况(续)

## 4. SUBSIDIARIES AND ASSOCIATE (Continued)

| 公司名称 Name | 注册/成立日期及地点 Date/place of incorporation | 所占资本权益 Attributable equity interest 直接 Direct | 间接 Indirect | 注册资本 Registered capital | 主要业务 Principal lines of business |
|---|---|---|---|---|---|
| *上海明新房地产有限公司<br>* Shanghai Mingxin Real Estate Development Co., Ltd. | 1993年5月12日，中国<br>12 May 1993 The P.R.C. | - | 99% | USD 12,000,000 | 兴建于上海的楼宇（已竣工）<br>Development of property in Shanghai (Completed) |
| *大连平安大厦开发有限公司<br>* Dalian Ping An Real Estate Development Co., Ltd | 1996年9月10日，中国<br>10 September 1996 The P.R.C. | - | 100% | USD 10,000,000 | 兴建于大连的楼宇（已竣工）<br>Development of property in Dalian (Completed) |
| *深圳市中安典当行有限公司<br>* Zhong An Pawn Shop Co., Ltd | 1993年3月28日，中国<br>28 March 1993 The P.R.C. | - | 61.16% | 10,000,000 | 典当业务<br>Pawning activities |
| 深圳平安期货经纪有限公司<br>Ping An Future Brokerage Co., Ltd. | 1996年4月10日，中国<br>10 April 1996 The P.R.C. | - | 98.52% | 30,000,000 | 期货经纪业务<br>Future brokerage activities |
| *北京平安房地产开发有限公司<br>* Beijing Ping An Real Estate Development Co., Ltd. | 1994年1月18日，中国<br>18 January 1994 The P.R.C. | - | 97% | USD 12,000,000 | 兴建于北京的楼宇(已竣工)<br>Development of property in Beijing (Completed) |
| 中国平安保险(香港)有限公司<br>China Ping An Insurance (Hong Kong) Co., Ltd. | 1976年8月17日，香港<br>17 August 1976 Hong Kong | - | 75% | HKD 80,000,000 | 保险业务<br>Provision of insurance business |
| *福州平安房地产有限公司<br>* Fuzhou Ping An Real Estate Development Co., Ltd. | 1994年3月28日，中国<br>28 March 1994 The P.R.C. | - | 75% | USD 5,000,000 | 兴建于福州的楼宇(已竣工)<br>Development of property in Fuzhou (Completed) |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 四、控股子公司及联营公司情况(续)

## 4. SUBSIDIARIES AND ASSOCIATE (Continued)

| 公司名称 Name | 注册/成立日期及地点 Date/place of incorporation | 所占资本权益 Attributable equity interest 直接 Direct | 间接 Indirect | 注册资本 Registered capital | 主要业务 Principal lines of business |
|---|---|---|---|---|---|
| 未合并子公司 Unconsolidated subsidiaries | | | | | |
| 平安投资控股有限责任公司 Ping An Investment Holding Co., Ltd. | 1999年4月8日，中国 8 April 1999 The P.R.C. | - | 97.8% | 20,000,000 | 未开业 Dormant |
| 深圳金爵俱乐部有限公司 Shenzhen Jinjue Club Co., Ltd. | 1994年12月27日，中国 27 December1994 The P.R.C. | - | 92.45% | USD 3,570,000 | 餐饮娱乐业 Entertainment and catering activities |
| 联营公司 Associate | | | | | |
| 平安证券有限责任公司 Ping An Securities | 1996年7月18日，中国 18 July 1996 The P.R.C. | - | 28.5% | 1,000,000,000 | 证券投资及委托买卖业务 Securities investment and brokerage activities |

未合并子公司主要经营非保险业务，董事会认为该等公司经营成果及净资产对本公司整体之经营成果及净资产影响不大，所以本公司按权益法对未合并子公司进行核算。

The principal activities of unconsolidated subsidiaries are non-insurance businesses. The Board of Directors considers that the results of operations and net assets of such subsidiaries have no significant impact on those of the Company taken as a whole. The financial statements of such unconsolidated subsidiaries were accounted for on an equity basis.

*上述子公司原为本公司直接或间接投资，并由本公司与其他资产一起评估作价后作为股本投入平安寿险。截至二零零二年十二月三十一日，上述子公司的工商变更登记正在进行中。

* The above companies were held by the Company either directly or indirectly, and were valued together with other assets for the purpose of capital injection into Ping An Life Insurance. As at December 31, 2002, the changes of business registration of such companies are not yet completed.

## 四、控股子公司及联营公司情况(续)

根据平安产险和平安寿险分别于二零零二年十二月二十九日通过的平安产险和平安寿险创立大会补充会议决议，本公司为设立平安产险和平安寿险而投入的资产在评估基准日(二零零一年十二月三十一日)至平安产险和平安寿险登记日期间所产生的经营成果，由本公司所有。而本公司投资于平安产险和平安寿险的相关资产和负债也已于二零零二年十二月三十一日前投入平安产险和平安寿险。

## 4. SUBSIDIARIES AND ASSOCIATE (Continued)

According to the supplementary resolutions passed on December 29, 2002 at the establishment meetings of Ping An General Insurance and Ping An Life Insurance, the operating results between December 31, 2001 (the date at which for the purpose of establishing Ping An General Insurance and Ping An Life Insurance the related net assets were revalued) and respective registration dates of Ping An General Insurance and Ping An Life Insurance are attributable to the Company. The injection of relevant assets and liabilities to Ping An General Insurance and Ping An Life Insurance by the Company have been completed by December 31, 2002.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 1. 现金及银行存款

### (1) Cash on hand and cash at bank

本集团现金及银行存款列示如下:

Cash on hand and cash at bank of the Group are as follows:

| 项目 | Description | 币种 Currency | 二零零二年十二月三十一日 December 31, 2002 原币金额 Balance in original currency | 折算汇率 Exchange rate | 折合人民币 RMB Equivalent | 二零零一年十二月三十一日 December 31, 2001 原币金额 Balance in original currency | 折算汇率 Exchange rate | 折合人民币 RMB Equivalent |
|---|---|---|---|---|---|---|---|---|
| 现金 | Cash on hand | 人民币 RMB | 12,043,076 | 1.0000 | 12,043,076 | 6,357,311 | 1.0000 | 6,357,311 |
| | | 美元 USD | 47,814 | 8.2773 | 395,770 | 51,459 | 8.2766 | 425,902 |
| | | 港币 HKD | 187,578 | 1.0611 | 199,039 | 121,726 | 1.0606 | 129,104 |
| 合计 | Total | | | | 12,637,885 | | | 6,912,317 |
| 银行存款 | Cash at bank | 人民币 RMB | 70,940,045,870 | 1.0000 | 70,940,045,870 | 46,763,493,752 | 1.0000 | 46,763,493,752 |
| | | 美元 USD | 678,489,388 | 8.2773 | 5,616,060,208 | 72,369,626 | 8.2766 | 598,974,447 |
| | | 港币 HKD | 150,883,932 | 1.0611 | 160,102,940 | 221,239,502 | 1.0606 | 234,646,588 |
| 小计 | Sub-total | | | | 76,716,209,018 | | | 47,597,114,787 |
| 存放同业 | Deposits with other financial institutions | 人民币 RMB | 491,143,161 | 1.0000 | 491,143,161 | 3,064,451,158 | 1.0000 | 3,064,451,158 |
| 合计 | Total | | | | 77,207,352,179 | | | 50,661,565,945 |

本集团银行存款中约人民币73,438,879,000元（二零零一年：约人民币45,924,800,000元）为人民币及外币银行定期存款，期限为6个月至240个月，年利率为1.1875%至7.5%（二零零一年：年利率为1.38%至7.58%）。

Cash at bank of the Group include fixed bank deposits in Renminbi and foreign currencies of approximately RMB73,438,879,000 (2001: approximately RMB45,924,800,000) with terms of 6 months to 240 months and interest rates ranging from 1.1875% to 7.5% per annum (2001: from 1.38% to 7.58%).

本集团年末存放同业为存放于本集团联营公司平安证券的交易保证金。

Deposits with other financial institutions of the Group are deposits in Ping An Securities, an associate of the Group, for securities trading purposes.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 1. 现金及银行存款(续)

### 1. Cash and deposits with banks (continued)

本公司现金及银行存款列示如下：

Cash on hand and cash at bank of the Company are as follows:

| | | | 二零零二年十二月三十一日 December 31, 2002 | | | 二零零一年十二月三十一日 December 31, 2001 | | |
|---|---|---|---|---|---|---|---|---|
| 项目 | Description | 币种 Currency | 原币金额 Balance in original currency | 折算汇率 Exchange rate | 折合人民币 RMB Equivalent | 原币金额 Balance in original currency | 折算汇率 Exchange rate | 折合人民币 RMB Equivalent |
| 现金 | Cash on hand | 人民币 RMB | 113,569 | 1.0000 | 113,569 | 6,221,798 | 1.0000 | 6,221,798 |
| | | 美元 USD | 217 | 8.2773 | 1,796 | 51,459 | 8.2766 | 425,902 |
| | | 港币 HKD | 28,201 | 1.0611 | 29,924 | 121,726 | 1.0606 | 129,104 |
| 合计 | Total | | | | 145,289 | | | 6,776,804 |
| 银行存款 | Cash at bank | 人民币 RMB | 401,916,474 | 1.0000 | 401,916,474 | 46,705,685,783 | 1.0000 | 46,705,685,783 |
| | | 美元 USD | 600,000,000 | 8.2773 | 4,966,380,000 | 60,884,326 | 8.2766 | 503,915,213 |
| | | 港币 HKD | 477,047 | 1.0611 | 506,195 | 117,537,224 | 1.0606 | 124,659,931 |
| 小计 | Subtotal | | | | 5,368,802,669 | | | 47,334,260,927 |
| 存放同业 | Deposits with other financial institutions | 人民币 RMB | | | - | 3,064,451,158 | 1.0000 | 3,064,451,158 |
| 合计 | Total | | | | 5,368,802,669 | | | 50,398,712,085 |

本公司银行存款中约人民币5,316,380,000元（二零零一年：约人民币45,866,800,000元）为人民币及外币银行定期存款，期限为61个月至240个月，年利率为3.48%至4.3%（二零零一年：年利率为1.38%至7.58%）。

Cash at bank of the Company include fixed bank deposits in Renminbi and foreign currencies of approximately RMB5,316,380,000 (2001: approximately RMB45,866,800,000) with terms of 61 months to 240 months and interest rates ranging from 3.48% to 4.3% per annum (2001: from 1.38% to 7.58%).

本公司于二零零一年年末存放同业为存放于本集团联营公司平安证券的交易保证金。

Deposits with other financial institutions of the Company are deposits in Ping An Securities, an associate of the Group, for securities trading purposes.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 2. 短期投资

### (2) Short term investments

本集团短期投资和短期投资跌价准备列示如下:

Short term investments and provision for investment loss of the Group are as follows:

| 项目 | Description | 二零零二年十二月三十一日 December 31, 2002 投资金额 Cost | 跌价准备 Provision for investment loss | 二零零一年十二月三十一日 December 31, 2001 投资金额 Cost | 跌价准备 Provision for investment loss |
|---|---|---|---|---|---|
| 上市投资: | Marketable securities: | | | | |
| 证券基金 | Investments in investment funds | 3,611,432,314 | (775,440,874) | 2,623,971,018 | (208,143,860) |
| 股票 | Shares | 9,627,660 | - | 30,227,923 | (3,580,159) |
| 债券 | Bonds | 2,866,319,510 | - | 389,787,491 | - |
| 小计 | Subtotal | 6,487,379,484 | (775,440,874) | 3,043,986,432 | (211,724,019) |
| 非上市投资: | Unlisted investments: | | | | |
| 债券 | Bonds | 2,076,881,172 | - | 700,000,000 | - |
| 合计 | Total | 8,564,260,656 | (775,440,874) | 3,743,986,432 | (211,724,019) |
| 上市投资市价总额 | Total market value of marketable investments | 5,711,938,610 | | 2,832,262,413 | |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 2. 短期投资(续)

### (2) *Short term investments (continued)*

本公司短期投资和短期投资跌价准备列示如下:

Short term investments and provision for investment loss of the Company are as follows:

| 项目 | Description | 二零零二年十二月三十一日 December 31, 2002 投资金额 Cost | 跌价准备 Provision for investment loss | 二零零一年十二月三十一日 December 31, 2001 投资金额 Cost | 跌价准备 Provision for investment loss |
|---|---|---|---|---|---|
| 上市投资: | Marketable securities: | | | | |
| 证券基金 | Investments in investment funds | - | - | 2,623,971,018 | (208,143,860) |
| 债券 | Bonds | - | - | 389,787,491 | - |
| 小计 | Subtotal | - | - | 3,013,758,509 | (208,143,860) |
| 非上市投资: | Unlisted investments: | | | | |
| 债券 | Bonds | - | - | 700,000,000 | - |
| 合计 | Total | - | - | 3,713,758,509 | (208,143,860) |
| 上市投资市价总额 | Total market value of listed investments | - | | 2,805,614,649 | |

本集团及本公司于上述年末的上市投资市价是根据当年最后交易日的股市收市价确认。

The market value of short term investments of the Group and the Company at year end is based on the closing price of the last trading day.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 3. 拆出资金

### (3) Interbank placements

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年十二月三十一日 December 31,2002 | 二零零一年十二月三十一日 December 31, 2001 | 二零零二年十二月三十一日 December 31,2002 | 二零零一年十二月三十一日 December 31, 2001 |
| 拆出资金 | Interbank placements | 199,564,086 | 211,892,140 | – | 211,892,140 |
| 减：坏账准备 | Less: provision for doubtful debts | (199,564,086) | (179,272,400) | – | (179,272,400) |
| 拆出资金净值 | Interbank placements, net | – | 32,619,740 | – | 32,619,740 |

本集团及本公司的拆出资金皆为境内拆出资金。于二零零二年十二月三十一日，本集团所有的拆出资金已经全部逾期（二零零一年：本集团及本公司所有的拆出资金已经全部逾期）。

Interbank placements of the Group and the Company are placed with domestic financial institutions and all balances are overdue as of December 31, 2002 (2001: all balances were overdue).

### 4. 应收利息

### (4) Interest receivable

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年十二月三十一日 December 31,2002 | 二零零一年十二月三十一日 December 31,2001 | 二零零二年十二月三十一日 December 31,2002 | 二零零一年十二月三十一日 December 31,2001 |
| 应收利息 | Interest receivable | 572,964,127 | 125,257,015 | 634,685 | 125,257,015 |
| 减：坏账准备 | Less: provision for doubtful debts | – | (62,508,216) | – | (62,503,637) |
| 应收利息净值 | Interest receivable, net | 572,964,127 | 62,748,799 | 634,685 | 62,753,378 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 5. 应收保费

### (5) Premium receivable

本集团应收保费的账龄分析如下：

An aged analysis of the premium receivable of the Group is as follows:

| | | 二零零二年十二月三十一日 December 31, 2002 | | | 二零零一年十二月三十一日 December 31, 2001 | | |
|---|---|---|---|---|---|---|---|
| 账龄 | Aged | 金额 Balance | 比例 Percentage | 坏账准备 Provision | 金额 Balance | 比例 Percentage | 坏账准备 Provision |
| 2个月以内 | Within 2 months | 329,107,134 | 59% | (69,219,612) | 216,363,885 | 46% | (58,252,090) |
| 2个月至5个月 | 2 to 5 months | 66,972,245 | 12% | (13,299,626) | 73,697,351 | 16% | (20,797,704) |
| 5个月以上 | Over 5 months | 5,565,179 | 1% | (4,456,836) | 50,363,781 | 11% | (43,329,610) |
| 分期付款保费 | Premium receivable by installments | 155,770,388 | 28% | (117,533,966) | 126,553,376 | 27% | (70,604,702) |
| 合计 | Total | 557,414,946 | 100% | (204,510,040) | 466,978,393 | 100% | (192,984,106) |

本集团应收保费按险种分析如下：

A breakdown of premium receivable of the Group by insurance products is as follows:

| | | 二零零二年十二月三十一日 December 31, 2002 | | | 二零零一年十二月三十一日 December 31, 2001 | | |
|---|---|---|---|---|---|---|---|
| 险种 | Products | 金额 Balance | 比例 Percentage | 坏账准备 Provision | 金额 Balance | 比例 Percentage | 坏账准备 Provision |
| 产险: | General insurance: | | | | | | |
| 机动车辆险及第三者责任险 | Motor and third party liability | 230,592,716 | 41.4% | (84,368,299) | 224,507,997 | 48.1% | (95,244,314) |
| 企财险 | Corporate property | 180,480,162 | 32.4% | (65,701,864) | 117,869,557 | 25.2% | (48,878,214) |
| 家财险 | Residential property | 33,007,685 | 5.9% | (12,325,641) | 19,980,365 | 4.3% | (8,664,370) |
| 货物运输险 | Cargo hull | 45,343,538 | 8.1% | (16,932,062) | 47,350,548 | 10.1% | (20,024,806) |
| 船舶险 | Marine | 1,361,383 | 0.2% | (452,914) | 5,036,777 | 1.1% | (2,184,169) |
| 责任险 | Liability | 17,835,208 | 3.2% | (6,659,975) | 16,858,086 | 3.6% | (6,933,782) |
| 信用险 | Credit | 13,556,323 | 2.4% | (5,062,166) | 5,839,821 | 1.3% | (2,532,405) |
| 保证险 | Guarantee | 2,702,796 | 0.5% | (1,009,271) | 1,134,218 | 0.2% | (491,847) |
| 其他险 | Others | 32,160,930 | 5.8% | (11,997,848) | 19,332,108 | 4.1% | (8,030,199) |
| 寿险: | Life insurance: | | | | | | |
| 团险 | Group insurance | 374,205 | 0.1% | - | - | - | - |
| 银行代理险 | Bancassurance | - | - | - | 9,068,916 | 2.0% | - |
| 合计 | Total | 557,414,946 | 100% | (204,510,040) | 466,978,393 | 100% | (192,984,106) |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 5. 应收保费(续)

### (5) Premium receivable (continued)

本公司应收保费的账龄分析如下:

An aged analysis of the premium receivable of the Company is as follows:

| | | 二零零二年十二月三十一日 December 31, 2002 | | | 二零零一年十二月三十一日 December 31, 2001 | | |
|---|---|---|---|---|---|---|---|
| 账龄 | Aged | 金额 Balance | 比例 Percentage | 坏账准备 Provision | 金额 Balance | 比例 Percentage | 坏账准备 Provision |
| 2个月以内 | Within 2 months | – | – | – | 208,031,847 | 46% | (58,252,092) |
| 2个月至5个月 | 2 to 5 months | – | – | – | 71,049,813 | 16% | (20,797,704) |
| 5个月以上 | Over 5 months | – | – | – | 48,462,504 | 11% | (43,329,608) |
| 分期付款保费 | Premium receivable by installments | – | – | – | 126,553,376 | 27% | (70,604,702) |
| 合计 | Total | – | – | – | 454,097,540 | 100% | (192,984,106) |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 5. 应收保费(续)

### (5) Premium receivable (continued)

本公司应收保费按险种分析如下:

A breakdown of premium receivable of the Company by insurance products is as follows:

| | | 二零零二年十二月三十一日 December 31, 2002 | | | 二零零一年十二月三十一日 December 31, 2001 | | |
|---|---|---|---|---|---|---|---|
| 险种 | Products | 金额 Balance | 比例 Percentage | 坏账准备 Provision | 金额 Balance | 比例 Percentage | 坏账准备 Provision |
| 产险: | General insurance: | | | | | | |
| 机动车辆险及第三者责任险 | Motor and third party liability | – | – | – | 219,636,974 | 48.4% | (95,244,314) |
| 企财险 | Corporate property | – | – | – | 112,715,004 | 24.8% | (48,878,214) |
| 家财险 | Residential property | – | – | – | 19,980,365 | 4.4% | (8,664,370) |
| 货物运输险 | Cargo hull | – | – | – | 46,177,958 | 10.2% | (20,024,806) |
| 船舶险 | Marine | – | – | – | 5,036,777 | 1.1% | (2,184,169) |
| 责任险 | Liability | – | – | – | 15,989,564 | 3.5% | (6,933,782) |
| 信用险 | Credit | – | – | – | 5,839,821 | 1.3% | (2,532,405) |
| 保证险 | Guarantee | – | – | – | 1,134,218 | 0.2% | (491,847) |
| 其他险 | Others | – | – | – | 18,517,943 | 4.1% | (8,030,199) |
| 寿险: | Life insurance: | | | | | | |
| 银行代理险 | Bancassurance | – | – | – | 9,068,916 | 2.0% | – |
| 合计 | Total | – | – | – | 454,097,540 | 100% | (192,984,106) |

应收保费余额中无应收持有本公司5%以上股份的股东的款项。

The balance of the premium receivable does not comprise any amount due from shareholders who individually holds more than 5% of the Company's share capital.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 6. 应收分保账款

### (6) Receivable from reinsurers

本集团应收分保账款按性质分析如下:

An analysis of receivable from reinsurers of the Group is as follows:

| 分保公司 | Reinsurers | 二零零二年十二月三十一日 December 31, 2002 金额 Balance | 比例 Percentage | 坏账准备 Provision | 二零零一年十二月三十一日 December 31, 2001 金额 Balance | 比例 Percentage | 坏账准备 Provision |
|---|---|---|---|---|---|---|---|
| 应付分保公司款 | Payable to reinsurers | (487,966,472) | (201%) | - | (21,452,483) | (4%) | - |
| 可摊回分保赔款 | Claims recoverable from reinsurers | 730,825,875 | 301% | - | 498,440,739 | 104% | - |
| 合计 | Total | 242,859,403 | 100% | - | 476,988,256 | 100% | - |

本公司应收分保账款按性质分析如下:

An analysis of receivable from reinsurers of the Company is as follows:

| 分保公司 | Reinsurers | 二零零二年十二月三十一日 December 31, 2002 金额 Balance | 比例 Percentage | 坏账准备 Provision | 二零零一年十二月三十一日 December 31, 2001 金额 Balance | 比例 Percentage | 坏账准备 Provision |
|---|---|---|---|---|---|---|---|
| 应付分保公司款 | Payable to reinsurers | - | - | - | (13,286,314) | (3%) | - |
| 可摊回分保赔款 | Claims recoverable from reinsurers | - | - | - | 498,440,739 | 103% | - |
| 合计 | Total | - | - | - | 485,154,425 | 100% | - |

应付分保账款余额中无应付持有本公司5%以上股份的股东的款项。

The balance of receivables from reinsurers does not comprise any amount due from shareholders who individually holds more than 5% of the Company's share capital.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 7. 应收账款

### (7) Accounts receivable

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年十二月三十一日 December 31, 2002 | 二零零一年十二月三十一日 December 31, 2001 | 二零零二年十二月三十一日 December 31, 2002 | 二零零一年十二月三十一日 December 31, 2001 |
| 应收账款 | Accounts receivable | 90,031,007 | 126,441,159 | - | 36,283,224 |
| 减：坏账准备 | Less: provision for doubtful debts | - | - | - | - |
| 应收账款净值 | Accounts receivable, net | 90,031,007 | 126,441,159 | - | 36,283,224 |

### 8. 买入返售证券

### (8) Reverse repos

本集团买入返售证券列示如下：

The reverse repos held by the Group are set out as follows:

| 类别 | Categories | 期限 | Terms | 本集团 Group 二零零二年十二月三十一日 December 31, 2002 | 本集团 Group 二零零一年十二月三十一日 December 31, 2001 |
|---|---|---|---|---|---|
| R003 | | 三天返售 | 3 days | 100,001,125 | - |
| R007 | | 七天返售 | 7 days | 256,504,809 | 435,805,322 |
| R014 | | 十四天返售 | 14 days | 121,404,553 | 809,449,647 |
| R028 | | 二十八天返售 | 28 days | 72,005,400 | 2,335,850,325 |
| R091 | | 九十一天返售 | 91 days | 2,228,065,951 | 1,534,534,509 |
| R182 | | 一百八十二天返售 | 182 days | 6,570,770,625 | 904,325,166 |
| 合计 | Total | | | 9,348,752,463 | 6,019,964,969 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 8. 买入返售证券（续）

### (8) Reverse repos (continued)

本公司买入返售证券列示如下:

The reverse repos held by the Company are set out as follows:

| | | | | 本公司 Company | |
|---|---|---|---|---|---|
| 类别 | Categories | 期限 | Terms | 二零零二年十二月三十一日 December 31, 2002 | 二零零一年十二月三十一日 December 31, 2001 |
| R007 | | 七天返售 | 7 days | - | 435,805,322 |
| R014 | | 十四天返售 | 14 days | - | 809,449,647 |
| R028 | | 二十八天返售 | 28 days | - | 2,335,850,325 |
| R091 | | 九十一天返售 | 91 days | - | 1,534,534,509 |
| R182 | | 一百八十二天返售 | 182 days | - | 904,325,166 |
| 合计 | Total | | | - | 6,019,964,969 |

本集团及本公司的买入返售证券皆为进行证券回购业务而融出的资金。于二零零二年十二月三十一日及二零零一年十二月三十一日，本集团所有买入返售证券皆未逾期。

Reverse repos held by the Group and the Company are loans granted under repurchase agreements. As at December 31, 2002, the reverse repos held by the Group are not overdue.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 9. 其他应收款

### (9) Other receivables

本集团其他应收款的明细项目如下:

A breakdown of other receivables of the Group is as follow:

| | | 二零零二年<br>十二月三十一日<br>December 31, 2002 | 二零零一年<br>十二月三十一日<br>December 31, 2001 |
|---|---|---|---|
| 在途上划款 | Funds in transit | 13,631,134 | 32,793,096 |
| 房租、水电等各种押金 | Rental and utility deposits | 34,178,537 | 28,046,465 |
| 预付装修款 | Decoration fee paid in advance | 1,337,550 | 11,661,134 |
| 应收银行代收保费 | Premium receivable from bancassurance business | 39,540,431 | 11,413,098 |
| 备用金 | Sundry advances to employees | 44,422,943 | 19,060,916 |
| 应收外单位往来款 | Receivables from external companies | 89,886,926 | 3,184,593 |
| 其他 | Others | 256,703,198 | 173,480,376 |
| 合计 | Total | 479,700,719 | 279,639,678 |

本公司其他应收款的明细项目如下:

A breakdown of other receivables of the Company is as follows:

| | | 二零零二年<br>十二月三十一日<br>December 31, 2002 | 二零零一年<br>十二月三十一日<br>December 31, 2001 |
|---|---|---|---|
| 应收平安寿险款 | Receivable from Ping An Life Insurance | 2,442,260,912 | - |
| 应收平安产险款 | Receivable from Ping An General Insurance | 62,661,932 | - |
| 应收平安信托款 | Receivable from Ping An Trust | - | 164,047,037 |
| 在途上划款 | Funds in transit | - | 32,793,096 |
| 房租、水电等各种押金 | Rental and utility deposits | 33,600 | 28,046,465 |
| 预付装修款 | Decoration fee paid in advance | - | 11,661,134 |
| 应收银行代收保费 | Premium receivable from bancassurance business | - | 11,413,098 |
| 备用金 | Sundry advances to employees | 4,089,621 | 19,060,916 |
| 应收外单位往来款 | Receivables from external companies | 3,090,991 | 3,184,593 |
| 其他 | Others | 11,181,702 | 161,173,880 |
| 合计 | Total | 2,523,318,758 | 431,380,219 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS *(Continued)*

### 10. 一年内到期的长期债券投资

### (10) Current portion of long term bond investments

本集团于二零零二年十二月三十一日的一年内到期的长期债券投资列示如下:

As of December 31, 2002, the current portion of long term bond investments of the Group are as follows:

| 债券种类 | Description | 面值 Par value | 应计利息 Interest receivable | 未摊销的折价及溢价 Unamortised discounts and premium | 合计 Ending balance | 长期投资减值准备 Impairment provision for long term investment |
|---|---|---|---|---|---|---|
| 上市投资: | Listed investments: | | | | | |
| －国债投资 | Government bonds | 190,248,000 | 2,721,641 | 18,339,965 | 211,309,606 | - |
| －金融债券投资 | Financial bonds | 112,633,000 | 36,314,988 | 2,210,495 | 151,158,483 | (2,825,019) |
| 非上市投资: | Unlisted investments: | | | | | |
| －国债投资 | Government bonds | 4,224,000,000 | 1,170,568,553 | 40,850,355 | 5,435,418,908 | (95,021) |
| 合计 | Total | 4,526,881,000 | 1,209,605,182 | 61,400,815 | 5,797,886,997 | (2,920,040) |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 10. 一年内到期的长期债券投资(续)

### (10) Current portion of long term bond investments (continued)

本集团及本公司于二零零一年十二月三十一日的一年内到期的长期债券投资列示如下:

As of December 31, 2001, the current portion of long term bond investments of the Group and the Company are as follows:

| 债券种类 | Description | 面值 Par value | 应计利息 Interest receivable | 未摊销的折价及溢价 Unamortised discounts and premium | 合计 Ending balance | 长期投资减值准备 Impairment provision for long term investment |
|---|---|---|---|---|---|---|
| 非上市投资: | Unlisted investments: | | | | | |
| - 国债投资 | Government bonds | 1,535,500,000 | 202,715,049 | (65,867) | 1,738,149,182 | - |
| - 金融债券投资 | Financial bonds | 10,000,000 | 48,133 | - | 10,048,133 | - |
| 合计 | Total | 1,545,500,000 | 202,763,182 | (65,867) | 1,748,197,315 | - |

金融债券投资主要为国家开发银行发行的债券。

Financial bonds are mainly bonds issued by the State Development Bank of the PRC.

### 11. 长期股权投资

### (11) Long term equity investments

本集团长期股权投资明细情况列示如下:

Long term equity investments of the Group are as follows:

| | | | 二零零二年十二月三十一日 December 31, 2002 | | 二零零一年十二月三十一日 December 31, 2001 | |
|---|---|---|---|---|---|---|
| | | | 投资金额 Balance | 减值准备 Impairment provision | 投资金额 Balance | 减值准备 Impairment provision |
| 股票投资 | Share investments | (a) | 348,096,617 | (120,792,773) | 281,375,987 | (122,892,678) |
| 投资于未合并子公司 | Investments in unconsolidated subsidiaries | | 35,621,280 | (15,621,280) | 53,801,663 | - |
| 投资于联营公司 | Investment in an associate | | 146,086,466 | - | 323,899,578 | (7,400,000) |
| 其他长期股权投资 | Other equity investments | | 74,914,237 | (39,493,920) | 67,789,500 | (55,855,404) |
| 股权投资差额 | Equity investment - goodwill | | 9,750,339 | - | 14,070,017 | - |
| 小计 | Total | | 614,468,939 | (175,907,973) | 740,936,745 | (186,148,082) |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 11. 长期股权投资(续)

### (11) Long term equity investments (continued)

(a) 股票投资:

(a) Share investments:

| 被投资公司名称 | Name of the invested entity | 股份性质 Nature of shares | 股票数量 Number of shares | 占被投资公司注册资本比例 Percentage of the investment to the invested entity's registered capital | 二零零二年十二月三十一日 December 31, 2002 金额 Balance | 二零零二年十二月三十一日 December 31, 2002 减值准备 Impairment provision | 二零零一年十二月三十一日 December 31, 2001 金额 Balance | 二零零一年十二月三十一日 December 31, 2001 减值准备 Impairment provision |
|---|---|---|---|---|---|---|---|---|
| 福建兴业银行 | Fujian Industrial Bank | 法人股 Legal person share | 66,939,213 | 2.00% | 113,210,945 | - | 113,210,945 | - |
| 海南珠江实业股份有限公司 | Hainan Pearl River Industrial Holdings Co., Ltd. | 法人股 Legal person share | 5,750,000 | 1.52% | 30,520,500 | (26,484,000) | 26,484,000 | (26,484,000) |
| 北京赛迪传媒投资有限公司 | Beijing Saidi Media Investment Co., Ltd. | 法人股 Legal person share | 10,088,694 | 3.24% | 23,495,237 | (13,103,882) | 13,103,882 | (13,103,882) |
| 长春百货大楼集团股份有限公司 | Changchun Department Store Co., Ltd. | 法人股 Legal person share | 7,000,000 | 3.83% | 13,720,000 | - | 10,700,000 | - |
| 深圳投资基金管理公司 | Shenzhen Investment Fund Management Co., Ltd. | 法人股 Legal person share | 10,000,000 | 20.00% | 10,000,000 | (10,000,000) | 10,000,000 | (10,000,000) |
| 武汉塑料工业股份有限(集团)公司 | Wuhan Plastics Industrial Co., Ltd. | 法人股 Legal person share | 11,203,303 | 7.95% | 9,000,000 | - | 9,000,000 | - |
| 福建兴业证券有限公司 | Fujian Industrial Securities Co., Ltd. | 法人股 Legal person share | 7,020,000 | 0.77% | 8,902,530 | - | 8,902,530 | - |
| 长城特殊钢股份有限公司 | Great Wall Special Steel Co., Ltd. | 法人股 Legal person share | 2,310,000 | 0.33% | 8,679,600 | (6,000,000) | 7,200,000 | (6,000,000) |
| 深圳市北大高科技股份有限公司 | Shenzhen PKU-HT Co., Ltd. | 法人股 Legal person share | 825,000 | 0.98% | 6,941,325 | (6,000,000) | 6,359,450 | (6,000,000) |
| 猴王股份有限公司 | Houwang Co., Ltd. | 法人股 Legal person share | 3,200,000 | 1.60% | 6,240,000 | (6,240,000) | 6,240,000 | (6,240,000) |
| 深圳嘉丰纺织有限公司 | Shenzhen Jiafeng Textile Co., Ltd. | 法人股 Legal person share | 4,142,857 | 3.27% | 5,911,857 | (5,911,857) | 5,911,857 | (5,911,857) |
| 其他 | Others | | | | 111,474,623 | (47,053,034) | 64,263,323 | (49,152,939) |
| 合计 | Total | | | | 348,096,617 | (120,792,773) | 281,375,987 | (122,892,678) |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 11. 长期股权投资(续)

### (11) Long term equity investments (continued)

本公司长期股权投资明细情况列示如下:

Long term equity investments of the Company are as follows:

| | | | 二零零二年十二月三十一日 December 31, 2002 | | 二零零一年十二月三十一日 December 31, 2001 | |
|---|---|---|---|---|---|---|
| | | | 投资金额 Balance | 减值准备 Impairment provision | 投资金额 Balance | 减值准备 Impairment provision |
| 股票投资 | Share investments | (a) | - | - | 118,832,695 | (88,785,297) |
| 投资于子公司 | Investments in subsidiaries | (b) | 5,965,160,473 | - | 2,998,051,274 | - |
| 其他长期股权投资 | Other equity investments | | - | - | 59,264,500 | (50,055,404) |
| 股权投资差额 | Equity investment - goodwil | | 9,750,339 | - | 10,638,913 | - |
| 小计 | Total | | 5,974,910,812 | - | 3,186,787,382 | (138,840,701) |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 11. 长期股权投资(续)

### (11) Long term equity investments (continued)

(a) 股票投资:

(a) Share investments:

| | | | 二零零二年十二月三十一日 December 31, 2002 | | 二零零一年十二月三十一日 December 31, 2001 | |
|---|---|---|---|---|---|---|
| 被投资公司名称 | Name of the invested entity | 股份性质 Nature of shares | 金额 Balance | 减值准备 Impairment provision | 金额 Balance | 减值准备 Impairment provision |
| 海南珠江实业股份有限公司 | Hainan Pearl River Industrial Holdings Co., Ltd. | 法人股 Legal person share | - | - | 19,584,000 | (19,584,000) |
| 北京赛迪传媒投资有限公司 | Beijing Saidi Media Investment Co., Ltd. | 法人股 Legal person share | - | - | 13,103,882 | (13,103,882) |
| 长春百货大楼集团股份有限公司 | Changchun Department Store Co., Ltd. | 法人股 Legal person share | - | - | 10,700,000 | - |
| 深圳投资基金管理公司 | Shenzhen Investment Fund Management Co., Ltd. | 法人股 Legal person share | - | - | 10,000,000 | (10,000,000) |
| 长城特殊钢股份有限公司 | Great Wall Special Steel Co., Ltd. | 法人股 Legal person share | - | - | 7,200,000 | (6,000,000) |
| 深圳市北大高科技股份有限公司 | Shenzhen PKU-HT Co., Ltd. | 法人股 Legal person share | - | - | 6,359,450 | (6,000,000) |
| 深圳嘉丰纺织有限公司 | Shenzhen Jiafeng Textile Co., Ltd. | 法人股 Legal person share | - | - | 5,911,857 | (5,911,857) |
| 其他 | Others | | - | - | 45,973,506 | (28,185,558) |
| 合计 | Total | | - | - | 118,832,695 | (88,785,297) |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 11. 长期股权投资(续)

### (11) Long term equity investments (continued)

(b) 投资于子公司

(b) Investments in subsidiaries

| 被投资公司名称 | Name of the invested entity | 二零零二年十二月三十一日 December 31, 2002 金额 Balance | 减值准备 Impairment provision | 二零零一年十二月三十一日 December 31, 2001 金额 Balance | 减值准备 Impairment provision |
|---|---|---|---|---|---|
| 中国平安人寿保险股份有限公司 | Ping An Life Insurance | 3,762,000,000 | - | - | - |
| 中国平安财产保险股份有限公司 | Ping An General Insurance | 1,584,000,000 | - | - | - |
| 上海明新房地产有限公司 | Shanghai Mingxin Real Estate Development Co., Ltd. | - | - | 978,630,425 | - |
| 北京平安房地产开发有限公司 | Beijing Ping An Real Estate Development Co., Ltd. | - | - | 621,910,884 | - |
| 平安信托投资有限责任公司 | Ping An Trust | 481,460,080 | - | 690,193,864 | - |
| 大连平安大厦开发有限公司 | Dalian Ping An Real Estate Development Co., Ltd. | - | - | 187,807,844 | - |
| 福州平安房地产有限公司 | Fuzhou Ping An Real Estate Development Co., Ltd. | - | - | 177,473,997 | - |
| 上海平安欣仑物业发展有限公司 | Shanghai Ping An Xinlun Property Development Co., Ltd. | - | - | 54,891,236 | - |
| 深圳足球俱乐部 | Shenzhen Football Club | - | - | 33,613,594 | - |
| 湖南安基房地产开发有限公司 | Hunan Ankee Real Estate Development Co., Ltd. | - | - | 44,648,561 | - |
| 其他 | Others | 137,700,393 | - | 208,880,869 | - |
| 合计 | Total | 5,965,160,473 | - | 2,998,051,274 | - |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 12. 长期债权投资

### (12) Long term bond investments

于二零零二年十二月三十一日，本集团长期债权投资的明细如下：

Breakdown of the bond investments of the Group as of December 31, 2002 is as follows:

| 债券种类 | Bond categories | 面值<br>Coupon value | 应计利息<br>Interest receivable | 未摊销的折价及溢价<br>Unamortized discounts and premium | 合计<br>Total | 减值准备<br>Impairment provision |
|---|---|---|---|---|---|---|
| 上市债券: | Listed bonds: | | | | | |
| 国债 | Government bonds | 7,369,357,000 | 95,032,499 | 322,079,458 | 7,786,468,957 | (195,476) |
| 企业债券 | Corporate bonds | 1,902,653,000 | 66,905,562 | 22,646,169 | 1,992,204,731 | (11,994,782) |
| | | 9,272,010,000 | 161,938,061 | 344,725,627 | 9,778,673,688 | (12,190,258) |
| 非上市债券: | Unlisted bonds: | | | | | |
| 国债 | Government bonds | 16,240,954,000 | 1,495,734,400 | 389,761,100 | 18,126,449,500 | (7,384,028) |
| 企业债券 | Corporate bonds | 2,128,715,000 | 16,295,980 | 8,612,699 | 2,153,623,679 | (53,900) |
| 金融债券 | Financial bonds | 3,378,600,000 | 29,094,970 | 12,358,051 | 3,420,053,021 | (841,074) |
| | | 21,748,269,000 | 1,541,125,350 | 410,731,850 | 23,700,126,200 | (8,279,002) |
| 小计 | Sub-total | 31,020,279,000 | 1,703,063,411 | 755,457,477 | 33,478,799,888 | (20,469,260) |
| 减：一年内到期的长期债券投资 | Less: Current portion of long term bond investments | (4,526,881,000) | (1,209,605,182) | (61,400,815) | (5,797,886,997) | 2,920,040 |
| 合计 | Total | 26,493,398,000 | 493,458,229 | 694,056,662 | 27,680,912,891 | (17,549,220) |

本集团长期债权投资年利息率为1.9%至11.83%。于二零零二年十二月三十一日，本集团约人民币8,312,949,000元（二零零一年：约人民币3,000,000,000元）的长期债权投资作为本集团卖出回购证券交易余额的抵押品。于本会计报表批准日，本集团卖出回购证券约人民币6,832,950,000元已经到期。

Long term bond investments of the Group bear interest at rates ranging from 1.9% to 11.83% per annum. As of December 31, 2002, the Group's long term bond investments totaling approximately RMB8,312,949,000 (2001: approximately RMB3,000,000,000) are pledged as collateral for repos of the Group. As at the date of the financial statements, the Group's repos amounting to RMB6,832,950,000 have matured.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 12. 长期债权投资(续)

### (12) Long term bond investments (continued)

于二零零一年十二月三十一日，本集团长期债权投资的明细如下：

Breakdown of the long term bond investments of the Group as of December 31, 2001 is as follows:

| 债券种类 | Bond categories | 面值 Coupon value | 应计利息 Interest receivable | 未摊销的折价及溢价 Unamortized discounts and premium | 合计 Total | 减值准备 Impairment provision |
|---|---|---|---|---|---|---|
| 上市债券: | Listed bonds: | | | | | |
| 国债 | Government bonds | 3,348,689,000 | 69,761,763 | 277,115,570 | 3,695,566,333 | - |
| 企业债券 | Corporate bonds | 1,273,361,000 | 38,928,916 | 3,560,449 | 1,315,850,365 | - |
| | | 4,622,050,000 | 108,690,679 | 280,676,019 | 5,011,416,698 | - |
| 非上市债券: | Unlisted bonds: | | | | | |
| 国债 | Government bonds | 10,762,603,260 | 1,332,501,363 | 4,693,098 | 12,099,797,721 | (141,896,441) |
| 企业债券 | Corporate bonds | 1,498,259,000 | 24,481,247 | 2,771,871 | 1,525,512,118 | - |
| 金融债券 | Financial bonds | 3,385,000,000 | 27,606,502 | (589,115) | 3,412,017,387 | - |
| | | 15,645,862,260 | 1,384,589,112 | 6,875,854 | 17,037,327,226 | (141,896,441) |
| 小计 | Sub-total | 20,267,912,260 | 1,493,279,791 | 287,551,873 | 22,048,743,924 | (141,896,441) |
| 减：一年内到期的长期债券投资 | Less: Current portion of long term bond investments | (1,545,500,000) | (202,763,182) | 65,867 | (1,748,197,315) | - |
| 合计 | Total | 18,722,412,260 | 1,290,516,609 | 287,617,740 | 20,300,546,609 | (141,896,441) |

本集团长期债权投资年利率为2.31%至11.83%。

Long term bond investments of the Group bear interest at rates ranging from 2.31% to 11.83% per annum.

金融债券主要为国家开发银行发行的债券。企业债券为大型国有企业发行的电力债券、三峡债券及铁路债券。

Financial bonds mainly represent bonds issued by the State Development Bank of the PRC. Corporate bonds are electricity bonds, "Three-gorges" bonds and railway bonds issued by large state-owned enterprises.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 12. 长期债权投资(续)

### (12) Long term bond investments (continued)

本集团国库券、金融债券及企业债券的面值加未摊销的折价及溢价，按到期日的明细如下:

Coupon value plus unamortized discounts or premium of government bonds, financial bonds and corporate bonds of the Group are analyzed according to their maturities as follows:

| | | 二零零二年<br>十二月三十一日<br>December 31, 2002 | 二零零一年<br>十二月三十一日<br>December 31, 2001 |
|---|---|---|---|
| 一年内到期 | Due within 1 year | 4,588,281,815 | 1,545,434,133 |
| 一到两年内到期 | Due from 1 to 2 years | 1,801,082,411 | 3,803,404,409 |
| 两到三年内到期 | Due from 2 to 3 years | 1,048,619,714 | 2,187,617,875 |
| 三到四年内到期 | Due from 3 to 4 years | 821,346,371 | - |
| 四到五年内到期 | Due from 4 to 5 years | 3,516,114,598 | 783,462,269 |
| 五年后到期 | Due after 5 years | 20,000,291,568 | 12,235,545,447 |
| 合计 | Total | 31,775,736,477 | 20,555,464,133 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 12. 长期债权投资(续)

### (12) Long term bond investments (continued)

于二零零一年十二月三十一日，本公司长期债权投资的明细如下:

Breakdown of the bond investments of the Company as of December 31, 2001 is as follows:

| 债券种类 | Bond categories | 面值 Coupon value | 应计利息 Interest receivable | 未摊销的折价及溢价 Unamortized discounts and premium | 合计 Total | 减值准备 Impairment provision |
|---|---|---|---|---|---|---|
| 上市债券: | Listed bonds: | | | | | |
| 国债 | Government bonds | 3,348,689,000 | 69,761,763 | 277,115,570 | 3,695,566,333 | - |
| 企业债券 | Corporate bonds | 1,273,361,000 | 38,928,917 | 3,560,449 | 1,315,850,366 | - |
| | | 4,622,050,000 | 108,690,680 | 280,676,019 | 5,011,416,699 | - |
| 非上市债券: | Unlisted bonds: | | | | | |
| 国债 | Government bonds | 10,762,603,260 | 1,330,207,241 | 4,693,098 | 12,097,503,599 | (141,896,441) |
| 企业债券 | Corporate bonds | 1,498,259,000 | 24,481,247 | 2,771,871 | 1,525,512,118 | - |
| 金融债券 | Financial bonds | 3,385,000,000 | 27,606,501 | (589,115) | 3,412,017,386 | - |
| | | 15,645,862,260 | 1,382,294,989 | 6,875,854 | 17,035,033,103 | (141,896,441) |
| 小计 | Sub-total | 20,267,912,260 | 1,490,985,669 | 287,551,873 | 22,046,449,802 | (141,896,441) |
| 减：一年内到期的长期债券投资 | Less: Current portion of long term bond investments | (1,545,500,000) | (202,763,182) | 65,867 | (1,748,197,315) | - |
| 合计 | Total | 18,722,412,260 | 1,288,222,487 | 287,617,740 | 20,298,252,487 | (141,896,441) |

本公司长期债权投资年利率为2.31%至11.83%。于二零零二年十二月三十一日，本公司无（二零零一年：约人民币3,000,000,000元）长期债权投资作为本公司卖出回购证券交易余额的抵押品。

Long term bond investments of the Company bear interest at rates ranging from 2.31% to 11.83% per annum. As of December 31, 2002, the Company had no long term bonds which are pledged as collateral for repos of the Company (2001: approximately RMB3,000,000,000).

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 12. 长期债权投资(续)

### (12) Long term bond investments (continued)

本公司国库券、金融债券及企业债券的面值加未摊销的折价及溢价，按到期日的明细如下:

Coupon value plus unamortized discounts or premium of the government bonds, financial bonds and corporate bonds of the Company are analyzed according to their maturities as follows:

| | | 二零零二年<br>十二月三十一日<br>December 31, 2002 | 二零零一年<br>十二月三十一日<br>December 31, 2001 |
|---|---|---|---|
| 一年内到期 | Due within 1 year | - | 1,545,434,133 |
| 一到两年内到期 | Due from 1 to 2 years | - | 3,803,404,409 |
| 两到三年内到期 | Due from 2 to 3 years | - | 2,187,617,875 |
| 三到四年内到期 | Due from 3 to 4 years | - | - |
| 四到五年内到期 | Due from 4 to 5 years | - | 783,462,269 |
| 五年后到期 | Due after 5 years | - | 12,235,545,447 |
| 合计 | Total | - | 20,555,464,133 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

13. 贷款

**(13) Loans**

| | | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|---|
| | | | 二零零二年十二月三十一日 December 31, 2002 | 二零零一年十二月三十一日 December 31, 2001 | 二零零二年十二月三十一日 December 31, 2002 | 二零零一年十二月三十一日 December 31, 2001 |
| 贷款 | Loans | | 308,266,329 | 324,433,660 | - | 294,884,746 |
| 其中：逾期贷款 | Including: overdue loans | (1) | 277,253,014 | 324,433,660 | - | 294,884,746 |
| 减：损失准备 | Less: provision for doubtful loans | | (261,253,014) | (183,502,948) | - | (183,447,458) |
| 贷款净值 | Loans, net | | 47,013,315 | 140,930,712 | - | 111,437,288 |

(1) 逾期贷款明细:

**(1) Breakdown of the overdue loans is as follows:**

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年十二月三十一日 December 31, 2002 | 二零零一年十二月三十一日 December 31, 2001 | 二零零二年十二月三十一日 December 31, 2002 | 二零零一年十二月三十一日 December 31, 2001 |
| 信用贷款 | Credit loans | 268,288,602 | 258,193,724 | - | 258,193,724 |
| 抵押贷款 | Pledged loans | 8,964,412 | 66,239,936 | - | 36,691,022 |
| 合计 | Total | 277,253,014 | 324,433,660 | - | 294,884,746 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 14. 固定资产及累计折旧

### (14) Fixed assets and accumulated depreciation

本集团的固定资产及累计折旧的变动明细项目如下:

Movement of the fixed assets and accumulated depreciation of the Group is as follows:

| | | 二零零二年度 2002 | | | | 二零零一年度 2001 |
|---|---|---|---|---|---|---|
| | | 房屋及建筑物 Buildings | 办公及通讯设备 Office equipment and telecommunication equipment | 运输设备 Motor vehicles | 总计 Total | 总计 Total |
| 成本 | Cost | | | | | |
| 年初余额 | Beginning of year | 4,111,073,641 | 708,453,424 | 344,046,993 | 5,163,574,058 | 4,662,902,709 |
| 本年增加数 | Additions | 592,032,172 | 232,516,633 | 90,559,390 | 915,108,195 | 846,533,149 |
| 评估增值 | Valuation surplus | 165,607,582 | 14,928,721 | 24,932,161 | 205,468,464 | – |
| 平安证券转出数 | Transferred out – Ping An Securities | – | – | – | – | (171,816,487) |
| 本年减少数 | Disposals | (100,346,039) | (57,456,222) | (25,297,828) | (183,100,089) | (174,045,313) |
| 年末余额 | End of year | 4,768,367,356 | 898,442,556 | 434,240,716 | 6,101,050,628 | 5,163,574,058 |
| 累计折旧 | Accumulated depreciation | | | | | |
| 年初余额 | Beginning of year | 311,850,421 | 430,551,991 | 244,753,261 | 987,155,673 | 822,463,718 |
| 本年计提数 | Charge for the year | 152,911,816 | 150,528,376 | 65,464,436 | 368,904,628 | 384,068,554 |
| 平安证券转出数 | Transferred out – Ping An Securities | – | – | – | – | (80,785,179) |
| 本年减少数 | Written back upon disposals | (878,999) | (46,790,534) | (16,919,940) | (64,589,473) | (138,591,420) |
| 年末余额 | End of year | 463,883,238 | 534,289,833 | 293,297,757 | 1,291,470,828 | 987,155,673 |
| 净值 | Net book value | | | | | |
| 年末余额 | End of year | 4,304,484,118 | 364,152,723 | 140,942,959 | 4,809,579,800 | 4,176,418,385 |
| 年初余额 | Beginning of year | 3,799,223,220 | 277,901,433 | 99,293,732 | 4,176,418,385 | 3,840,438,991 |
| 减值准备 | Provision for impairment | | | | | |
| 年末余额 | End of year | (171,560,897) | – | – | (171,560,897) | (68,974,920) |
| 年初余额 | Beginning of year | (68,974,920) | – | – | (68,974,920) | (63,025,570) |
| 净额 | Net | | | | | |
| 年末余额 | End of year | 4,132,923,221 | 364,152,723 | 140,942,959 | 4,638,018,903 | 4,107,443,465 |
| 年初余额 | Beginning of year | 3,730,248,300 | 277,901,433 | 99,293,732 | 4,107,443,465 | 3,777,413,421 |

二零零二年末，就净值约为人民币1,850,383,000元的房屋及建筑物，有关的产权证（二零零一年末：约人民币1,790,491,000元）正在办理中。

As of December 31, 2002, the Group is in the process of obtaining property certificates in respect of certain buildings with net book value of approximately RMB1,850,383,000 (2001: approximately RMB1,790,491,000).

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 14. 固定资产及累计折旧(续)

### (14) Fixed assets and accumulated depreciation (continued)

本公司的固定资产及累计折旧的变动明细项目如下:

Movement of the fixed assets and accumulated depreciation of the Company is as follows:

| | | 二零零二年度 2002 | | | | 二零零一年度 2001 |
|---|---|---|---|---|---|---|
| | | 房屋及建筑物 Buildings | 办公及通讯设备 Office equipment and telecommunication equipment | 运输设备 Motor vehicles | 总计 Total | 总计 Total |
| 成本 | Cost | | | | | |
| 年初余额 | Beginning of year | 1,559,391,370 | 748,495,128 | 340,130,180 | 2,648,016,678 | 2,490,058,773 |
| 本年增加数 | Additions | 495,270,460 | 230,007,492 | 90,809,390 | 816,087,342 | 328,529,357 |
| 评估增值 | Valuation surplus | 165,607,582 | 14,928,721 | 24,932,161 | 205,468,464 | - |
| 本年减少数 | Disposals | (90,319,020) | (55,878,369) | (20,756,081) | (166,953,470) | (170,571,452) |
| 投入子公司 | Injected into subsidiaries | (2,129,950,392) | (934,493,216) | (435,115,650) | (3,499,559,258) | - |
| 年末余额 | End of year | - | 3,059,756 | - | 3,059,756 | 2,648,016,678 |
| 累计折旧 | Accumulated depreciation | | | | | |
| 年初余额 | Beginning of year | 187,044,354 | 421,281,438 | 213,003,392 | 821,329,184 | 671,876,146 |
| 本年计提数 | Charge for the year | 136,679,553 | 149,483,656 | 65,296,410 | 351,459,619 | 286,795,422 |
| 本年减少数 | Written back upon disposals | (739,365) | (45,544,226) | (12,606,013) | (58,889,604) | (137,342,384) |
| 投入子公司 | Injected into subsidiaries | (322,984,542) | (522,671,327) | (265,693,789) | (1,111,349,658) | - |
| 年末余额 | End of year | - | 2,549,541 | - | 2,549,541 | 821,329,184 |
| 净值 | Net book value | | | | | |
| 年末余额 | End of year | - | 510,215 | - | 510,215 | 1,826,687,494 |
| 年初余额 | Beginning of year | 1,372,347,016 | 327,213,690 | 127,126,788 | 1,826,687,494 | 1,818,182,627 |
| 减值准备 | Provision for impairment | | | | | |
| 年末余额 | Ending balance | - | - | - | - | (49,090,055) |
| 年初余额 | Beginning of year | (49,090,055) | - | - | (49,090,055) | (62,908,558) |
| 净额 | Net | | | | | |
| 年末余额 | End of year | - | 510,215 | - | 510,215 | 1,777,597,439 |
| 年初余额 | Beginning of year | 1,323,256,961 | 327,213,690 | 127,126,788 | 1,777,597,439 | 1,755,274,069 |

二零零二年末，本公司无房屋及建筑物尚在申请有关的产权证（二零零一年末：约人民币1,699,672,000元）。

As of December 31, 2002, the Company had no buildings without property certificates (2001: approximately RMB1,699,672,000).

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 15. 在建工程

### (15) Construction-in-progress

本集团的在建工程主要是在深圳、上海、广州及武汉等地进行的楼宇建设项目。其明细如下:

Construction-in-progress mainly represents buildings under construction in Shenzhen, Shanghai, Guangzhou, Wuhan and so on. Breakdown of construction-in-progress of the Group is as follows:

| | | 二零零二年度 2002 | | | | | | 二零零一年度 2001 |
|---|---|---|---|---|---|---|---|---|
| | | 深圳城市广场 Shenzhen City Plaza | 深圳平安金融大学 Shenzhen Ping An Finance University | 上海浦东平安大厦 Shanghai Pudong Ping An Building | 广州办公楼 Guangzhou Office Building | 其他 Others | 合计 Total | 合计 Total |
| 成本 | Cost | | | | | | | |
| 年初余额 | Beginning of year | 75,148,177 | - | - | 121,689,020 | 233,170,545 | 430,007,742 | 703,956,650 |
| 本年增加数 | Additions | 10,881,709 | 92,722,383 | 447,229,948 | 137,884,669 | 166,344,073 | 855,062,782 | 337,862,822 |
| 转入固定资产数 | Amount transferred to fixed assets | - | - | - | (258,652,443) | (114,328,410) | (372,980,853) | (588,296,716) |
| 转入长期待摊费用 | Amount transferred to deferred assets | - | - | - | (921,246) | (25,793,278) | (26,714,524) | (23,515,014) |
| 本年减少数 | Disposals | (86,029,886) | - | - | - | (71,709,041) | (157,738,927) | - |
| 年末余额 | End of year | - | 92,722,383 | 447,229,948 | - | 187,683,889 | 727,636,220 | 430,007,742 |
| 减值准备 | Provision for impairment | | | | | | | |
| 年末余额 | End of year | - | - | - | - | (58,633,507) | (58,633,507) | (63,482,733) |
| 年初余额 | Beginning of year | - | - | - | - | (63,482,733) | (63,482,733) | (47,591,506) |
| 净额 | Net | | | | | | | |
| 年末余额 | End of year | - | 92,722,383 | 447,229,948 | - | 129,050,382 | 669,002,713 | 366,525,009 |
| 年初余额 | Beginning of year | 75,148,177 | - | - | 121,689,020 | 169,687,812 | 366,525,009 | 656,365,144 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 15. 在建工程(续)

### (15) Construction-in-progress (continued)

本公司的在建工程的明细如下:

Breakdown of construction-in-progress of the Company is as follows:

| | | 二零零二年度 2002 | | | | | | 二零零一年度 2001 |
|---|---|---|---|---|---|---|---|---|
| | | 深圳城市广场 Shenzhen City Plaza | 深圳平安金融大学 Shenzhen Ping An Finance University | 上海浦东平安大厦 Shanghai Pudong Ping An Building | 广州办公楼 Guangzhou Office Building | 其他 Others | 合计 Total | 合计 Total |
| 成本 | Cost | | | | | | | |
| 年初余额 | Beginning of year | 75,148,177 | - | - | 121,689,020 | 120,844,595 | 317,681,792 | 416,890,580 |
| 本年增加数 | Additions | 10,881,709 | 92,722,383 | 447,229,948 | 137,884,669 | 166,344,073 | 855,062,782 | 269,740,437 |
| 转入固定资产数 | Amount transferred to fixed assets | - | - | - | (258,652,443) | (66,126,838) | (324,779,281) | (345,434,211) |
| 转入长期待摊费用 | Amount transferred to deferred assets | - | - | - | (921,246) | (16,277,718) | (17,198,964) | (23,515,014) |
| 本年减少数 | Disposals | (86,029,886) | - | - | - | - | (86,029,886) | - |
| 投入子公司 | Injected into subsidiaries | - | (92,722,383) | (447,229,948) | - | (204,484,112) | (744,436,443) | - |
| 年末余额 | End of year | - | - | - | - | 300,000 | 300,000 | 317,681,792 |
| 减值准备 | Provision for impairment | | | | | | | |
| 年末余额 | End of year | - | - | - | - | - | - | (47,591,506) |
| 年初余额 | Beginning of year | - | - | - | - | (47,591,506) | (47,591,506) | (47,591,506) |
| 净额 | Net | | | | | | | |
| 年末余额 | End of year | - | - | - | - | 300,000 | 300,000 | 270,090,286 |
| 年初余额 | Beginning of year | 75,148,177 | - | - | 121,689,020 | 73,253,089 | 270,090,286 | 369,299,074 |

以上在建工程的资金来源皆是自有资金，在建工程成本中并无利息资本化金额。

All the construction-in-progress is self-financed. No interest is capitalized.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 16. 无形资产

### (16) Intangible assets

本集团无形资产列示如下:

Intangible assets of the Group are as follows:

| 种类 | Description | 二零零二年度 2002 土地使用权 Land use rights | 其他 Others | 合计 Total | 二零零一年度 2001 合计 Total |
|---|---|---|---|---|---|
| 成本 | Cost | | | | |
| 年初余额 | Beginning of year | 186,005,602 | 3,641,579 | 189,647,181 | 212,989,897 |
| 本年增加数 | Additions | 38,801,855 | 41,630,858 | 80,432,713 | 9,100,287 |
| 转入固定资产 | Transferred to fixed assets | (96,761,712) | - | (96,761,712) | - |
| 转入在建工程 | Transferred to construction-in-progress | (51,544,953) | - | (51,544,953) | - |
| 平安证券转出数 | Transferred out - Ping An Securities | - | - | - | (25,562,633) |
| 本年摊销数 | Amortization | (4,048,489) | (20,050,709) | (24,099,198) | (6,880,370) |
| 本年减少数 | Disposals | (59,804,764) | - | (59,804,764) | - |
| 年末余额 | End of year | 12,647,539 | 25,221,728 | 37,869,267 | 189,647,181 |
| 减值 | Impairment | | | | |
| 年末余额 | End of year | - | (3,040,322) | (3,040,322) | (22,529,302) |
| 年初余额 | Beginning of year | (22,529,302) | - | (22,529,302) | (22,529,302) |
| 净额 | Net | | | | |
| 年末余额 | End of year | 12,647,539 | 22,181,406 | 34,828,945 | 167,117,879 |
| 年初余额 | Beginning of year | 163,476,300 | 3,641,579 | 167,117,879 | 190,460,595 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 16. 无形资产(续)

### (16) Intangible assets (continued)

本公司无形资产列示如下:

Intangible assets of the Company are as follows:

| | | 二零零二年度 2002 | | | 二零零一年度 2001 |
|---|---|---|---|---|---|
| 种类 | Description | 土地使用权 Land use rights | 其他 Others | 合计 Total | 合计 Total |
| 成本 | Cost | | | | |
| 年初余额 | Beginning of year | 64,921,749 | 3,641,579 | 68,563,328 | 125,272,904 |
| 本年增加数 | Additions | - | 40,786,858 | 40,786,858 | 9,101,067 |
| 转入在建工程 | Transferred to construction-in-progress | (51,544,953) | - | (51,544,953) | - |
| 本年摊销数 | Amortization | (729,256) | (12,697,181) | (13,426,437) | (4,949,310) |
| 投入子公司 | Injected into subsidiaries | (12,647,540) | (31,731,256) | (44,378,796) | (60,861,333) |
| 年末余额 | End of year | - | - | - | 68,563,328 |
| 减值 | Impairment | | | | |
| 年末余额 | End of year | - | - | - | (2,839,566) |
| 年初余额 | Beginning of year | (2,839,566) | - | (2,839,566) | (22,529,302) |
| 净额 | Net | | | | |
| 年末余额 | End of year | - | - | - | 65,723,762 |
| 年初余额 | Beginning of year | 62,082,183 | 3,641,579 | 65,723,762 | 102,743,602 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 17. 长期待摊费用

### (17) Deferred assets

本集团长期待摊费用变动情况如下:

Movement of deferred assets of the Group is as follows:

| | | 二零零二年度 2002 | | | 二零零一年度 2001 |
|---|---|---|---|---|---|
| 种类 | Description | 装修费 Decoration expenses | 其他 Others | 合计 Total | 合计 Total |
| 年初余额 | Beginning of year | 144,574,282 | 121,681,918 | 266,256,200 | 328,574,014 |
| 本年增加数 | Additions | 199,238,018 | 7,301,650 | 206,539,668 | 140,452,147 |
| 本年摊销数 | Amortization | (129,203,005) | (49,740,916) | (178,943,921) | (131,540,196) |
| 平安证券转出数 | Transferred out - Ping An Securities | – | – | – | (71,229,765) |
| 年末余额 | End of year | 214,609,295 | 79,242,652 | 293,851,947 | 266,256,200 |

本公司长期待摊费用变动情况如下:

Movement of deferred assets of the Company is as follows:

| | | 二零零二年度 2002 | | | 二零零一年度 2001 |
|---|---|---|---|---|---|
| 种类 | Description | 装修费 Decoration expenses | 其他 Others | 合计 Total | 合计 Total |
| 年初余额 | Beginning of year | 144,238,521 | 72,961,340 | 217,199,861 | 190,161,717 |
| 本年增加数 | Additions | 199,030,358 | 6,568,592 | 205,598,950 | 135,178,040 |
| 本年摊销数 | Amortization | (129,193,436) | (36,122,524) | (165,315,960) | (108,139,896) |
| 投入子公司 | Injected into subsidiaries | (214,075,443) | (43,407,408) | (257,482,851) | – |
| 年末余额 | End of year | – | – | – | 217,199,861 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

### 18. 存出资本保证金

根据保险法第七十九条："保险公司成立后应当按照其注册资本总额的20%提取保证金，存入保险监督管理机构指定的银行， 除保险公司清算时用于清偿债务外，不得动用"。经保监会于二零零二年九月十七日批准，本公司的注册资本增加至人民币2,466,666,667元，而本公司投入净资产占99%的平安产险及平安寿险分别于二零零二年十二月二十四日及二零零二年十二月十七日取得法人营业执照，其注册资本分别为人民币1,600,000,000元和3,800,000,000元。由于上述情况，本集团正在办理缴存手续。

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### (18) Statutory deposit

Article 79 of the Insurance Law stipulates that: "Upon its establishment, an insurance company shall deposit 20% of its total registered capital with banks designated by the insurance supervision and regulatory authorities as statutory deposit; statutory deposits shall not be used except for settling debts upon the company's liquidation." The registered capital of the Company has been increased to RMB2,466,666,667 upon approval by CIRC on September 17, 2002. Ping An General Insurance and Ping An Life Insurance, in which the Company holds 99% equity interest by investing net assets, obtained their business licences on December 24, 2002 and December 17, 2002 with registered capital of RMB1,600,000,000 and RMB3,800,000,000 respectively. The Group is in the process of placing additional statutory deposits in view of the above situation.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 19. 其他长期资产

### (19) Other long term assets

本集团其他长期资产明细如下:

Breakdown of other long term assets of the Group is as follows:

| | | 二零零二年十二月三十一日 December 31, 2002 | | 二零零一年十二月三十一日 December 31, 2001 | |
|---|---|---|---|---|---|
| 项目 | Description | 账面价值 Balance | 减值准备 Provision for impairment | 账面价值 Balance | 减值准备 Provision for impairment |
| 职工住房贷款 | Staff housing loans | 161,410,119 | - | 228,587,447 | - |
| 其他 | Others | 5,788,515 | - | 286,116 | - |
| 合计 | Total | 167,198,634 | - | 228,873,563 | - |

本公司其他长期资产明细如下:

Breakdown of other long term assets of the Company is as follows:

| | | 二零零二年十二月三十一日 December 31, 2002 | | 二零零一年十二月三十一日 December 31, 2001 | |
|---|---|---|---|---|---|
| 项目 | Description | 账面价值 Balance | 减值准备 Provision for impairment | 账面价值 Balance | 减值准备 Provision for impairment |
| 职工住房贷款 | Staff housing loans | - | - | 228,587,447 | - |
| 其他 | Others | - | - | 54,905 | - |
| 合计 | Total | - | - | 228,642,352 | - |

职工住房贷款为本集团为职工提供的住房贷款，该等住房贷款期限为10年至20年，年利率为3%至4.08%（二零零一年：3%至4.08%）。

Staff housing loans are provided to the employees. They bear interest at rates ranging from 3% to 4.08% per annum and are repayable over terms of 10 to 20 years (2001: 3% to 4.08%).

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 20. 应交税金

### (20) Taxes payable

本集团应交税金的明细项目如下:

Breakdown of the taxes payable of the Group is as follows:

| | | 二零零二年<br>十二月三十一日<br>December 31, 2002 | 二零零一年<br>十二月三十一日<br>December 31, 2001 |
|---|---|---|---|
| 应交深圳地区企业所得税 | Enterprise income tax payable in Shenzhen of the PRC | 337,494,978 | 383,445,996 |
| 应交深圳以外中国其他地区企业所得税 | Enterprise income tax payable in other areas of the PRC | 280,348,491 | 2,231,500 |
| 应交营业税金及其他 | Business tax and surcharges | 143,042,824 | 158,568,762 |
| | | 760,886,293 | 544,246,258 |

本公司应交税金的明细项目如下:

Breakdown of the taxes payable of the Company is as follows:

| | | 二零零二年<br>十二月三十一日<br>December 31, 2002 | 二零零一年<br>十二月三十一日<br>December 31, 2001 |
|---|---|---|---|
| 应交深圳地区企业所得税 | Enterprise income tax payable in Shenzhen of the PRC | 337,516,030 | 383,368,540 |
| 应交深圳以外中国其他地区企业所得税 | Enterprise income tax payable in other areas of the PRC | 277,955,737 | 2,231,500 |
| 应交营业税金及其他 | Business tax and surcharges | 514,304 | 156,946,179 |
| | | 615,986,071 | 542,546,219 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 21. 卖出回购证券

### (21) Repos

本集团卖出回购证券分类如下:

The breakdown on the repos of the Group is as follows:

| | | | 本集团 Group | |
|---|---|---|---|---|
| 类别 Description | 期限 | Terms | 二零零二年十二月三十一日 December 31, 2002 | 二零零一年十二月三十一日 December 31, 2001 |
| R007 | 七天回购 | 7 days | 530,000,000 | - |
| R014 | 十四天回购 | 14 days | - | 2,770,000,000 |
| R016 | 十六天回购 | 16 days | - | 50,000,000 |
| R020 | 二十天回购 | 20 days | - | 40,000,000 |
| R022 | 二十二天回购 | 22 days | 540,000,000 | - |
| R028 | 二十八天回购 | 28 days | 662,950,275 | 140,000,000 |
| R030 | 三十天回购 | 30 days | 200,000,000 | - |
| R036 | 三十六天回购 | 36 days | 1,020,000,000 | - |
| R041 | 四十一天回购 | 41 days | 555,000,000 | - |
| R042 | 四十二天回购 | 42 days | 435,000,000 | - |
| R062 | 六十二天回购 | 62 days | 1,000,000,000 | - |
| R065 | 六十五天回购 | 65 days | 780,000,000 | - |
| R070 | 七十天回购 | 70 days | 670,000,000 | - |
| R071 | 七十一天回购 | 71 days | 440,000,000 | - |
| R080 | 八十天回购 | 80 days | 400,000,000 | - |
| R085 | 八十五天回购 | 85 days | 300,000,000 | - |
| R086 | 八十六天回购 | 86 days | 560,000,000 | - |
| R182 | 一百八十二天回购 | 182 days | 169,998,875 | - |
| R183 | 一百八十三天回购 | 183 days | 50,000,000 | - |
| 合计 | Total | | 8,312,949,150 | 3,000,000,000 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 21. 卖出回购证券(续)

### (21) Repos (continued)

本公司卖出回购证券分类如下:

The breakdown on the repos of the Company is as follows:

| 类别 Description | 期限 | Terms | 本公司 Company 二零零二年十二月三十一日 December 31, 2002 | 二零零一年十二月三十一日 December 31, 2001 |
|---|---|---|---|---|
| R014 | 十四天回购 | 14 days | - | 2,770,000,000 |
| R016 | 十六天回购 | 16 days | - | 50,000,000 |
| R020 | 二十天回购 | 20 days | - | 40,000,000 |
| R028 | 二十八天回购 | 28 days | - | 140,000,000 |
| 合计 | Total | | - | 3,000,000,000 |

本集团及本公司的卖出回购证券是指因证券回购业务所融入的资金。

Repos held by the Group and the Company are funds taken under repurchase agreements.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 22. 其他应付款

### (22) Other payables

本集团其他应付款的明细项目如下:

Breakdown of other payables of the Group is as follows:

| | | 二零零二年 十二月三十一日 December 31, 2002 | 二零零一年 十二月三十一日 December 31, 2001 |
|---|---|---|---|
| 单证风险金 | Deposits received | 212,080,856 | 206,120,872 |
| 待结算回收贷款 | Unsettled proceeds for outstanding loans | - | 104,776,028 |
| 应付地王居转让款 | Advance receipt on the transfer of "Di Wang Ju" | - | 70,000,000 |
| 应付外单位往来款 | Payable to external companies | 6,083,351 | 35,427,865 |
| 应付赔款、给付金 | Claims payable | 23,053,351 | 33,009,429 |
| 应付卫星基金款 | Satellite insurance fund | 25,768,760 | 25,771,034 |
| 应付工会经费、职工经费、教育经费等 | Labor union fund, employee fund and education fund payable | 40,328,536 | 25,364,436 |
| 应付到期储金 | Payable of maturity | 21,414,551 | 23,157,391 |
| 应付保户款 | Payable to policyholders | 1,347,319 | 16,772,768 |
| 应付培训费 | Training expense payable | 8,312,145 | 10,644,050 |
| 应付代扣款 | Withholding payables | 17,767,960 | 15,851,235 |
| 差勤扣款 | Absence deduction | 7,333,887 | 6,047,962 |
| 应付社会统筹保险费 | Social insurance payable | 7,678,003 | 5,857,017 |
| 应付深圳综广电子商务发展公司 | Payable to Shenzhen Zongguang Electronic Development Co. | 2,247,000 | 5,018,000 |
| 预收租金 | Rental income received in advance | 64,068,777 | 56,841,492 |
| 预收银行利息 | Bank interest received in advance | 179,378,232 | - |
| 其他 | Others | 748,263,005 | 642,771,969 |
| 合计 | Total | 1,365,125,733 | 1,283,431,548 |

于二零零二年十二月三十一日，本集团并无应付持本公司5%以上股份的股东的款项。

As of December 31, 2002, balance of other payables does not comprise any amount due to shareholders who individually holds more than 5% of the Company's share capital.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 22. 其他应付款(续)

### (22) Other payables (continued)

本公司其他应付款的明细项目如下:

Breakdown of other payables of the Company is as follows:

| | | 二零零二年 十二月三十一日 December 31, 2002 | 二零零一年 十二月三十一日 December 31, 2001 |
|---|---|---|---|
| 单证风险金 | Deposits received | - | 206,120,872 |
| 待结算回收贷款 | Unsettled proceeds for outstanding loans | - | 85,072,345 |
| 应付地王居转让款 | Advanced receipt on the transfer of "Di Wang Ju" | - | 70,000,000 |
| 应付赔款、给付金 | Claims payable | - | 33,009,429 |
| 应付卫星基金款 | Satellite insurance fund | - | 25,771,034 |
| 应付工会经费、职工经费、教育经费等 | Labor union fund, employee fund and education fund payable | 1,963,254 | 25,364,436 |
| 应付到期储金 | Payable of maturity | - | 23,157,391 |
| 应付培训费 | Training expense payable | - | 10,644,050 |
| 差勤扣款 | Absence deduction | - | 6,047,962 |
| 应付社会统筹保险费 | Social insurance payable | - | 5,857,017 |
| 应付深圳综广电子商务发展公司 | Payable to Shenzhen Zongguang Electronic Development Co. | 2,247,000 | 5,018,000 |
| 应付代扣款 | Withholding proceeds payable | 3,147,598 | 15,851,235 |
| 应付保户款 | Payables to policyholders | - | 16,772,768 |
| 其他 | Others | 3,398,645 | 574,738,779 |
| 合计 | Total | 10,756,497 | 1,103,425,318 |

于二零零二年十二月三十一日，本公司并无应付持本公司5%以上股份的股东的款项。

As of December 31, 2002, balance of other payables does not comprise any amount due to shareholders who individually holds more than 5% of the Company's share capital.

## 五、会计报表项目附注(续)

### 23. 寿险责任准备金

本集团根据中国保监会规定，计提不低于法定责任准备金的寿险责任准备金。法定责任准备金根据保监会下发的《人寿保险精算规定》、《利差返还型人寿保险精算规定》、《意外伤害保险精算规定》和《健康保险精算规定》等有关文件而估算。根据此等规定，寿险责任准备金的主要计算基准如下:

(1) 采用"未来法"逐单计算，或经保监会同意后，采用"过去法"逐单计算;

(2) 人寿险产品评估利息率不得高于下面两项规定的最低值:

- 保监会公布的评估利息率7.5%;
- 该险种厘定保险费所使用的预定利息率;

(3) 人寿险产品评估死亡率根据下面两项规定确定:

- 终身年金以外的人寿保险采用险种报备时厘定保险费所使用的经验生命表;
- 终身年金保险采用中国寿险业经验生命表中的年金保险经验生命表的80%或120%;

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### (23) Policyholders' reserve for life insurance

According to CIRC's regulation, the Group makes policyholders' reserves of life business at a level not less than the statutory minimum standard. The statutory minimum standard is calculated according to "Actuarial Regulation for Life Products", "Actuarial Regulation for Participating Products","Actuarial Regulation for Accident Products" and "Actuarial Regulation for Health Products", which are promulgated by CIRC. Based on the above regulations, the policyholders' reserves for life insurance are calculated on the following basis:

(a) On prospective and seriatim basis, or on retrospective and seriatim basis if it is approved by the CIRC.

(b) The valuation interest rate will be the minimum of the following two items:

- 7.5%, which is promulgated by the CIRC;
- The assumed interest rate used in pricing.

(c) The valuation mortality table used is based on the following two items:

- For products other than whole life annuity, the mortality table used in pricing;
- For whole life annuity products, the mortality basis can either be 80% or 120% of China Life Insurance Experience Table-Annuity Table.

## 五、会计报表项目附注(续)

### 23. 寿险责任准备金(续)

(4) 寿险责任准备金的计算方法:

- 终身年金以外的人寿保险采用一年期完全修正方法;
- 终身年金保险采用修正均衡纯保费方法;
- 如果按修正方法计算的续年评估均衡纯保费高于毛保费，还计算保费不足准备金。

本集团在符合保监会有关精算规定，对高利率险种可采用的评估利息率不得高于7.5%的基础上，采用更稳健的精算基础和方法计提寿险责任准备金，对部分高利率险种采用更稳健的7%评估利息率计提寿险责任准备金。同时，本集团将持续评估寿险责任准备金精算的基准及方法。

投资连结寿险责任准备金包括了采用以上方法计算的准备金及保户投资成本。

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### (23) Policyholders' reserve for life insurance (continued)

(d) The reserve valuation methodology:

- For products other than whole life annuity, 1 Year Full Preliminary Term method is used;
- For whole life annuity products, a modified net level premium method is used;
- Premium deficiency reserves are required if the renewal net premium so calculated is higher than the gross premium.

For certain high interest rate guaranteed policies, where the valuation interest rate cannot exceed 7.5%, the Group has made provision for policy reserves by applying a more conservative valuation interest rate of 7%. The Group will continuously review the reserving basis and methodology in the future.

Reserves for investment-linked life insurance are provided based on the above method of calculating the reserve and the capital account of the investment-linked policyholders.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 24. 保险保障基金

### (24) Insurance guarantee fund

本集团及本公司保险保障基金变动表如下：

Movement of the insurance guarantee fund of the Group and the Company is as follows:

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| 年初余额 | Beginning of year | 538,305,675 | 473,760,688 | 538,305,675 | 473,760,688 |
| 本年度提取 | Additions | 79,929,275 | 64,544,987 | 79,929,275 | 64,544,987 |
| 投入子公司 | Injected into subsidiaries | - | - | (618,234,950) | - |
| 年末余额 | End of year | 618,234,950 | 538,305,675 | - | 538,305,675 |

本集团及本公司按当年度保费收入减分出保费加分入保费的自留保费收入的1%提取保险保障基金。当保险保障基金达到总资产的6%时，停止提取。财产保险、人身意外伤害保险、短期健康保险业务、再保险业务提取保险保障基金，寿险业务、长期健康保险业务不提取保险保障基金。

The insurance guarantee fund of the Group and the Company is calculated at 1% of the net premium which is premium written and reinsurance premium accepted less reinsurance premium ceded. No additional insurance guarantee fund will be provided if the accumulated balance reaches 6% of total assets. The insurance guarantee fund is provided on premium income of general insurance, accident insurance, short term health insurance and reinsurance, but not for life insurance and long term health insurance.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 25. 投资连结保险投资账户

投资连结保险投资账户是本集团代保户理财的专用帐户，其资产的所有权属于持有投资连结保险保单的投保人。本集团及本公司投资连结保险投资账户的资产和负债包括在资产负债表的"独立账户资产"及"独立账户负债"内:

### (25) Investment accounts of investment-linked insurance

Investment accounts of investment-linked insurance are separate accounts where the Group makes investments on behalf of policyholders of such insurance. Assets of these accounts belong exclusively to policyholders of investment-linked insurance. Assets and liabilities of investment accounts of investment-linked insurance of the Group and the Company are included in the separate account (investment-linked) assets and liabilities in the balance sheet respectively:

| | | 本集团<br>Group<br>二零零二年十二月三十一日<br>December 31, 2002 | 本集团及本公司<br>Group and Company<br>二零零一年十二月三十一日<br>December 31, 2001 |
|---|---|---|---|
| 独立账户资产 | Separate account (investment-linked) assets | | |
| 银行存款 | Cash at bank | 4,616,200,000 | 2,537,200,000 |
| 短期投资 | Short term investments | 3,217,664,646 | 1,960,698,778 |
| 应收利息 | Interest receivable | 15,043,488 | 5,891,881 |
| 内部往来 | Inter-company balances | 47,350,484 | 195,743,710 |
| 存出证券交易保证金 | Deposits placed for securities dealing | 1,076,992 | 230,890,458 |
| 买入返售证券 | Reverse repos | 108,606,842 | 48,609,736 |
| 合计 | Total | 8,005,942,452 | 4,979,034,563 |
| 独立账户负债 | Separate account (investment-linked) liabilities | | |
| 应交税金 | Taxes payable | - | 214,317 |
| 卖出回购证券 | Repos | 846,193,959 | 30,000,000 |
| 寿险责任准备金 | Policyholders' reserves for life insurance | 7,442,575,426 | 5,051,436,707 |
| 其它应付款 | Other payables | 1,040,086 | - |
| 合计 | Total | 8,289,809,471 | 5,081,651,024 |
| 独立账户未实现利得 | Separate account (investment-linked) unrealized investment loss | (283,867,019) | (102,616,461) |
| 独立账户负债及独立账户未实现利得合计 | Total of separate account (investment-linked) liabilities and unrealized investment loss | 8,005,942,452 | 4,979,034,563 |

于二零零二年十二月三十一日，本公司原有的独立账户资产及负债已交予平安寿险管理。

As of December 31, 2002, the Company's separate account (investment-linked) assets and liabilities were put under the management of Ping An Life Insurance.

## 五、会计报表项目附注(续)

### 25. 投资连结保险投资账户(续)

如附注二(29)所述，本集团及本公司从二零零二年一月七日起执行财政部颁布的《保险公司投资连结产品等业务会计处理规定》。由于上述会计政策变更，本集团及本公司对二零零一年的比较数据已重新编列。

本集团的投资连结保险有平安世纪理财投资连结保险和平安团体退休金投资连结保险等。平安世纪理财投资连结保险下设三个投资账户：平安世纪理财投资连结保险发展账户（以下简称“发展账户”）、平安世纪理财投资连结保险保证收益账户（以下简称“保证账户”）及平安世纪理财投资连结保险平安基金投资账户（以下简称“基金账户”）。平安团体退休金投资连结保险下设三个投资账户：平安团体退休金投资连结保险稳健投资账户（以下简称“稳健账户”）、平安团体退休金投资连结保险平衡投资账户（以下简称“平衡账户”）及平安团体退休金投资连结保险进取投资账户（以下简称“进取账户”）。

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### (25) Investment accounts of investment-linked insurance (continued)

As described in Note 2 (29), from January 7, 2002, the Group and the Company have adopted "Regulations on Accounting Treatment for Investment-linked Products of Insurance Companies" issued by the Ministry of Finance. The comparative figures of 2001 for the Group and the Company have been restated to conform with the above-mentioned changes in accounting policies.

Investment-linked insurance products of the Group include Ping An Century Wealth Builder Investment-Linked Life Insurance and Ping An Group Unit-linked Pension. Ping An Century Wealth Builder Investment-Linked Life Insurance comprises three investment accounts as follows: Development Account of Ping An Century Wealth Builder Investment-Linked Life Insurance (the "Development account"), Guaranteed Account of Ping An Century Wealth Builder Investment-Linked Life Insurance (the "Guaranteed account") and Ping An Fund Account of Ping An Century Wealth Builder Investment-Linked Life Insurance (the "Fund account"). Ping An Group Unit-linked Pension comprises three investment accounts as follows: Conservative Account of Ping An Group Unit-linked Pension (the "Conservative account"), Balancing Account of Ping An Group Unit-linked Pension (the "Balancing account") and Growth Account of Ping An Group Unit-linked Pension (the "Growth account").

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 25. 投资连结保险投资账户(续)

### (25) Investment accounts of investment-linked insurance (continued)

本集团投资连结产品账户于本会计年度最后一个计价日的投资单位净值、买入价及卖出价如下:

As at the last valuation day of the accounting year, the net asset value per each investment unit, the buying and selling prices of each investment account of invest-linked products of the Group are set out below:

| | | 二零零二年十二月三十一日 December 31, 2002 | | | 二零零一年十二月三十一日 December 31, 2001 | | |
|---|---|---|---|---|---|---|---|
| | | 投资单位净值/卖出价 Net asset value per each investment unit/Selling price | 买入价 Buying price | 卖出价 Selling price | 投资单位净值/卖出价 Net asset value per each investment unit/Selling price | 买入价 Buying price | 卖出价 Selling price |
| 发展账户 | Development account | 1.2074 | 1.2709 | 1.2074 | 1.1712 | 1.2328 | 1.1712 |
| 保证账户 | Guaranteed account | 1.0738 | 1.1303 | 1.0738 | 1.0277 | 1.0818 | 1.0277 |
| 基金账户 | Fund account | 0.9953 | 1.0477 | 0.9953 | 0.9874 | 1.0394 | 0.9874 |
| 稳健账户 | Conservative account | 1.0966 | 1.1364 | 1.0966 | 1.0491 | 1.0872 | 1.0491 |
| 平衡账户 | Balancing account | 1.0663 | 1.1050 | 1.0663 | 1.0535 | 1.0917 | 1.0535 |
| 进取账户 | Growth account | 1.0284 | 1.0657 | 1.0284 | 1.0656 | 1.1042 | 1.0656 |

本集团已按规定另行编制上述投资账户的年度财务报告。

The Group has prepared separate financial statements of the above investment-linked insurance in accordance with the relevant regulations.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 26. 股本

### (26) Paid-in capital

本公司的注册资本为2,466,666,667元（每股面值1元），实收股本为2,466,666,667元。明细如下:

The registered capital of the Company was RMB2,466,666,667 (RMB1 per share). The paid-in capital was RMB2,466,666,667. A breakdown of the paid-in capital is as below:

| | | 二零零二年<br>十二月三十一日<br>December 31, 2002 | 二零零一年<br>十二月三十一日<br>December 31, 2001 |
|---|---|---|---|
| 国有股份 | State-owned shares | 653,534,428 | 1,272,141,156 |
| 境内法人持有股份 | Shares held by domestic investors | 1,227,756,390 | 609,149,662 |
| 境外法人持有股份 | Shares held by foreign investors | 585,375,849 | 338,709,182 |
| | | 2,466,666,667 | 2,220,000,000 |

于二零零二年十二月三十一日，本公司的外资股为585,375,849股（二零零一年: 338,709,182股），占本公司实收股本的23.7%（二零零一年: 15.3%）。

As of December 31, 2002, 585,375,849 shares of the Company are issued to foreign investors (2001: 338,709,182 shares), representing 23.7% (2001: 15.3%) of the total issued shares of the Company.

本年内实收股本的增加为由汇丰保险控股有限公司（以下简称“汇丰控股”）认购的外资股份246,666,667股。保监会于二零零二年九月十七日以保监复[2002]102号文批准本公司增发上述的股份。上述实收股本的增加额业经深圳法威会计师事务所验证，并出具深法威验字[2002]第641号验资报告。

Following an approval by CIRC (Bao Jian Fu [2002] No.102) on September 17, 2002, HSBC Insurance Holdings Ltd. subscribed for 246,666,667 shares from the Company. This additional capital contribution has been verified by Shenzhen Fa Wei Certified Public Accountants Firm, and the capital verification report Shen Fa Wei Yan Zi [2002] No. 641 was issued.

根据汇丰控股与本公司的入股协议，在二零零五年十月八日前，如有需要，本公司将在法律允许的范围内，采取增加发行股份及支付现金等方法，使汇丰控股在本年度认购本公司股份的价格不高于本公司将来发行新股的价格。

Pursuant to the subscription agreement between the Company and HSBC Insurance Holdings Limited, prior to 8 October 2005, where necessary, the Company would issue new shares and pay cash as permissible by prevailing laws, so that the price of shares subscribed by HSBC Insurance Holdings Limited in 2002 would not exceed the subscription price for future issuances.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 27. 资本公积

### (27) Capital reserve

本集团及本公司资本公积的变动明细如下:

Movement of capital reserve of the Group and the Company is as follows:

| 项目 | Description | | 二零零零年十二月三十一日 December 31, 2000 | 二零零一年变动 Change in 2001 | 二零零一年十二月三十一日 December 31, 2001 | 二零零二年变动 Change in 2002 | 二零零二年十二月三十一日 December 31, 2002 |
|---|---|---|---|---|---|---|---|
| 股本溢价 | Share premium | (1) | 582,086,820 | (205,967) | 581,880,853 | 4,703,098,733 | 5,284,979,586 |
| 其他资本公积 | Other capital reserve | (2) | - | - | - | 311,296,832 | 311,296,832 |
| | | | 582,086,820 | (205,967) | 581,880,853 | 5,014,395,565 | 5,596,276,418 |

(1) 二零零二年内增加的股本溢价为汇丰保险控股有限公司认购本公司股本246,666,667股时，所溢缴的人民币4,719,653,333元。为发行股票而支付的手续费、佣金约人民币16,554,600元，已从溢价发行收入中扣除。

(2) 本公司在出资投入平安寿险与平安产险前，对本公司原寿险业务和产险业务进行资产评估。根据中华财务会计咨询有限公司出具的资产评估报告书中华评报字(2002)039号和(2002)038号，评估的净增值为人民币311,296,832元，本公司将其计入其他资本公积。

(1) There was additional share premium of RMB4,719,653,333 in 2002, which resulted from subscription of 246,666,667 shares in the Company by HSBC Insurance Holding Ltd. Commission expenses directly related to issuance of shares amounting to RMB16,554,600 have been deducted from share premium.

(2) The Company arranged for statutory revaluation of its life insurance business and general insurance business prior to its asset contributions into Ping An Life Insurance and Ping An General Insurance. In accordance with asset valuation reports Zhong Hua Ping Bao Zi [2002] No.039 and [2002] No.038 issued by Chinese Finance Appraisal Co., Ltd., net valuation surplus amounted to RMB311,296,832. The Company recognized the amount as other capital reserve.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 28. 盈余公积

### (28) Surplus reserve

本集团及本公司盈余公积变动的明细项目如下:

Movement of surplus reserve of the Group and the Company is as follows:

| 项目 | Description | 二零零零年十二月三十一日 December 31, 2000 | 利润分配 Profit appropriation | 二零零一年十二月三十一日 December 31, 2001 | 利润分配 Profit appropriation | 二零零二年十二月三十一日 December 31, 2002 |
|---|---|---|---|---|---|---|
| 法定盈余公积 | Statutory surplus reserve | 555,014,347 | 176,092,677 | 731,107,024 | 182,458,964 | 913,565,988 |
| 公益金 | Statutory common welfare fund | 202,091,932 | 88,046,338 | 290,138,270 | 91,229,482 | 381,367,752 |
| 任意盈余公积 | Discretionary surplus reserve | 1,517,640,839 | 448,368,830 | 1,966,009,669 | - | 1,966,009,669 |
| 合计 | Total | 2,274,747,118 | 712,507,845 | 2,987,254,963 | 273,688,446 | 3,260,943,409 |

### 29. 总准备金

### (29) General reserve

本集团及本公司总准备金变动的明细项目如下:

Movement of general reserve of the Group and the Company is as follows:

| | | 二零零二年度 2002 | 二零零一年度 2001 |
|---|---|---|---|
| 年初余额 | Beginning of year | 394,509,536 | 394,509,536 |
| 从未分配利润拨入 | Transfer from retained earnings | - | - |
| 年末余额 | End of year | 394,509,536 | 394,509,536 |

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 30. 利润分配

依照本公司章程及有关法规规定，本公司按下列顺序进行利润分配:

(1) 弥补以前年度亏损;

(2) 按净利润提取不低于10%的法定盈余公积金;

(3) 按净利润提取不低于5%的法定公益金;

(4) 按股东会决议提取任意盈余公积金，其金额按公司章程或股东会议的决议提取和使用;

(5) 按股东会决议提取总准备金，其金额用于应付巨大赔款时弥补亏损;

(6) 分配利润。

当法定盈余公积金已达公司注册资本的50%以上时，可不再提取。经股东会议决议，法定盈余公积金亦可转为股本，按股东原有股份比例增发新股，但法定盈余公积金转增股本后，留存本公司的法定盈余公积金不得低于注册资本的25%。

### (30) Retained earnings

Pursuant to the Articles of the Company and relevant regulations, the Company makes appropriations from net profit according to the following priorities:

(1) To make up for accumulated losses brought forward from prior years;

(2) To provide for statutory surplus reserve of not less than 10% of PRC net profit;

(3) To provide for statutory common welfare fund for employees of not less than 5% of PRC net profit;

(4) To provide for discretionary surplus reserve. The amount and usage of the discretionary surplus reserve is determined in accordance with the articles of the Company or the resolutions of the shareholder's meeting;

(5) To provide for the general reserve in accordance with the resolutions of shareholders' meeting. The usage of the general reserve is to cover significant claim losses when huge claims occur;

(6) To distribute profit.

No further provision for the statutory surplus reserve is required when its balance reaches 50% of the registered share capital. Subject to the resolution approved in the shareholders' meeting, the statutory surplus reserve can be transferred to paid-in capital. The balance of the statutory surplus reserve after such transfer to paid-in capital should not be less than 25% of the registered capital.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

### 30. 利润分配(续)

经本公司股东会及董事会决议及中国保监会保监复[2002]103号文批复，本公司二零零一年度利润分配方案为提取法定盈余公积金人民币176,092,677元、公益金人民币88,046,338元及任意盈余公积金人民币448,368,830元，宣派每股现金红利0.12元，共人民币266,400,000元；同时，由于上述利润分配方案迟于二零零一年度审计报告日，故调整本会计报表有关项目的年初数。截至本会计报表批准日，公司股东会及董事会尚未制定2002年度的利润分配方案；但根据中国公司法及公司章程，本公司已按照2002年净利润的10%提取法定盈余公积金及5%的法定公益金。

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### (30) Retained earnings (continued)

Based on the resolution approved in the shareholders' meeting and directors' meeting and the document Bao Jian Fu [2002] No.103 issued by the CIRC, the Company provided for statutory surplus reserve, statutory common welfare fund and discretionary surplus reserve amounting to RMB176,092,677, RMB88,046,338 and RMB448,368,830, respectively, and declared cash dividends of RMB0.12 per share, totaling RMB266,400,000 for the year 2001. Since the resolution of 2001 profit appropriation was approved after the date of the auditors' report for the year 2001 financial statements, such appropriation was reflected retrospectively in 2002 financial statements. As at the approval date of these 2002 financial statements, the shareholders and directors have not determined the profit appropriation for year 2002. However, in accordance with the relevant PRC regulations and Company's articles of association, the Company has allocated 10% of year 2002 net profit to statutory surplus reserve, and 5% to statutory common welfare fund.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 31. 保费收入

### (31) Premium income

(1) 本集团及本公司的保费收入按险种划分的明细如下:

(1) Breakdown of premium income by insurance products of the Group and the Company is as follows:

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| 产险 | General insurance | | | | |
| 机动车辆及第三者责任险 | Motor and third party liability | 5,107,371,718 | 3,799,606,708 | 5,097,211,766 | 3,788,797,080 |
| 企财险 | Corporate property | 1,511,668,122 | 1,289,707,104 | 1,460,016,647 | 1,246,830,154 |
| 家财险 | Residential property | 746,374,703 | 616,550,687 | 746,374,703 | 616,550,687 |
| 货物运输险 | Cargo hull | 301,737,190 | 264,583,723 | 301,737,190 | 261,401,613 |
| 船舶险 | Marine | 20,636,258 | 29,133,566 | 17,618,517 | 29,133,566 |
| 责任险 | Liability | 250,820,790 | 166,501,282 | 250,342,839 | 160,586,259 |
| 信用险 | Credit | 161,898,655 | 42,857,575 | 161,898,655 | 42,857,575 |
| 保证险 | Guarantee | 34,238,664 | 19,718,007 | 34,238,664 | 19,718,007 |
| 其他险 | Others | 305,680,623 | 211,040,845 | 286,128,251 | 206,951,400 |
| 小计 | Subtotal | 8,440,426,723 | 6,439,699,497 | 8,355,567,232 | 6,372,826,341 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 31. 保费收入(续)

### (31) Premium income (Continued)

(1) 本集团及本公司的保费收入按险种划分的明细如下：（续）

(1) Breakdown of premium income by insurance products of the Group and the Company is as follows: (continued)

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| 寿险 | Life insurance | | | | |
| 寿险 | Life | | | | |
| －个险 | – Individual | 14,774,233,382 | 15,190,096,571 | 14,774,233,382 | 15,190,096,571 |
| －团险 | – Group | 145,343,955 | 78,454,242 | 145,343,955 | 78,454,242 |
| 健康险 | Health | | | | |
| －个险 | – Individual | 1,619,106,998 | 1,312,722,989 | 1,619,106,998 | 1,312,722,989 |
| －团险 | – Group | 487,261,493 | 255,831,228 | 487,261,493 | 255,831,228 |
| 意外伤害险 | Accident | | | | |
| －个险 | – Individual | 687,872,110 | 565,492,491 | 687,872,110 | 565,492,491 |
| －团险 | – Group | 522,740,280 | 412,377,911 | 522,740,280 | 412,377,911 |
| 年金 | Annuity | | | | |
| －个险 | – Individual | 681,079,730 | 1,056,936,696 | 681,079,730 | 1,056,936,696 |
| －团险 | – Group | 1,115,711,871 | 2,354,652,294 | 1,115,711,871 | 2,354,652,294 |
| 分红保险 | Participating | | | | |
| －个险 | – Individual | 20,646,395,986 | 8,076,422,981 | 20,646,395,986 | 8,076,422,981 |
| －团险 | – Group | 6,214,705,299 | 835,538,773 | 6,214,705,299 | 835,538,773 |
| 投资连结保险 | Investment-linked | | | | |
| －个险 | – Individual | 5,532,914,187 | 8,716,598,485 | 5,532,914,187 | 8,716,598,485 |
| －团险 | – Group | 1,103,222,194 | 1,162,009,354 | 1,103,222,194 | 1,162,009,354 |
| 小计 | Subtotal | 53,530,587,485 | 40,017,134,015 | 53,530,587,485 | 40,017,134,015 |
| 合计 | Total | 61,971,014,208 | 46,456,833,512 | 61,886,154,717 | 46,389,960,356 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 31. 保费收入(续)

### (31) Premium income (continued)

(2) 本集团及本公司保费收入按年期划分的明细如下:

(2) Breakdown of premium income by nature of the Group and the Company is as follows:

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| 产险 | General insurance | 8,440,426,723 | 6,439,699,497 | 8,355,567,232 | 6,372,826,341 |
| 寿险 | Life insurance | | | | |
| 首年保费收入 | First year's premium income | 28,797,969,928 | 21,937,395,140 | 28,797,969,928 | 21,937,395,140 |
| 续期保费收入 | Renewal premium income | 24,732,617,557 | 18,079,738,875 | 24,732,617,557 | 18,079,738,875 |
| 小计 | Sub-total | 53,530,587,485 | 40,017,134,015 | 53,530,587,485 | 40,017,134,015 |
| 合计 | Total | 61,971,014,208 | 46,456,833,512 | 61,886,154,717 | 46,389,960,356 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 31. 保费收入(续)

### (31) Premium income (continued)

(3) 本集团及本公司保费收入按销售方式划分的明细如下:

(3) Breakdown of premium income by means of sales of the Group and the Company is as follows:

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| 产险 | General insurance | | | | |
| 个人营销 | Direct sales | - | - | - | - |
| 员工直销 | Sales by staff | 3,243,042,303 | 2,743,832,731 | 3,243,042,303 | 2,743,832,731 |
| 代理经纪业务 | Sales by agents/brokers | 5,112,524,929 | 3,628,993,610 | 5,112,524,929 | 3,628,993,610 |
| 其它销售方式 | Other means of sales | 84,859,491 | 66,873,156 | - | - |
| 小计 | Sub-total | 8,440,426,723 | 6,439,699,497 | 8,355,567,232 | 6,372,826,341 |
| 寿险 | Life insurance | | | | |
| 银行代理 | Bancassurance | 9,632,620,959 | 3,181,575,612 | 9,632,620,959 | 3,181,575,612 |
| 个人营销 | Direct sales | 34,308,981,434 | 31,736,694,601 | 34,308,981,434 | 31,736,694,601 |
| 员工直销 | Sales by staff | 9,588,985,092 | 5,098,863,802 | 9,588,985,092 | 5,098,863,802 |
| 小计 | Sub-total | 53,530,587,485 | 40,017,134,015 | 53,530,587,485 | 40,017,134,015 |
| 合计 | Total | 61,971,014,208 | 46,456,833,512 | 61,886,154,717 | 46,389,960,356 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

31. 保费收入(续)

**(31) Premium income (continued)**

(4) 本集团及本公司产险保费收入按属地来源划分的明细如下:

(4) Breakdown of premium income by location of the Group and the Company is as follows:

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| 国内 | Mainland China | 8,355,567,232 | 6,372,826,341 | 8,355,567,232 | 6,372,826,341 |
| 港澳地区 | Hong Kong and Macau | 84,859,491 | 66,873,156 | – | – |
| 合计 | Total | 8,440,426,723 | 6,439,699,497 | 8,355,567,232 | 6,372,826,341 |

本集团及本公司的寿险保费收入均来源自国内。

The premium income from life insurance of the Group and the Company are derived from domestic customers.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 31. 保费收入(续)

### (31) Premium income (continued)

(5) 本集团及本公司寿险保费收入、分出保费、分入保费按长短险划分的明细如下:

(5) Breakdown by long term and short term insurance of premium income, reinsurance premium ceded and accepted for life insurance of the Group and the Company is as below:

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| 保费收入 | Premium income | | | | |
| 长险 | Long term insurance | 50,218,791,176 | 37,518,942,292 | 50,218,791,176 | 37,518,942,292 |
| 短险 | Short term insurance | 3,311,796,309 | 2,498,191,723 | 3,311,796,309 | 2,498,191,723 |
| | | 53,530,587,485 | 40,017,134,015 | 53,530,587,485 | 40,017,134,015 |
| 分出保费 | Reinsurance premium ceded | | | | |
| 长险 | Long term insurance | 7,282,590 | 8,036,393 | 7,282,590 | 8,036,393 |
| 短险 | Short term insurance | 1,151,299,227 | 670,530,282 | 1,151,299,227 | 670,530,282 |
| | | 1,158,581,817 | 678,566,675 | 1,158,581,817 | 678,566,675 |
| 分入保费 | Reinsurance premium accepted | | | | |
| 长险 | Long term insurance | - | - | - | - |
| 短险 | Short term insurance | - | - | - | - |
| | | - | - | - | - |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 32. 分保费收入、分保赔款支出、分保费用支出

### (32) Reinsurance premium income, claims and expenses for reinsurance accepted

二零零二年内，本集团及本公司的前五位分保公司如下:

The top 5 companies ceding reinsurance premium to the Group and the Company are as follows:

| 分保公司名称 | Name of companies | 分保费收入 Reinsurance premium income | 分保赔款支出 Claims for reinsurance accepted | 分保费用支出 Expenses for reinsurance accepted |
|---|---|---|---|---|
| 1 Swiss Re, Hong Kong | Swiss Re, Hong Kong | 31,950,675 | 11,629,283 | 12,703,321 |
| 2 中国太平洋财产保险股份有限公司 | China Pacific Property Insurance Co., Ltd. | 3,691,263 | - | - |
| 3 东京海上火灾保险株式会社 | The Tokyo Marine and Fire Insurance Co., Ltd. | 1,187,187 | 555,849 | 118,719 |
| 4 华泰财产保险股份有限公司 | Hua Tai Insurance Company of China, Ltd. | 729,910 | 61,381 | 154,188 |
| 5 GUY Carpenter & Company Ltd | GUY Carpenter & Company Ltd | 185,960 | 16,558 | 3,719 |

### 33. 死伤医疗给付

### (33) Payments on death and medical claims

本集团及本公司死伤医疗给付的明细如下:

Breakdown of payments on death and medical claims of the Group and the Company is as follows:

| | | 本集团及本公司 Group and Company 二零零二年度 2002 | 本集团及本公司 Group and Company 二零零一年度 2001 |
|---|---|---|---|
| 寿险 | Life insurance | 352,157,538 | 298,454,491 |
| 健康险 | Health insurance | 1,298,993 | 387,153 |
| 意外伤害险 | Accident insurance | - | 15,728 |
| 年金 | Annuity | 10,842,124 | 13,420,092 |
| 分红保险 | Participating insurance | 59,392,543 | 9,625,424 |
| 投资连结险 | Investment-linked insurance | 42,743,180 | 19,163,332 |
| 合计 | Total | 466,434,378 | 341,066,220 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 34. 满期给付

### (34) Payments on maturity

本集团及本公司满期给付的明细如下:

Breakdown of payments on maturity of the Group and the Company is as follows:

| | | 本集团及本公司 Group and Company 二零零二年度 2002 | 二零零一年度 2001 |
|---|---|---|---|
| 寿险个险 | Life insurance, individual | 4,087,564,819 | 1,227,063,308 |
| 寿险团险 | Life insurance, group | 434,685,643 | 355,841,690 |
| 合计 | Total | 4,522,250,462 | 1,582,904,998 |

### 35. 年金给付

### (35) Payments on annuity

本集团及本公司年金给付的明细如下:

Breakdown of the payments on annuity of the Group and the Company is as follows:

| | | 本集团及本公司 Group and Company 二零零二年度 2002 | 二零零一年度 2001 |
|---|---|---|---|
| 寿险个险 | Life insurance, individual | 391,789,781 | 96,613,805 |
| 寿险团险 | Life insurance, group | 793,931,577 | 614,293,793 |
| 合计 | Total | 1,185,721,358 | 710,907,598 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 36. 退保金

### (36) Payments on surrender

本集团及本公司退保金的明细如下:

Breakdown of the payments on surrender of the Group and the Company is as follows:

| | | 本集团及本公司 Group and Company | |
|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 |
| 寿险 | Life insurance | 1,057,301,733 | 928,567,534 |
| 健康险 | Health insurance | 104,693 | 13,753 |
| 意外伤害险 | Accident insurance | - | 10,392 |
| 年金 | Annuity | 962,351,372 | 575,446,611 |
| 分红保险 | Participating insurance | 508,720,479 | 52,545,802 |
| 投资连结险 | Investment-linked insurance | 489,373,769 | 85,965,951 |
| 合计 | Total | 3,017,852,046 | 1,642,550,043 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 37. 赔款支出

### (37) Claim expenses

本集团及本公司赔款支出按险种划分的明细如下：

Breakdown of the claim expenses by business line of the Group and the Company is as follows:

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| 产险 | General insurance | | | | |
| 机动车辆及第三者责任险 | Motor and third party liability | 2,463,720,975 | 1,635,316,036 | 2,461,217,445 | 1,635,588,500 |
| 企财险 | Corporate property | 472,739,315 | 506,834,789 | 472,739,315 | 483,651,277 |
| 家财险 | Residential property | 21,534,134 | 8,209,230 | 10,798,961 | 8,209,230 |
| 货物运输险 | Cargo hull | 108,301,450 | 180,225,108 | 107,077,735 | 180,309,262 |
| 船舶险 | Marine | 20,548,759 | 67,088,000 | 20,548,759 | 67,088,000 |
| 责任险 | Liability | 93,131,703 | 76,967,766 | 82,854,719 | 54,636,739 |
| 信用险 | Credit | 135,690,206 | 58,470,010 | 135,690,206 | 58,470,010 |
| 保证险 | Guarantee | 10,113,701 | 4,767,052 | 10,113,701 | 4,767,052 |
| 其他险 | Others | 95,151,344 | 74,408,924 | 91,704,367 | 74,339,954 |
| 小计 | Sub-total | 3,420,931,587 | 2,612,286,915 | 3,392,745,208 | 2,567,060,024 |
| 寿险 | Life insurance | | | | |
| 个险 | Individual | 970,663,816 | 784,625,122 | 970,663,816 | 784,625,122 |
| 团险 | Group | 420,686,512 | 224,498,321 | 420,686,512 | 224,498,321 |
| 小计 | Sub-total | 1,391,350,328 | 1,009,123,443 | 1,391,350,328 | 1,009,123,443 |
| 合计 | Total | 4,812,281,915 | 3,621,410,358 | 4,784,095,536 | 3,576,183,467 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、 会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

38. 分出保费、摊回分保赔款、摊回分保费用

**(38) Reinsurance premium ceded, claims and expenses recoverable from reinsurers:**

二零零二年内，本集团及本公司的前五位分保公司如下:

The top 5 reinsurers for the Group and the Company are as follows:

| 分保公司名称 | Name of companies | 分出保费 Reinsurance premium ceded | 摊回分保赔款 Claims recoverable from reinsurers | 摊回分保费用 Expenses recoverable from reinsurers |
|---|---|---|---|---|
| 1 中国再保险公司 | China Reinsurance Company | 2,668,219,376 | 1,022,888,952 | 815,279,352 |
| 2 Munich Reinsurance Company, Hong Kong | Munich Reinsurance Company, Hong Kong | 264,843,222 | 107,198,171 | 102,665,906 |
| 3 AON Re China Limited | AON Re China Limited | 247,751,186 | 63,617,552 | 82,044,375 |
| 4 GUY Carpenter & Company Ltd | GUY Carpenter & Company Ltd | 107,870,519 | 37,826,077 | 47,321,379 |
| 5 Swiss Re, Hong Kong | Swiss Re, Hong Kong | 41,859,910 | 14,709,665 | 14,903,574 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、 会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 39. 手续费支出

### (39) Handling charges

本集团及本公司手续费支出按险种划分的明细如下:

Breakdown of handling charges by business line of the Group and the Company is as follows:

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| 产险 | General insurance | | | | |
| 机动车辆及第三者责任险 | Motor and third party liability | 573,001,918 | 344,131,488 | 571,510,334 | 340,783,263 |
| 企财险 | Corporate property | 130,056,351 | 90,977,019 | 104,873,227 | 77,298,936 |
| 家财险 | Residential property | 66,585,278 | 35,294,766 | 66,585,278 | 35,294,766 |
| 货物运输险 | Cargo hull | 18,961,521 | 15,493,384 | 18,961,521 | 14,641,139 |
| 船舶险 | Marine | 4,065,648 | 1,854,556 | 1,047,907 | 1,854,556 |
| 责任险 | Liability | 11,669,321 | 7,573,616 | 11,443,650 | 5,966,942 |
| 信用险 | Credit | 4,900,549 | 419,974 | 4,900,549 | 419,974 |
| 保证险 | Guarantee | 2,552,485 | 2,374,154 | 2,552,485 | 2,374,154 |
| 其他险 | Others | 17,543,525 | 11,536,942 | 16,050,700 | 10,937,970 |
| 小计 | Sub-total | 829,336,596 | 509,655,899 | 797,925,651 | 489,571,700 |
| 寿险 | Life insurance | 163,872,597 | 44,894,515 | 163,872,597 | 44,894,515 |
| 合计 | Total | 993,209,193 | 554,550,414 | 961,798,248 | 534,466,215 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、 会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 40. 佣金支出

### (40) Commission expenses

本集团及本公司的佣金支出明细如下:

Breakdown of the commission expenses of the Group and the Company is as follows:

| | | 本集团及本公司 Group and Company 二零零二年度 2002 | 二零零一年度 2001 |
|---|---|---|---|
| 寿险 | Life insurance | | |
| 首年佣金支出 | First year's commission expenses | 4,000,053,849 | 3,634,274,817 |
| 续期佣金支出 | Renewal commission expenses | 1,672,498,721 | 1,497,466,510 |
| 合计 | Total | 5,672,552,570 | 5,131,741,327 |

### 41. 营业税金及附加

### (41) Business tax and surcharges

本集团及本公司营业税金及附加按地区划分如下:

Business tax and surcharges classified by geographic area of the Group and the Company are as follows:

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| 深圳地区 | In Shenzhen | 40,198,106 | 73,373,803 | 38,678,512 | 71,654,581 |
| 深圳以外的中国其他地区 | In other areas of the PRC | 625,893,322 | 569,768,460 | 620,133,306 | 564,619,301 |
| 合计 | Total | 666,091,428 | 643,142,263 | 658,811,818 | 636,273,882 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、 会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 42. 营业费用

### (42) Operating expenses

本集团及本公司的营业费用的明细如下:

Breakdown of the operating expenses of the Group and the Company is as follows:

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| 工资及福利费 | Salaries and welfare | 2,059,565,824 | 1,407,057,690 | 2,036,521,805 | 1,386,669,669 |
| 业务招待费 | Business entertainment expenses | 193,809,173 | 101,748,378 | 192,226,520 | 100,365,175 |
| 广告宣传费 | Advertising expenses | 288,693,962 | 325,091,011 | 288,371,530 | 324,772,385 |
| 会议费 | Meeting expenses | 357,237,956 | 232,759,988 | 356,990,093 | 232,675,130 |
| 租金 | Rental expenses | 475,068,762 | 348,098,441 | 472,374,524 | 344,609,348 |
| 固定资产折旧 | Depreciation of fixed assets | 368,904,628 | 384,068,554 | 351,459,619 | 286,795,422 |
| 长期待摊费用摊销 | Amortization of deferred assets | 178,943,921 | 131,540,196 | 165,315,960 | 108,139,896 |
| 办公和差旅费 | Traveling expenses | 147,396,312 | 130,623,129 | 146,173,408 | 129,244,619 |
| 印刷费 | Printing expenses | 118,095,465 | 97,749,394 | 117,833,764 | 97,373,304 |
| 公杂费 | Corporate sundry expense | 196,612,002 | 145,807,297 | 195,744,821 | 144,489,011 |
| 邮电费 | Postage and telecommunication expenses | 164,305,345 | 118,781,972 | 163,409,637 | 118,442,983 |
| 电子设备运转费 | Operating expenses of electronic equipment | 30,432,378 | 106,868,238 | 30,275,960 | 40,655,495 |
| 保险费 | Insurance expenses | 146,676,013 | 105,511,845 | 145,123,257 | 103,964,943 |
| 税金和车船使用费 | Taxation | 61,600,176 | 38,312,248 | 49,571,421 | 36,410,698 |
| 保险业务监管费 | Insurance regulatory fees | 76,875,250 | 58,023,276 | 76,875,250 | 58,023,276 |
| 审计费 | Audit fee | 2,000,000 | 1,300,000 | 2,000,000 | 1,300,000 |
| 其他 | Others | 489,706,006 | 550,211,399 | 393,661,078 | 889,022,192 |
| 合计 | Total | 5,355,923,173 | 4,283,553,056 | 5,183,928,647 | 4,402,953,546 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、 会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 43. 未决赔款准备金提转差

### (43) Movement of outstanding claim reserve

本集团及本公司未决赔款准备金提转差按险种划分的明细如下:

Breakdown of movement of outstanding claim reserve by business line of the Group and the Company is as follows:

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| 产险 | General insurance | | | | |
| 机动车辆及第三者责任险 | Motor and third party liability | 181,500,449 | 230,504,268 | 181,121,675 | 229,369,964 |
| 企财险 | Corporate property | 7,032,573 | (85,495,473) | 7,032,573 | (86,705,074) |
| 家财险 | Residential property | 1,223,778 | 511,534 | 1,258,154 | 511,534 |
| 货物运输险 | Cargo hull | (45,278,284) | (25,103,111) | (45,057,059) | (25,609,986) |
| 船舶险 | Marine | (33,250,966) | (55,231,238) | (33,250,966) | (55,231,238) |
| 责任险 | Liability | (3,926,907) | 17,859,030 | 5,408,995 | 21,969,457 |
| 信用险 | Credit | (15,114,698) | 273,750,123 | (15,114,698) | 273,750,124 |
| 保证险 | Guarantee | 2,836,791 | (278,507) | 2,836,791 | (278,507) |
| 其他险 | Others | 240,334,989 | (120,911,640) | 241,185,786 | (121,007,945) |
| | | 335,357,725 | 235,604,986 | 345,421,251 | 236,768,329 |
| 寿险 | Life insurance | 142,125,193 | 252,264,096 | 142,125,193 | 252,264,096 |
| 合计 | Total | 477,482,918 | 487,869,082 | 487,546,444 | 489,032,425 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、 会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 44. 未到期责任准备金提转差

### (44) Movement of unearned premium reserve

本集团及本公司未到期责任准备金提转差按险种划分的明细如下:

Breakdown of movement of unearned premium reserve by business line of the Group and the Company is as follows:

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| 产险 | General insurance | | | | |
| 机动车辆及第三者责任险 | Motor and third party liability | 979,035,141 | 123,629,221 | 979,262,434 | 121,798,254 |
| 企财险 | Corporate property | (97,580,668) | (23,944,592) | (96,904,181) | (21,317,668) |
| 家财险 | Residential property | (168,569,882) | 67,627,882 | (168,569,882) | 67,627,882 |
| 货物运输险 | Cargo hull | (67,471,263) | (5,359,466) | (67,471,263) | (5,081,688) |
| 船舶险 | Marine | (7,809,099) | (6,670,638) | (8,027,790) | (6,670,638) |
| 责任险 | Liability | 37,200,292 | 8,819,361 | 37,750,813 | 9,309,680 |
| 信用险 | Credit | (2,600,449) | 3,843,551 | (2,600,449) | 3,843,551 |
| 保证险 | Guarantee | (2,823,040) | 316,048 | (2,823,040) | 316,047 |
| 其他险 | Others | (32,895,456) | (18,344,536) | (33,341,145) | (18,208,200) |
| | | 636,485,576 | 149,916,831 | 637,275,497 | 151,617,220 |
| 寿险 | Life insurance | 244,037,268 | 346,717,823 | 244,037,268 | 346,717,823 |
| 合计 | Total | 880,522,844 | 496,634,654 | 881,312,765 | 498,335,043 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、 会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 45. 长期险责任准备金提转差

### (45) Movement of long term unearned premium reserve

本集团及本公司产险长期险责任准备金提转差按险种划分的明细如下:

Breakdown of movement of long term unearned premium reserve by business line of the Group and the Company is as follows:

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| 机动车辆及第三者责任险 | Motor and third party liability | 7,455,137 | 45,564,846 | 7,455,137 | 45,564,846 |
| 企财险 | Corporate property | (948,884) | 105,919,197 | (948,884) | 105,919,197 |
| 家财险 | Residential property | 341,712,645 | 554,940,425 | 341,712,645 | 554,940,425 |
| 货物运输险 | Cargo hull | 2,149,319 | 1,298,918 | 2,149,319 | 1,298,918 |
| 船舶险 | Marine | (683,072) | 689,573 | (683,072) | 689,573 |
| 责任险 | Liability | 2,504,980 | 2,175,270 | 2,504,980 | 2,175,270 |
| 信用险 | Credit | 18,564,872 | 18,811,639 | 18,564,872 | 18,811,639 |
| 保证险 | Guarantee | 11,545,412 | 13,966,330 | 11,545,412 | 13,966,330 |
| 其他险 | Others | 7,623,193 | 36,444,808 | 7,623,193 | 36,444,808 |
| 合计 | Total | 389,923,602 | 779,811,006 | 389,923,602 | 779,811,006 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、 会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 46. 投资收益

### (46) Investment income

本集团投资收益的明细如下:

Breakdown of investment income of the Group is as follows:

| | | 二零零二年度<br>2002 | 二零零一年度<br>2001 |
|---|---|---|---|
| 债券利息收入 | Interest income from bonds | 1,145,509,481 | 900,245,326 |
| 债券买卖收入 | Gain on disposal of bonds | 279,773,189 | 431,550,567 |
| 基金买卖净亏损 | Loss on trading of securities investment funds | (121,321,837) | (64,727,724) |
| 基金分红收入 | Dividends income from securities investment funds | 125,248,718 | 684,750,962 |
| 股票及实业分红收入 | Dividend income | 11,582,186 | 10,106,703 |
| 出售子公司净损失 | Net loss on disposal of subsidiaries | (29,857,816) | - |
| 出售平安证券权益收益 | Income from disposal of equity interest in Ping An Securities | - | 49,404,196 |
| 应占联营公司的亏损 | Share of loss from an associate | (123,594,112) | (57,508,634) |
| 其他 | Others | 40,028,247 | 110,765 |
| 小计 | Subtotal | 1,327,368,056 | 1,953,932,161 |
| 投资跌价准备 | Provision for investment loss | (563,716,855) | (182,403,434) |
| | | 763,651,201 | 1,771,528,727 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、 会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 46. 投资收益(续)

### (46) Investment income (continued)

本公司投资收益的明细如下:

Breakdown of the investment income of the Company is as follows:

| | | 二零零二年度 2002 | 二零零一年度 2001 |
|---|---|---|---|
| 债券利息收入 | Interest income from bonds | 1,145,509,481 | 900,245,326 |
| 债券买卖收入 | Gain on disposals of bonds | 279,773,189 | 431,550,567 |
| 基金买卖净亏损 | Loss on trading of securities investment funds | (116,297,098) | (67,032,534) |
| 基金分红收入 | Dividends income from securities investment funds | 125,248,718 | 684,750,962 |
| 股票及实业分红收入 | Dividend income | 10,712,370 | 1,304,667 |
| 应占子公司的收益/(亏损) | Equity income/(loss) from subsidiaries | (222,686,379) | 306,149,960 |
| 出售子公司净损失 | Net loss from disposal of subsidiaries | (29,857,816) | - |
| 其它 | Others | 64,691,131 | - |
| 小计 | Subtotal | 1,257,093,596 | 2,256,968,948 |
| 投资跌价准备 | Provision for investment loss | (567,296,860) | (218,405,723) |
| | | 689,796,736 | 2,038,563,225 |

### 47. 其他收入

### (47) Other income

其他收入主要为租赁收入。

Other income mainly represents rental income.

### 48. 利息支出

### (48) Interest expenses

主要为一子公司发生的利息支出。

Interest expenses mainly represents interests incurred by a subsidiary.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、 会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 49. 所得税

### (49) Enterprise income tax

本集团及本公司的所得税按地区及类别划分如下:

Enterprise income tax classified by geographic area and category of the Group and the Company is as follows:

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年度 2002 | 二零零一年度 2001 | 二零零二年度 2002 | 二零零一年度 2001 |
| 深圳地区企业所得税 | Enterprise income tax in Shenzhen | 325,261,424 | 400,016,829 | 325,002,876 | 399,691,292 |
| 深圳以外之中国其他地区企业所得税 | Enterprise income tax in other areas of the PRC | 310,685,591 | 20,021,675 | 310,605,161 | 19,948,571 |
| 缴纳上年度所得税 | Enterprise income tax related to prior years | 137,434,271 | 81,487,613 | 137,434,271 | 81,401,517 |
| 递延税项 | Deferred tax | 34,095,617 | 808,714 | 34,095,617 | (697,629) |
| 合计 | Total | 807,476,903 | 502,334,831 | 807,137,925 | 500,343,751 |

本集团二零零二年十二月三十一日重大的递延税项如下:

Significant deferred tax as of December 31, 2002 of the Group is as follows:

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年十二月三十一日 December 31, 2002 | 二零零一年十二月三十一日 December 31, 2001 | 二零零二年十二月三十一日 December 31, 2002 | 二零零一年十二月三十一日 December 31, 2001 |
| 短期投资跌价准备 | Provision for short term investments | 537,024 | 1,445,362 | - | 908,338 |
| 拆出资金、应收利息、应收保费、应收账款及贷款的坏账及损失准备 | Provision for interbank placements, interest receivable, premium receivable, accounts receivable and loans | 28,947,616 | 47,454,572 | 28,947,616 | 47,454,572 |
| 长期投资减值准备 | Impairment losses for long term investments | 16,163,467 | 15,372,643 | 15,273,061 | 14,482,237 |
| 固定资产减值准备 | Impairment losses for fixed assets | 2,805,657 | 7,363,508 | 2,805,657 | 7,363,508 |
| 在建工程减值准备 | Impairment losses for construction-in-progress | - | 9,522,410 | - | 9,522,410 |
| 无形资产减值准备 | Impairment losses for intangible assets | - | 425,935 | - | 425,935 |
| 开办费调整 | Adjustment on pre-operating expenses | 3,018,035 | 3,982,986 | 3,018,035 | 3,982,986 |
| 合计 | Total | 51,471,799 | 85,567,416 | 50,044,369 | 84,139,986 |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 五、会计报表项目附注(续)

## 5. NOTES ON MAJOR CAPTIONS OF THE FINANCIAL STATEMENTS (Continued)

### 50. 现金及现金等价物

### (50) Cash and cash equivalents

本集团及本公司的现金及现金等价物如下:

*Cash and cash equivalents of the Group and the Company are as follows:*

| | | 本集团 Group | | 本公司 Company | |
|---|---|---|---|---|---|
| | | 二零零二年十二月三十一日 December 31, 2002 | 二零零一年十二月三十一日 December 31, 2001 | 二零零二年十二月三十一日 December 31, 2002 | 二零零一年十二月三十一日 December 31, 2001 |
| 现金及银行存款 | Cash and bank | 76,728,846,903 | 47,604,027,104 | 5,368,947,958 | 47,341,037,731 |
| 存放同业款项 | Deposits with other financial institutions | 491,143,161 | 3,064,451,158 | – | 3,064,451,158 |
| | | 77,219,990,064 | 50,668,478,262 | 5,368,947,958 | 50,405,488,889 |
| 减：期限为三个月以上的定期存款 | Less: deposits with banks with original maturities of more than 3 months | (73,438,879,508) | (45,924,800,000) | (5,316,380,000) | (45,866,800,000) |
| 合计 | Total | 3,781,110,556 | 4,743,678,262 | 52,567,958 | 4,538,688,889 |

存放同业款项是指存放于平安证券用于支付基金投资等短期投资的清算款项。

Deposits with other financial institutions represent deposits in Ping An Securities for securities trading purpose.

二零零二年十二月三十一日(除另作说明外，所有金额均以人民币元为单位)

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 六、关联方交易

## 6. RELATED PARTY TRANSACTIONS

### (1) 关联方关系

### (1) Relationship of the related parties

a. 存在控制关系和存在重大影响关系的关联方

a. Related parties with a controlling relationship or significant influence

存在控制关系和存在重大影响关系的关联方的基本资料及与本公司的关系详见附注四。

For the basic information and the relationship of the related parties among which a controlling relationship or significant influence exists, please refer to Note 4.

b. 不存在控制关系的关联方

b. Related parties without controlling relationship

| 关联方名称 | Name of related parties | 现持股数 Shares held | 持股比例 Percentage of the shares held | 与本公司的关系 | Relationship with the Company |
|---|---|---|---|---|---|
| 深圳市投资管理公司 | Shenzhen Investment Holding Corporation | 396,068,347 | 16.06% | 股东 | Shareholder |
| 汇丰保险控股有限公司 | HSBC Insurance Holdings Ltd. | 246,666,667 | 10.00% | 股东 | Shareholder |
| 深圳市江南实业发展有限公司 | Shenzhen Jiangnan Industrial Development Co., Ltd. | 239,558,894 | 9.71% | 股东 | Shareholder |
| 深圳市新豪时投资发展有限公司 | Shenzhen Xinhaoshi Investment Development Co., Ltd. | 194,796,183 | 7.90% | 股东 | Shareholder |
| 源信行投资有限公司 | Yuan Investment Co., Ltd. | 190,000,000 | 7.70% | 股东 | Shareholder |
| 深圳市财政局 | Shenzhen Bureau of Finance | 171,045,981 | 6.93% | 股东 | Shareholder |
| 摩根士丹利毛里裘斯投资控股有限公司 | MSCP/PA Holdings Ltd. (Mauritius) | 169,354,591 | 6.87% | 股东 | Shareholder |
| 高盛集团有限公司 | The Goldman Sachs (Group) Inc. | 169,354,591 | 6.87% | 股东 | Shareholder |
| 宝华投资有限公司 | Bao Hua Investment Co., Ltd. | 166,263,422 | 6.74% | 股东 | Shareholder |
| 其他 39 个股东 | Other 39 shareholders | 523,557,991 | 21.22% | 股东 | Shareholder |
| 合计 | Total | 2,466,666,667 | 100% | | |

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 六、关联方交易(续)

## 6. RELATED PARTY TRANSACTIONS (Continued)

### (2) 关联方交易

### (2) Transactions with related parties

a. 重大交易

a. Significant transactions

| 关联方名称 | Name of the related party | 二零零二年度 2002 | 二零零一年度 2001 |
|---|---|---|---|
| 证券经纪手续费支出 | Securities commission | | |
| 平安证券 | Ping An Securities | 10,245,209 | 27,331,498 |

本公司与关联方的交易均按正当的市场交易条款及有关协议条款进行。

The transactions between the Company and the related party are conducted under normal market terms and relevant agreements.

b. 与关联方往来款项余额

b. Balances with related party

| 关联方名称 | Name of the related party | 二零零二年十二月三十一日 December 31, 2002 | 二零零一年十二月三十一日 December 31, 2001 |
|---|---|---|---|
| 货币资金－存放同业 | Deposits with other financial institutions | | |
| 平安证券 | Ping An Securities | 492,220,153 | 3,295,341,616 |
| 其他应收款 | Other receivables | | |
| 平安证券 | Ping An Securities | 1,478,901 | 8,493,366 |
| 其他应付款 | Other payables | | |
| 平安证券 | Ping An Securities | 20,182,815 | 611,755 |

c. 关联方相互信用担保

c. Mutual guarantees among related parties

本集团并未与关联方公司互相提供重大担保事项。

There were no significant mutual guarantees between the Group and its related parties.

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 七、平安信托业务

于二零零二年十二月三十一日，平安信托经营资金信托业务，其中包括：新疆助学公益信托、卓越汽车消费贷款集合资金信托以及联合汽车消费贷款集合资金信托，相关的信托资产合计约为人民币107,580,000元。

## 7. ASSETS MANAGED BY PING AN TRUST

Ping An Trust manages funds on behalf of external third parties including Xinjiang Education Public Trust, Zuoyue Car Loan Collective Fund Trust and United Car Loan Collective Fund Trust. As of December 31, 2002, the total assets held in trust amount to approximately RMB107,580,000.

## 八、或有事项

于二零零二年十二月三十一日，除因经营本会计报表所载的保险业务而存在的各种估计及或有事项外，本集团及本公司无其他重大需说明的或有事项。

## 8. CONTINGENCIES

As of December 31, 2002, the Group and the Company had no significant contingencies, other than the accounting estimates and contingencies arising from operations of the insurance business.

## 九、承诺

### (1) 资本承诺

于二零零二年十二月三十一日，本集团已获授权但未签定合同的有关楼宇建筑工程的资本承诺约为人民币1,553,000,000元（二零零一年十二月三十一日：无）。

于二零零二年十二月三十一日，本集团已获授权并已签定合同但未在账目中计提的有关楼宇建筑工程和电子设备安装工程的资本承诺约为人民币173,000,000元（二零零一年十二月三十一日：约人民币154,904,000元）。

## 9. COMMITMENTS

### (1) Capital commitments

As of December 31, 2002, the Group had capital commitments relating to property development projects, which were authorized but not contracted for, amounting to approximately RMB1,553,000,000 (December 31, 2001: Nil).

As of December 31, 2002, the Group had capital commitments relating to property development and electronic equipment installation projects, which were authorized and contracted but not provided for, amounting to approximately RMB173,000,000 (December 31, 2001: RMB154,904,000).

二零零二年十二月三十一日(除另作说明外，所有金额均以人民币元为单位)

December 31, 2002 (Amounts expressed in Renminbi unless otherwise stated)

## 九、承诺(续)

## 9. COMMITMENTS (Continued)

### (2) 租赁承诺

### (2) Rental commitments

根据多项办公室及职工宿舍等的租赁合约，本集团的租赁承诺如下：

The Group leased office premises and staff quarters under various rental arrangements. As at December 31, 2002, total rental commitments of the Group were as follows:

| | | 二零零二年十二月三十一日 December 31, 2002 | 二零零一年十二月三十一日 December 31, 2001 |
|---|---|---|---|
| 1年以内 | Within 1 year | 338,997,200 | 188,096,257 |
| 1-2年 | In the second year | 205,202,281 | 113,858,701 |
| 2-3年 | In the third year | 83,904,145 | 46,555,121 |
| 3年以上 | Over 3 years | 65,976,767 | 36,607,921 |
| 合计 | Total | 694,080,393 | 385,118,000 |

## 十、资产负债表日后事项

## 10. SUBSEQUENT EVENTS

除国家工商行政管理局于二零零三年一月二十四日发出本公司变更名称为中国平安保险（集团）股份有限公司的营业执照外，本集团及本公司无重大需说明的资产负债表日后事项。

As of December 31, 2002, other than the fact that the business license relating to change of name of the Company was issued on January 24, 2003 by the State Administration for Industry and Commerce, the Company had no other significant subsequent events.

## 十一、比较数字

## 11. COMPARATIVE FIGURES

若干比较数字已重新编排，以符合本年度之呈报形式。

Certain prior year comparative figures have been reclassified to conform with current year's presentation.

## 十二、会计报表之批准

## 12. APPROVAL OF FINANCIAL STATEMENTS

本会计报表业经本公司管理层于二零零三年三月二十日批准。

The financial statements were approved and authorized for issue by the Company's management on 20 March 2003.

# 国内及海外机构

# Domestic and International Network

With the same discipline transits to the power of getting in pro

汇聚同心的追求，传递同心的力量



## 国内及海外机构
## Domestic and International Network

### 中国平安保险(集团)股份有限公司
### Ping An Insurance (Group) Company of China, Ltd.

深圳市八卦岭八卦三路平安大厦
Ping An Building, 3 Bagua Road, Bagualing, Shenzhen
邮编 Post code: 518029
电话 Tel: 0755-82262888
传真 Fax: 0755-82431019

### 中国平安人寿保险股份有限公司
### Ping An Life Insurance Company of China, Ltd.

深圳市八卦岭八卦三路平安大厦4楼
4/F, Ping An Building, 3 Bagua Road, Bagualing, Shenzhen
邮编 Post code: 518029
电话 Tel: 0755-82262388
传真 Fax: 0755-82435417

### 中国平安财产保险股份有限公司
### Ping An Property Insurance Company of China, Ltd.

深圳市八卦岭八卦三路平安大厦5楼
5/F, Ping An Building, 3 Bagua Road, Bagualing, Shenzhen
邮编 Post code: 518029
电话 Tel: 0755-82262888
传真 Fax: 0755-82414813

### 平安证券有限责任公司
### Ping An Securities Co., Ltd.

深圳市八卦岭八卦三路平安大厦3楼
3/F, Ping An Building, 3 Bagua Road, Bagualing, Shenzhen
邮编 Post code: 518029
电话 Tel: 0755-82262888
传真 Fax: 0755-82400862

### 平安信托投资有限责任公司
### China Ping An Trust and Investment Co., Ltd.

深圳市八卦岭八卦三路平安大厦3楼
3/F, Ping An Building, 3 Bagua Road, Bagualing, Shenzhen
邮编 Post code:: 518029
电话 Tel: 0755-82262888
传真 Fax: 0755-82435395

### 中国平安保险(香港)有限公司
### China Ping An Insurance (Hong Kong) Co., Ltd.

香港湾仔告士打道108号大新金融中心11楼
11/F, Dah Sing Financial Center, 108, Gloucester Road, Wan Chai, Hong Kong
电话 Tel: 00852-28271883
传真 Fax: 00852-28020018

### 中国平安保险( 海外控股) 有限公司
### China Ping An Insurance Overseas (Holdings) Co., Ltd.

香港湾仔告士打道108号大新金融中心11楼
11/F, Dah Sing Financial Center, 108, Gloucester Road, Wan Chai, Hong Kong
电话 Tel: 00852-28271883
传真 Fax: 00852-28020018

## 中国平安人寿保险股份有限公司分支机构通讯录
## Address List of Branches of Ping An Life Insurance Company of China, Ltd.

### 北京分公司 Beijing Branch

北京市西城区金融大街23号12-14楼
12-14/F, 23 Jinrong Street, Xicheng District, Beijing
邮编 Post code: 100044
电话 Tel: 010-66213388
传真 Fax: 010-66210510

### 上海分公司 Shanghai Branch

上海市静安区常熟路8号静安广场9、10楼
9/F, 10/F, Jin'an Plaza, 8, Changshu Road, Jin'an District, Shanghai
邮编 Post code: 200040
电话 Tel: 021-62078888
传真 Fax: 021-62078567

### 深圳分公司 Shenzhen Branch

深圳市笋岗梅园路826栋四楼
4/F, Block 826, Meiyuan Road, Shungang, Shenzhen
邮编 Post code: 518023
电话 Tel: 0755-82408889
传真 Fax: 0755-82406012

### 广州分公司 Guangzhou Branch

广州市沿海路298号江湾中区商业大楼10–11楼
10-11/F, Commercial Building, Jiangwan Central District, 298, Yanhai Road, Guangzhou
邮编 Post code: 510620
电话 Tel: 020-38861111
传真 Fax: 020-38866068

### 天津分公司 Tianjin Branch

天津市河西区友谊路5号北方金融大厦12–14层
12-14/F, North Finance Building, 5, Youyi Road, Hexi District, Tianjin
邮编 Post code: 300201
电话 Tel: 022-88350004
传真 Fax: 022-88350071

### 大连分公司 Dalian Branch

大连市中山区人民路 24 号平安大厦九、十楼
9/F, 10/F, Ping An Building, 24, Renmin Road, Zhongshan District, Dalian
邮编 Post code: 116001
电话 Tel: 0411-2100333
传真 Fax: 0411-2539009

### 青岛分公司 Qingsdao Branch

山东青岛市南区香港中路 61 号阳光大厦裙楼 3、4 层
3/F, 4/F, Annex of Sunshine Building, 61 Hong Kong Central Road, South District, Qingdao, Shandong
邮编 Post code: 266071
电话 Tel: 0532-5760909
传真 Fax: 0532-5760171

### 南京分公司 Nanjing Branch

江苏省南京市长江路 99 号长江贸易大楼 2-3 楼
2-3/F, Changjiang Trade Building, 99 Changjiang Road, Nanjing, Jiangsu
邮编 Post code: 210005
电话 Tel: 025-4799666
传真 Fax: 025-4799268

### 沈阳分公司 Shenyang Branch

沈阳市沈河区大西路 291 号平安大厦
Ping An Building, 291, Daxi Road, Shenhe District, Shenyang
邮编 Post code: 110014
电话 Tel: 024-22915888
传真 Fax: 024-22935305

### 武汉分公司 Wuhan Branch

湖北武汉市汉口建设大道 518 号招银大厦 25-26 楼
25-26/F, Merchant Bank Building, 518 Jianshe Road, Hankou, Wuhan, Hubei
邮编 Post code: 430022
电话 Tel: 027-85560668
传真 Fax: 027-85776181

### 哈尔滨分公司 Harbin Branch

哈尔滨市南岗区赣水路 19 号（鸿翔路 1 号）
19, Ganshui Road, Nangang District, Harbin (No. 1, Hongxiang Road)
邮编 Post code: 150036
电话 Tel: 0451-2346488
传真 Fax: 0451-2346023

### 成都分公司 Chengdu Branch

成都市一环路南四段 10 号天嘉大厦一、七楼
1/F, 7/F, Tianjia Building, 10 Fourth South Section of First Ring Road, Chengdu
邮编 Post code: 610015
电话 Tel: 028-85575050
传真 Fax: 028-85580779

### 重庆分公司 Chongqing Branch

重庆渝中区上清寺路 9 号环球广场 19、20 楼
19/F, 20/F, Global Plaza, 9, Shangqingsi Road, Yuzhong District, Chongqing
邮编 Post code: 400015
电话 Tel: 023-63552292
传真 Fax: 023-63877615

### 宁波分公司 Ningbo Branch

浙江宁波市开明街 396 号平安大厦 16 楼
16/F, Ping An Building, 396 Kaiming Street, Ningbo, Zhejiang
邮编 Post code: 315000
电话 Tel: 0574-87289886
传真 Fax: 0574-87270523

### 长沙分公司 Changsha Branch

湖南省长沙市劳动东路 74 号
74, Laodong East Road, Changsha, Hunan
邮编 Post code: 410007
电话 Tel: 0731-5601560
传真 Fax: 0731-5512253

### 长春分公司 Changchun Branch

吉林省长春市解放大路 108 号
108, Jiefang Road, Changchun, Jilin
邮编 Post code: 130021
电话 Tel: 0431-5655244
传真 Fax: 0431-5625919

### 南昌分公司 Nanchang Branch

南昌市南京西路 338 号平安大厦
Ping An Building, 338, Nanjing West Road, Nanchang
邮编 Post code: 330006
电话 Tel: 0791-8676081
传真 Fax: 0791-8676201

### 南宁分公司 Nanning Branch

广西南宁市金湖路 40 号鸿祥大厦 3-4 层
3-4/F, Hongxiang Building, 40 Jinhu Road, Nanning, Gangxi
邮编 Post code: 530021
电话 Tel: 0771-5525905
传真 Fax: 0771-5525213

## 合肥分公司 Hefei Branch
安徽合肥市寿春路152号平安大厦五楼
5/F, Ping An Building, 152 Shouchun Road, Hefei, Anhui
邮编 Post code: 230001
电话 Tel: 0551-2658315
传真 Fax: 0551-2641071

## 石家庄分公司 Shijiazhuang Branch
石家庄中山西路83号东方大厦24、25楼
24/F, 25/F, Oriental Building, 83 Zhongshan West Road, Shijiazhuang
邮编 Post code: 050000
电话 Tel: 0311-6084805
传真 Fax: 0311-8612222

## 福州分公司 Fuzhou Branch
福州市五一中路88号平安大厦30、31层
30/F, 31/F, Ping An Building, 88 Wuyi Central Road, Fuzhou
邮编 Post code: 350001
电话 Tel: 0591-3335800
传真 Fax: 0591-3338003

## 杭州分公司 Hangzhou Branch
杭州市江城路号香榭商务大厦10–11楼
10-11/F, Xiangxie Commercial Building, Jiangcheng Road, Hangzhou
邮编 Post code: 310009
电话 Tel: 0571-87060383
传真 Fax: 0571-56807888

## 西安分公司 Xi'an Branch
西安市南大街8号平安保险大厦
Ping An Insurance Building, 8 South Street, Xi'an
邮编 Post code: 710001
电话 Tel: 029-7281818
传真 Fax: 029-7215400

## 西宁分公司 Xining Branch
青海省西宁市祁连西路182号–1号
182-1, Qilian West Road, Xining, Qinghai
邮编 Post code: 810001
电话 Tel: 0971-5120146
传真 Fax: 0971-8172978

## 呼和浩特分公司 Hohhot Branch
呼和浩特市新城南街中房商厦四楼
4/F, Zhongfang Commercial Building, South Street, New Town, Hohhot
邮编 Post code: 010020
电话 Tel: 0471-6202132
传真 Fax: 0471-6202130

## 厦门分公司 Xiamen Branch
厦门市嘉禾路189号银行中心10楼
10/F, Bank Center, 189, Jiahe Road, Xiamen
邮编 Post code: 361003
电话 Tel: 0592-2399111
传真 Fax: 0592-2399222

## 昆明分公司 Kunming Branch
昆明市环城南路554号"汕头大厦"5–6楼
5-6/F, Shantou Building, 554 Huangcheng South Road, Kunming
邮编 Post code: 650043
电话 Tel: 0871-3124810
传真 Fax: 0871-3133107

## 乌鲁木齐分公司 Urumchi Branch
乌鲁木齐人民路19号南门银行联合大楼六、七、八楼
6/F, 7/F, 8/F, Bank Union Building, South Gate, 19 Renmin Road, Urumchi
邮编 Post code: 830002
电话 Tel: 0991-2816058
传真 Fax: 0991-2815885

## 贵阳分公司 Guiyang Branch
贵州贵阳市都司路128号三楼
3/F, 128, Dousi Road, Guiyang, Guizhou
邮编 Post code: 550002
电话 Tel: 0851-5807300
传真 Fax: 0851-5807332

## 海南分公司 Hainan Branch
海南海口市龙昆北路30号宏源证券大厦5、15楼
5/F, 15/F, Hongyuan Securities Building, 30 Longkun North Road, Haikou, Hainan
邮编 Post code: 570105
电话 Tel: 0898-66763075
传真 Fax: 0898-68513550

## 银川分公司 Yinchuan Branch
宁夏银川市上海东路9号金源大厦6–7层
6-7/F, Jinyuan Building, 9 Shanghai East Road, Yinchuan, Ningxia
邮编 Post code: 750001
电话 Tel: 0951-6717000
传真 Fax: 0951-6717765

## 太原分公司 Taiyuan Branch
太原市解放路83号新常青大厦3–4层
3-4/F, New Evergreen Building, 83 Jiefang Road, Taiyuan
邮编 Post code: 030002
电话 Tel: 0351-4729245
传真 Fax: 0351-4729249

### 兰州分公司 Lanzhou Branch

甘肃兰州市西津东路178号二建大厦5、6楼
5/F, 6/F, Second Construction Building, 178 Xijin East Road,
Lanzhou, Gansu
邮编 Post code: 730050
电话 Tel: 0931-2602229
传真 Fax: 0931-2606669

### 济南分公司 Jinan Branch

济南市英雄山路8号
8, Yingxiong Shan Road, Jinan
邮编 Post code: 250002
电话 Tel: 0531-2071111
传真 Fax: 0531-2071100

### 郑州分公司 Zhengzhou Branch

郑州市中原西路220号裕达国贸大楼21楼
21/F, Yuda International Trade Building, 220 Zhongyuan West Road,
Zhengzhou
邮编 Post code: 450007
电话 Tel: 0371-7713100
传真 Fax: 0371-7713101

## 中国平安财产保险股份有限公司分支机构通讯录
## Address List of Branches of Ping An Property Insurance Company of China, Ltd.

### 宁波分公司 Ningbo Branch

浙江省宁波市开明街396号17-18楼
17-18/F, Ping An Building, 396, Kaiming Street, Ningbo,
Zhejiang Province
邮编 Post code: 315000
电话 Tel: 0574-87281888
传真 Fax: 0574-87289195

### 贵阳分公司 Guiyang Branch

贵阳市市南路26号
26, Shinan Road, Guiyang
邮编 Post code: 550001
电话 Tel: 0851-5505935
传真 Fax: 0851-5505933

### 深圳分公司 Shenzhen Branch

深圳市福田区商报路奥林匹克大厦4、5楼
4/F, 5/F, Olympic Building, Shangbao Road, Futian District, Shenzhen
邮编 Post code: 518034
电话 Tel: 0755-83521817
传真 Fax: 0755-83521557

### 济南分公司 Jinan Branch

济南市历下区朝山街67平安大厦
Ping An Building, 67, Chaoshan Street, Lixia District, Jinan
邮编 Post code: 250013
电话 Tel: 0531-6553588
传真 Fax: 0531-6553588

### 北京分公司 Beijing Branch

北京市西城区金融大街23号15楼
15/F, 23 Jinrong Street, Xicheng District, Beijing
邮编 Post code: 100032
电话 Tel: 010-66213388
传真 Fax: 010-66210447

### 天津分公司 Tianjin Branch

天津市南开区白堤路1号平安大厦
Ping An Building, 1 Baidi Road, Nankai District, Tianjin
邮编 Post code: 300193
电话 Tel: 022-27472004
传真 Fax: 022-27474620

### 青岛分公司 Qingdao Branch

山东省青岛市香港西路69号光大金融中心行政二层
2/F, Administration Office, Everbright Financial Center, 69 Hong Kong
West Road, Qingdao, Shandong
邮编 Post code: 266071
电话 Tel: 0532-3879666
传真 Fax: 0532-3896161

### 大连分公司 Dalian Branch

辽宁省大连市中山区人民路24号6楼
6/F, 24 Renmin Road, Zhongshan District, Dalian
邮编 Post code: 116001
电话 Tel: 0411-2539168
传真 Fax: 0411-2539162

### 广州分公司 Guangzhou Branch

广州市天河区体育东路160号27-28层
27-28/F, 160 Tiyu East Road, Tianhe District, Guangzhou
邮编 Post code: 510610
电话 Tel: 020-38862222
传真 Fax: 020-38782220, 38782221

### 海南分公司 Hainan Branch

海南省海口市国贸大道1号景瑞大厦21楼
21/F, Jingrui Building, 1 Guomao Road, Haikou, Hainan
邮编 Post code: 570125
电话 Tel: 0898-66787391
传真 Fax: 0898-66776325

### 沈阳分公司 Shenyang Branch

辽宁省沈阳市沈河区大西路291号平安大厦
Ping An Building, 291 Daxi Road, Shenhe District, Shenyang, Liaoning
邮编 Post code: 110014
电话 Tel: 024-22915888
传真 Fax: 024-22933790

### 合肥分公司 Hefei Branch

安徽省合肥市寿春路172号6、7楼
6/F, 7/F, Ping An Building, 172 Shouchun Road, Hefei, Anhui
邮编 Post code: 230001
电话 Tel: 0551-2611830
传真 Fax: 0551-2645114

### 长沙分公司 Changsha Branch

湖南省长沙市芙蓉中路平安大厦5、21楼
5/F, 21/F, Ping An Building, Furong Central Road, Changsha, Hunan
邮编 Post code: 410005
电话 Tel: 0731-2253322
传真 Fax: 0731-4451021

### 武汉分公司 Wuhan Branch

湖北省武汉市汉口建设大道518号招银大厦27楼
27/F, Merchant Bank Building, 518 Jianshe Road, Hankou, Wuhan, Hubei
邮编 Post code: 430022
电话 Tel: 027-85743236
传真 Fax: 027-85800654

### 重庆分公司 Chongqing Branch

重庆市渝中区上清寺渝中大厦7楼
7/F, Yuzhong Building, Shangqingsi, Yuzhong District, Chongqing
邮编 Post code: 630015
电话 Tel: 023-63601733
传真 Fax: 023-63607476

### 石家庄分公司 Shijiazhuang Branch

河北省石家庄平安北大街28号商业银行17楼
17/F, Commercial Bank, 28 Ping An North Street, Shijiazhuang, Hebei
邮编 Post code: 050000
电话 Tel: 0311-8627321
传真 Fax: 0311-6976082

### 南京分公司 Nanjing Branch

江苏南京市正洪街十八号东宇大厦七楼
7/F, Dongyu Building, 18 Zhenghong Street, Nanjing, Jiangsu
邮编 Post code: 210005
电话 Tel: 025-4705999
传真 Fax: 025-4720789

### 杭州分公司 Hangzhou Branch

浙江省杭州市莫干山路100号耀江大厦11-12楼A座
Block A, 11-12/F, Yaojiang Building, 100 Moganshan Road, Hangzhou, Zhejiang
邮编 Post code: 310005
电话 Tel: 0571-88381818
传真 Fax: 0571-88380030

### 成都分公司 Chengdu Branch

成都市人民南路三段三号新气象大楼三楼
3/F, New Meteorology Building, 3 Third Section, Renmin South Road, Chengdu
邮编 Post code: 630041
电话 Tel: 028-5452288
传真 Fax: 028-5445674

### 南宁分公司 Nanning Branch

广西南宁市金洲路36号金州大厦二楼
2/F, Jinzhou Building, 36 Jinzhou Road, Nanning, Guangxi
邮编 Post code: 530021
电话 Tel: 0771-5524628
传真 Fax: 0771-5524333

### 西安分公司 Xi'an Branch

西安市南二环西段红阳大厦
Red Sun Building, West Section, Second South Ring Road, Xi'an
邮编 Post code: 710075
电话 Tel: 029-4268888
传真 Fax: 029-4249911

### 西宁分公司 Xining Branch

青海省西宁市东关大街36号（市商业银行办公楼12层）
36 Dongguan Street, Xining, Qinghai (12/F, Office Building, Municipal Commercial Bank)
邮编 Post code: 810001
电话 Tel: 0971-6155003
传真 Fax: 0971-6136121

### 福州分公司 Fuzhou Branch

福州市五一中路88号平安大厦28、29层
28/F, 29/F, Ping An Building, 88 Wuyi Central Road, Fuzhou
邮编 Post code: 350005
电话 Tel: 0591-3313138
传真 Fax: 0591-3324558

### 哈尔滨分公司 Harbin Branch

哈尔滨市香坊区赣水路21号
21 Ganshui Road, Xiangfang District, Harbin
邮编 Post code: 150036
电话 Tel: 0451-2346488
传真 Fax: 0451-2361100

**南昌分公司 Nanchang Branch**

南昌市福州路98号金昌利大厦8楼
8/F, Jinchangli Building, 98 Fuzhou Road, Nanchang
邮编 Post code: 330006
电话 Tel: 0791-6391649
传真 Fax: 0791-6391745

**昆明分公司 Kunming Branch**

云南省昆明市环城南路554号汕头大厦
5-6/F, Shantou Building, 554 Huangcheng South Road, Kunming, Yunnan
邮编 Post code: 650034
电话 Tel: 0871-4138666
传真 Fax: 0871-4136806

**银川分公司 Yinchuan Branch**

宁夏银川市东环北路30号东升大厦三楼
3/F, Dongsheng Building, 30 Donghuan North Road, Yinchuan, Ningxia
邮编 Post code: 750005
电话 Tel: 0951-6034842
传真 Fax: 0951-6036277

**乌鲁木齐分公司 Urumchi Branch**

乌鲁木齐市西后街55号平安大厦5楼
5/F, Ping An Building, 55 Xihou Street, Urumqi
邮编 Post code: 830002
电话 Tel: 0991-8837324
传真 Fax: 0991-2638610

**上海分公司 Shanghai Branch**

上海市静安区常熟路8号静安广场11-12楼
11-12/F, Jin'an Plaza, 8 Changshu Road, Jin'an District, Shanghai
邮编 Post code: 200040
电话 Tel: 021-52564888
传真 Fax: 021-62078368

**厦门分公司 Xiamen Branch**

福建省厦门市厦禾路189号银行中心9-12楼
9-12/F, Bank Center, 189 Jiahe Road, Xiamen, Fujian
邮编 Post code: 361003
电话 Tel: 0592-2395099
传真 Fax: 0592-2397892

**呼和浩特分公司 Hohhot Branch**

内蒙古呼和浩特市呼伦南路118号物资大厦四楼
4/F, Material Building, 118 Hulun South Road, Hohhot, Inner Mongolia
邮编 Post code: 010020
电话 Tel: 0471-6687063
传真 Fax: 0471-6953895

**太原分公司 Taiyuan Branch**

山西省太原市新建北路214号新闻大厦9楼
9/F, News Building, 214 Xinjian North Road, Taiyuan, Shanxi
邮编 Post code: 030002
电话 Tel: 0351-8222202
传真 Fax: 0351-8222228

**兰州分公司 Lanzhou Branch**

兰州市城关区互助巷60号甘肃石油大厦17-18楼
17-18/F, Gansu Petroleum Building, 60 Huzhu Lane, Chengguan District, Lanzhou
邮编 Post code: 730030
电话 Tel: 0931-8448450
传真 Fax: 0931-8448484

**郑州分公司 Zhengzhou Branch**

郑州市经三路28号融丰花苑A座1-2楼
1-2/F, Block A, Rongfeng Flower Court, 28 Jingsan Road, Zhengzhou
邮编 Post code: 450003
电话 Tel: 0371-5783086
传真 Fax: 0371-5783088

**长春分公司 Changchun Branch**

长春市东中华路9号
9 East Zhonghua Road, Changchun
邮编 Post code: 130061
电话 Tel: 0431-8988168
传真 Fax: 0431-8920646



# 主要股东

## Major Shareholders

The world is our market and the world will be the place we lived

既然世界是我们的市场，那么世界也就是我们生长的土壤


COSTA RICA
ECUADOR
BOLIVIA

# 主要股东

# Major Shareholders

## 深圳市投资管理公司

全国第一家国有资产经营公司，深圳经济特区最大的国有控股公司，产业覆盖基础设施、能源、交通运输、高新技术、公共事业、金融证券等领域。

## 汇丰保险控股有限公司

汇丰集团的全资附属子公司，专注于发展汇丰集团的保险业务。汇丰集团是全球最大的银行和金融服务机构之一，业务遍布全球，目前为全球市值第二大的银行。汇丰保险控股有限公司的业务遍布亚、欧、美各国，旗下的汇丰人寿（国际）是香港最大的退休金服务机构，汇丰医疗保险是香港最大团体医疗保险公司。

## 摩根·士丹利亚洲投资有限公司

总部设在美国纽约的摩根·士丹利公司，是当今世界最大的全球性证券与投资公司之一，自1935年创建以来，它的业绩与信誉在投资银行与金融服务业中一直名列前茅。

## Shenzhen Investment Holding Corporation (SIHC)

Shenzhen Investment Holding Corporation (SIHC) is the first state-owned assets management company in China and also the largest state-owned investment holding company in Shenzhen Special Economic Zone. Its principal business covers infrastructure development, energy, transportation, high-tech, public utilities, financial services and securities.

## HSBC Insurance Holding Co., Ltd.

It is a whole-owned subsidiary of HSBC Group that is devoted to developing insurance business of HSBC Group. HSBC Group is one of the largest banking and financial service agencies in the world, whose business is worldwide. At present, it is the bank ranking the second in the world in terms of market value. The business of HSBC Insurance Holding Co., Ltd. covers Asian, European and American countries. HSBC Life Insurance (International), one of its subsidiaries, is the largest pension service agency in Hong Kong. HSBC Medical Insurance is the largest group medical insurance company in Hong Kong.

## Morgan Stanley Capital Partners Asia Ltd.

Headquartered in New York, U.S.A., Morgan Stanley is one of the largest securities and investment companies and has been among the best in the investment banking and finance services industry since it was founded in 1935.

## 高盛集团有限公司

美国高盛集团有限公司已有120多年的历史，是华尔街主要投资银行之一，称雄于投资、金融、兼并收购等各个领域中。

## 新豪时投资发展有限公司

资本来源于平安员工集体出资，主要投向为认购平安股份。该公司是在深入研究国内外多家成功企业所建立的激励、约束机制的基础上，结合平安实际而成立。经过多年运作，起到了稳定员工队伍、增强员工责任感和公司凝聚力的作用。

## The Goldman Sachs Group, Inc.

Goldman Sachs, a company with a history of over 120 years, is one of the biggest investment banks in Wall Street. It has been well recognized in investment, finance, and merger and acquisition activities.

## New Horse Investment Development Co., Ltd.

The company which raised its capital through offering shares to Ping An staff, was established on the basis of encouragement and restriction system adopted by other domestic and overseas companies and in consideration of Ping An's unique condition. After several years' successful operation, it has created a sense of belongingness among the Ping An Staff.

# 组织架构图

## Chart of Organizational Structure

Get into the top based on our strong infrastructure

有什么样的基础，就有什么样的巅峰




股东大会
Shareholders' Meeting
董事会
Board of Directors
监事会
Board of Supervisors
总经理室
Board of Management
决策管理委员会
Strategic Management Committee
子公司经营层
Subsidiary Companies
集团职能部门
Group Functional Departments

集团经营决策层
Group Decision Level


投资管理委员会
Investment Management Committee
预算管理委员会
Budget Management Committe
产品管理委员会
Product Management Committee
客户权益维护委员会
Clients' Rights and Interests Safeguarding Committee
保险管理委员会
Insurance Management Committe
精算工作委员
Actuarial Committee
内控工作委员会
Internal Control Committee
人力资源管理委员会
Human Resource Management Committee
战略发展中心
Strategic Development Center
资产运营中心
Assets Operation Center
信息管理中心
Information Management Center
财务企划部
Finance and Planning Department
财务核算部
Finance and Accounting Department
集团办公室
Group Administration Office
组织人事部
Organization and Personnel Department
人力资源部
Human Resource Department
平安大学
Ping An University
稽核监察部
Internal Auditing Department
品牌宣传部
Marketing Department
产险公司
Property and Casualty Insurance Company
职能部门
Functional Department
寿险公司
Life Insurance Company
职能部门
Functional Department
区域事业部
Regional Divisions
信托投资
Trust and Investment Company
职能部门
Functional Department
证券公司
Securities Company
海外控股
Overseas (Holding)
香港公司
Hong Kong Entities
集团执行与咨询层
Group Execution and Consultation Level
分支机构执行层
Branches

## 本年报读者请注意：

随付的财务报表无意根据中华人民共和国以外的国家及司法权区的会计政策及惯例呈列财务状况、经营成果及现金流量。这些财务报表的审计是以中国公认及适用的准则、步骤及惯例进行的。

## NOTICE TO READERS

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the People's Republic of China. Such financial statements was audited in accordance with the standards, procedures and practices that have been generally accepted and applied in the People's Republic of China.

让每个家庭拥有平安